Scott Wilson Mining

TECHNICAL REPORT ON THE BOOTHEEL URANIUM PROPERTY, SHIRLEY BASIN MINING DISTRICT, ALBANY COUNTY, WYOMING, U.S.A.

PREPARED FOR
THE BOOTHEEL PROJECT LLC
CROSSHAIR EXPLORATION & MINING CORP.
UR-ENERGY INC.

Report for NI 43-101

Authors:
Douglas H. Underhill, Ph.D., C.P.G.
William E. Roscoe, Ph.D., P.Eng.

September 8, 2009

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

SCOTT WILSON RPA	www.scottwilson.com

TABLE OF CONTENTS

PAGE
1	SUMMARY	1-1
	Executive Summary	1-1
	Technical Summary	1-3
2	INTRODUCTION	2-1
3	RELIANCE ON OTHER EXPERTS	3-1
4	PROPERTY DESCRIPTION AND LOCATION	4-1
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6	HISTORY	6-1
7	GEOLOGICAL SETTING	7-1
	Regional Geology	7-1
	Property Geology	7-2
	Stratigraphy	7-7
	Structure	7-13
8	DEPOSIT TYPES	8-1
9	MINERALIZATION	9-1
	Jurassic Canyon Springs B and D Beds	9-3
	Tertiary Wind River Formation	9-6
	Cretaceous Mowry, Thermopolis and Cloverly Formations	9-7
10	EXPLORATION	10-1
11	DRILLING	11-1
12	SAMPLING METHOD AND APPROACH	12-1
13	SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
14	DATA VERIFICATION	14-1
15	ADJACENT PROPERTIES	15-1
16	MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
	ISR Technology	16-1
	Bootheel Property and ISR	16-2
17	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
	General Statement	17-1
	Resource Estimation Database	17-2
	Cut-off Parameters	17-2
	Geological Interpretation	17-5
	Assay and Composite Statistics	17-5
	Mineral Resource Estimation	17-13

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page i

SCOTT WILSON RPA	www.scottwilson.com

	Classification of Mineral Resources	17-18
	Scott Wilson RPA Review	17-18
18	OTHER RELEVANT DATA AND INFORMATION	18-1
	Health and Safety	18-1
	Environmental Considerations	18-1
	Hydrogeology	18-1
	Permitting	18-4
19	INTERPRETATION AND CONCLUSIONS	19-1
20	RECOMMENDATIONS	20-1
21	REFERENCES	21-1
22	DATE AND SIGNATURE PAGE	22-1
23	CERTIFICATE OF QUALIFIED PERSON	23-1
24	APPENDIX 1 CLAIM DETAIL	24-1
25	APPENDIX 2 2008 BOOTHEEL DRILL PROGRAM RESULTS	25-1

LIST OF TABLES

PAGE
Table 1-1	Recommended Program and Budget	1-3
Table 1-2	Bootheel Mineral Resource Estimate as of September 8, 2009	1-10
Table 6-1	Historical Resources	6-2
Table 6-2	History of Exploration and Drilling	6-4
Table 9-1	Characteristics of Bootheel Mineralization	9-2
Table 11-1	Drill Hole Statistics for the Bootheel Property	11-1
Table 11-2	Drilling Data - 2008 Core Drilling	11-3
Table 11-3	2008 Core Program & Twin Holes - Mineralized Intervals	11-4
Table 14-1	Probe vs. Chemical Assays - 2008 Program Sundance Formation	14-3
Table 14-2	Scott Wilson RPA Samples	14-9
Table 17-1	Bootheel Mineral Resource Estimate as of August 13, 2009	17-1
Table 17-2	Bootheel Mineral Resource Estimate by Zone as of August 13, 2009	17-19
Table 18-1	Permeability Results, 2008 Core Samples	18-3
Table 20-1	Recommended Program and Budget	20-2

LIST OF FIGURES

PAGE
Figure 4-1	Location Map	4-5
Figure 4-2	Bootheel Property	4-6
Figure 4-3	Bootheel Project Area of Interest	4-7
Figure 6-1	Historic Drill Holes	6-5

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page ii

SCOTT WILSON RPA	www.scottwilson.com

Figure 7-1	Generalized Structure Map of Wyoming Geology	7-3
Figure 7-2	Stratigraphic Section	7-4
Figure 7-3	Regional Geology	7-5
Figure 7-4	Property Geology	7-6
Figure 7-5	Formation Contacts on e-Logs	7-8
Figure 8-1	Geometry and Mineralogical Model of a Roll Front	8-2
Figure 9-1	Drill Holes and Mineralized Zones	9-5
Figure 11-1	2008 Drill Hole Location Map	11-6
Figure 11-2	e-Log Comparison - Crosshair vs. Historical	11-7
Figure 14-1	Crosshair 2008 Chemical Assays vs. Probe – Sundance Formation	14-4
Figure 14-2	Historical Chemical Assays vs. Probe – Sundance and Wind River Formations	14-5
Figure 17-1	Jurassic Sundance Resource (≥0.015% eU3O8, GT≥0.15 ft% eU3O8)	17-3
Figure 17-2	Tertiary Wind River Resource ((≥0.020% eU3O8, GT≥0.15 ft% eU3O8)	17-4
Figure 17-3	Cross-Section A-A’ Looking North	17-6
Figure 17-4	Cross-Section B-B’ Looking North	17-7
Figure 17-5	Cross-Section C – C’ Looking Northwest	17-8
Figure 17-6	Cross-Section D – D’ Looking North	17-9
Figure 17-7	Cross-Section E – E’ Looking North	17-10
Figure 17-8	Frequency and Log Probability Plots for eU3O8 in 0.5 ft Assays	17-11
Figure 17-9	Frequency and Log Probability Plots for eU3O8 in Composited Intervals	17-12
Figure 17-10	GT Contours – Sundance 01 Tabular & 01 Roll Front Nose	17-16
Figure 17-11	Thickness Contours – Sundance 01 Tabular & 01 Roll Front Nose	17-17
Figure 18-1	Water Sample Locations	18-5

LIST OF APPENDIX FIGURES & TABLES

PAGE
Table 24-1	Claim List	24-2
Table 25-1	Summary of 2008 Drill Hole Intersections	25-2

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page iii

SCOTT WILSON RPA	www.scottwilson.com

1 SUMMARY

EXECUTIVE SUMMARY

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) has been requested by the Bootheel Project LLC (BP LLC) and its members Crosshair Exploration & Mining Corp. (Crosshair) and Ur-Energy Inc. (URE) to prepare an independent Technical Report on the Mineral Resources of the Bootheel uranium property, Shirley Basin Mining District, Wyoming, U.S.A.  This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).  Scott Wilson RPA visited the property on July 8, 2008.

INTERPRETATION AND CONCLUSIONS

The Bootheel uranium deposits are of the sandstone roll-type hosted by both the Jurassic Sundance Formation and the Tertiary Wind River Formation. In the opinion of Scott Wilson RPA, the Bootheel drill hole database is appropriate and acceptable for mineral resource estimation.  Crosshair has estimated the Mineral Resource using the contour and polygonal methods.  Scott Wilson RPA has audited and accepted the Crosshair Mineral Resource estimate.  No Mineral Reserves have been estimated for the Bootheel property.

The Bootheel property is considered an advanced exploration project based on the amount of close-spaced drilling and the presence of a significant uranium resource. Scott Wilson RPA notes that, using comparisons with other properties which are currently being permitted, the estimated resources in the Sundance Formation may be sufficient to support a satellite ion exchange In Situ Recovery (ISR) operation without a stand-alone yellowcake recovery, drying, and packaging plant. For operation of a satellite ISR plant, Crosshair would have to enter into a contract to process concentrate at an existing processing plant where uranium could be recovered from the ion exchange resin, purified and concentrated, dried and packaged.

Scott Wilson RPA notes that the information characterizing the hydrology and related parameters of the formations hosting the Mineral Resources is sparse and provides only a very preliminary evaluation of favourability for ISR; however, nothing is presently known that would prevent such an operation.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 1-1

SCOTT WILSON RPA	www.scottwilson.com

Scott Wilson RPA notes that a feasibility study has not been completed for the Bootheel property and there is no certainty the proposed operations would be economically viable.  The estimated Mineral Resources hosted by the Wind River Formation require further evaluation including drilling to bring the resource classification to a higher level.

Scott Wilson RPA notes that for Crosshair to meet its forecast schedule of achieving ISR production by 2013-2014, an aggressive work schedule is necessary for advancing the Bootheel property. This will require exploration/delineation drilling and environmental baseline studies/permit applications to be completed during the next three years (2010-2012). A program including baseline studies, metallurgical work, pump tests, infill and exploration drilling is required to meet this timeframe.

Scott Wilson RPA is of the opinion that the Bootheel property is of merit and warrants the recommended program and budget.

RECOMMENDATIONS

Scott Wilson RPA recommends the following work:

•	Conduct core drilling of mineralization of the Wind River Formation to obtain samples for metallurgical testwork and to test permeability and porosity.

•
Conduct hydrogeologic testing to determine the horizontal hydrologic conductivity of Sundance B and D Beds and vertical hydrologic conductivity between the Sundance Formation and Wind River Formation related to potential leakage through historic drill holes.

•	A scoping study should follow this preliminary evaluation work.

Scott Wilson RPA recommends the program and budget shown in Table 1-1 to conduct exploration drilling, hydrologic testing, and advance evaluation of the project.   The total budget is $1.1 million

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 1-2

SCOTT WILSON RPA	www.scottwilson.com

TABLE 1-1 RECOMMENDED PROGRAM AND BUDGET
The Bootheel Project LLC – Bootheel Property

Item		US$
Exploration
Bonding	25,000 ft @ 6.25/ft, plus BLM	163,000
Drilling	25,000 ft @ $12/ft	300,000
Geophysical Logging	2 mo @ $22,000	44,000
Geologists	3 geol mo	46,000
Expenses, Travel	3 mo @ $4,000	12,000
Field supplies		3,000
Surface damage payments, Reclamation		8,000
Subtotal drilling		576,000

Hydrogeology
Consulting fees		100,000
Drilling costs	3,000 ft @ $30	90,000
Equipment rental & supplies		53,000
Geophysical logging	0.5 mo @ $22,000	11,000
Geology supervision	3 geol mo	46,000
Travel & Field expenses	1 mo @ $4,000	4,000
Surface damage payments, Reclamation		3,000
Subtotal hydrogeology		307,000

Evaluation
Compilation, Evaluation	3 geol mo	24,000
Resource Estimate, Technical reports	2 geol mo	18,000
Scoping Study		75,000
Subtotal evaluation		117,000

Subtotal		1,000,000
Contingency		100,000

Total		1,100,000

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Bootheel property is located in Albany County, Wyoming, 60 miles southeast of Casper and 25 miles northeast of Medicine Bow.  The property occurs in an area of gently rolling relief ranging between 7,100 ft and 7,200 ft above sea level (ASL).

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 1-3

SCOTT WILSON RPA	www.scottwilson.com

Vegetation is sparse, consisting of native grasses and sagebrush, with cottonwood and aspen trees adjacent to ephemeral streams.  Wildlife consists mainly of antelope and ground squirrels. The land is used for cattle grazing during the summer.

The property is readily accessible year-round by an extensive system of county and unimproved ranch roads extending east from U.S. Highways 30 and 287 and Wyoming Road 487. The all-season maintained County Road Number 61 (Fetterman Road) crosses the Bootheel property. While the property is located in a relatively remote area of Wyoming, and there is no mining infrastructure on the property, it is within 20 miles of a railroad, 15 miles of an electric line, and a natural gas pipeline crosses the property.  Skilled labour can be recruited from the region, which has a tradition of uranium mining and oil and gas activities.

The Area of Mutual Interest for the Bootheel Project includes the Buck Point property located about four to seven miles northwest of the Bootheel property. The Buck Point property is not within the scope of this technical report and is therefore not discussed.

LAND TENURE

The Bootheel property is one contiguous property comprised of approximately 6,113 gross acres of mineral rights. This includes one 640 acre Wyoming State Mineral Lease, 162 unpatented Federal lode mining claims comprising approximately 2,957 acres, and one mineral lease for approximately 2,516 acres of Fee Land owned by MJ Ranches Inc. (MJ Ranches).  A surface lease also provides access to about 5,390 acres of the private ranch land and a portion of the unpatented Federal lode mining claims. The lode mining claims are administered by the U.S. Bureau of Land Management. The registered owner of the claims and leases is BP LLC.

Under an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between URE, several of its subsidiaries, and what is now a wholly owned subsidiary of Crosshair, Target Exploration and Mining Corp. (Target) and its subsidiary 448018 Exploration Inc. (448018 Exploration), Crosshair may earn a 75% interest in BP LLC, subject to certain royalties, by completing expenditures totalling US$3 million on or before June 7, 2011. To July 31, 2009, Target reports it had completed approximately US$3.01 million of eligible expenditures and has earned its 75% interest in BP LLC.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 1-4

SCOTT WILSON RPA	www.scottwilson.com

Under agreements dated February 5, 2008, between MJ Ranches, and 448018 Exploration as manager, BHP LLC leased MJ Ranches’ 75% ownership of the mineral rights for four 640 acre sections and surface access rights to six 640 acre sections. The initial term of the agreement is five years with provision for two renewals. The initial five year term cost is $252,651 paid in advance, with inflation related increases for subsequent renewals. The Fee Lands are subject to a sliding scale royalty tied to the sales price of uranium.

HISTORY

Uranium was discovered in the Shirley Basin in 1955. Utah Mining Corp. (later Utah Construction and Mining Co.) produced the first uranium in March 1960 and in 1964 began recovering uranium using ISR methods at the northern end of the basin, about 25 miles northwest of the Bootheel property. Conventional open pit mining replaced ISR in 1970 and continued through the 1980s in the same area, with the last mine closing in 1992. There is currently no production from the basin and most of the open pits have been reclaimed.

The Bootheel property was originally staked in 1958 by Kerr McGee Corp. (Kerr McGee). In 1977, Cherokee Exploration Inc. (Cherokee) acquired the land package, as well as the Kerr McGee database, and drilling by Cherokee from 1978 to 1981 partially delineated both shallow and deep sandstone hosted uranium mineralization. This Cherokee program was conducted by Groth Minerals Corporation on behalf of Uranium Resources and Development Company (URADCO), a wholly owned subsidiary of Pennsylvania Power and Light Company (PPL), a nuclear electric utility. In 1981, PPL terminated its uranium acquisition program and returned the properties to Cherokee.

In 1995, Cherokee sold the project and database to Cameco Corporation (Cameco), which later dropped the property due to the low price of uranium at that time.

BP LLC acquired a database from Cameco Resources Inc. that includes reports, gamma logs, drill logs, and other data which primarily cover the Federal mining claims but also include some historic data from the surrounding fee land.

In January 2009, BP LLC acquired additional data from Cameco Resources Inc. which cover the four fee sections under lease from MJ Ranches.  These data, which include

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 1-5

SCOTT WILSON RPA	www.scottwilson.com

 660 drill holes totalling approximately 290,000 ft, were integrated into the property database used to prepare the resource estimate.

GEOLOGY AND MINERALIZATION

The Bootheel property hosts roll-type uranium deposits within the intermountane Shirley Basin. The Bootheel uranium resources estimated in this Technical Report occur in both the marginal marine sands of the Jurassic Sundance Formation and the fluvial sands and conglomerates of the Tertiary Wind River Formation.  Additional significant uranium mineralization, for which no resources are estimated in this Technical Report, occurs in sands of the Cretaceous Cloverly Formation. The roll-type uranium deposits of the northwestern Shirley Basin are hosted by the Wind River Formation, have been mined, and are the subject of extensive geologic analysis and investigations.

The Bootheel property is located at the southeastern margin of the Shirley Basin, along the western flank of the Laramie Mountains.  Tertiary sediments occupy the entire surface area of the property and unconformably overlie a gently dipping, relatively undisturbed sequence of Palaeozoic and Mesozoic sediments.  A very low angular unconformity separates the more or less horizontal Tertiary Wind River sediments from the underlying Jurassic Sundance and Cretaceous. The Sundance Formation dips at between 3o and 5o to the southwest in the vicinity of the uranium resource estimated in this Technical Report.

A moderate degree of block faulting and some gentle folding are the main structural features and they primarily affect pre-Tertiary rocks. Based on Crosshair’s examination of drill core from 12 holes and review of geologic cross-sections, Crosshair reports that, while minor faulting appears to be present in the mineralized zone, there is little or no fracturing or indications of stratigraphic offset within the Sundance Formation and surrounding strata in 11 of the 12 core holes. The only disturbed rock observed in the core occurs at 420 ft in drill hole 01-BH3004 where a strongly fractured or possible rubble zone is present.

Uranium mineralization occurs within seven different sandstone beds within the gently dipping Jurassic and Cretaceous formations and the overlying Tertiary Wind River Formation.  While five horizons host significant mineralization and have the potential to host economic resources, only the Jurassic Sundance Formation containing the Canyon

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 1-6

SCOTT WILSON RPA	www.scottwilson.com

Springs B and D Beds and the Tertiary Wind River Formation are the hosts for uranium resources estimated in this Technical Report. The three other horizons with significant mineralization are the Cretaceous Dakota Sandstone, Cretaceous Rusty Beds Sandstone and Cretaceous Muddy Sandstone. Three other Cretaceous horizons (Lakota Sandstone, Fuson Shale, and Wall Sandstone) contain scattered weak mineralization. At this time, Target does not consider these mineralized Cretaceous horizons as exploration targets.

Two major zones of uranium mineralization are recognized within the Sundance Formation.  The primary zone in sections 36 and 1 extends over 7,000 ft in length and reaches widths of up to 400 ft, and is described as a series of tabular deposits.  In sections 6 and 7, the mineralization has the characteristic roll front shape with the main northeast–trending nose extending approximately 1,900 ft in length.  These zones vary from two feet to 60 ft in thickness, averaging from 0.017% to 0.216% eU3O8. The length of the individual bodies range from 300 ft to 1,300 ft.  The Sundance mineralization occurs at depths of 158 ft to 585 ft and averages 378 ft.

The Tertiary Wind River Formation ranges from 25 ft to 270 ft thick, averaging 150 ft and hosts uranium mineralization that is typically thin, high grade, meandering and somewhat laterally discontinuous.  The mineralized zones are two feet to 24 ft thick, averaging five feet, host from 0.016% to 0.520% eU3O8, and occur from 50 ft to 215 ft below the surface.  The two main zones are up to 700 ft in width and 1,670 ft in length.

Scott Wilson RPA notes that the spatial relationship between the Jurassic Sundance uranium resource and the Tertiary Wind River uranium resource places a portion of the Wind River above or in the same general area as the Sundance resource in sections 6 and 7 and along the same mineralized trend in sections 1 and 12. The balance of the Wind River uranium resource is located about 6,000 ft to the northeast of the Sundance resource in sections 31 and 32.

DRILLING, SAMPLING, ANALYSES AND TESTING

In addition to the drilling described above in History and for which Crosshair has the logs and records, Crosshair conducted a 2008 drilling program to further test the mineralized Sundance Formation. In total, 1,935 drill holes for more than 600,000 ft have been completed on the property of which Crosshair’s database includes 1,759 holes.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 1-7

SCOTT WILSON RPA	www.scottwilson.com

Crosshair’s 2008 program consisted of 93 vertical holes averaging 540 ft in depth and totalling 50,163 ft.  Of these holes, 12 were spot cored through the Sundance Formation resulting in 708.5 ft of core with a diameter of 2.7 in.  Drilling commenced in June and was completed on September 20, 2008.  In addition, nearly all historic drill hole sites within the main resource zone were found and surveyed using a Global Positioning System (GPS) by Crosshair in 2008 and they now show a high degree of correlation with apparent drill hole locations on air photos.

Chemical analyses were completed on mineralized intervals from the drill core and confirmed the presence of uranium.  Selected samples were assayed at various labs to provide Quality Assurance and Quality Control (QA/QC).

The drill hole database was constructed using eU3O8 values as determined by downhole logging methods.  No top cut was applied to the individual assay intervals.  Composites were determined using various cut-offs with a minimum grade times thickness (GT) of 0.15 ft%.  No more than three feet of below cut-off material located between adjacent mineralized intervals was included in the composites.  Drill hole spacing varies, but, in general, the mineralization was drilled on a maximum spacing of 250 ft between lines, with drill holes on 200 ft intervals along lines.  The majority of the resources were drilled on lines spaced at 200 ft, with drill holes spaced at 100 ft along the lines.

Based on recent tests by Hazen Research Inc. (Hazen), Denver, Colorado, and others, as well as historical analysis, Crosshair used a tonnage factor of 15 ft3/ton for the Wind River mineralization and 16 ft3/ton for the Sundance.

Samples from core drilling were collected by company geologists and submitted to various commercial labs for analysis.  Cherokee used Hazen and Chemical and Geological Labs of Casper, Wyoming, for much of its historical analytical work. Crosshair conducted a program of analysis at independent commercial laboratories to confirm the reliability of analytical results.  Results of the core analyses were compared to eU3O8 values from gamma logs to evaluate radiometric equilibrium, logging tool performance, and confirm the validity of gamma logging.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 1-8

SCOTT WILSON RPA	www.scottwilson.com

During the Bootheel site visit on July 8, 2008, Scott Wilson RPA took three samples of core from Drill Hole 07-BH3010 for analyses of uranium, together with 31 elements and oxides, using X-ray fluorescence methods.  The results confirmed the presence of uranium mineralization and detected no concentrations of constituents outside of the normal range for a Wyoming roll-type uranium deposit.

Scott Wilson RPA is of the opinion that historic sampling and analyses for the Bootheel deposits were conducted using industry practice that was standard at the time.  Current resource estimates for the Bootheel deposits are based on composites of eU3O8% gamma log values. No adjustment of uranium grade to reflect radiometric disequilibrium in the deposit was made by Crosshair.

Scott Wilson RPA is of the opinion that, based on the information available, the original gamma log data and subsequent conversion to eU3O8% values are reliable but slightly conservative estimates of the uranium U3O8 grade.  Furthermore, there is no evidence that radiometric disequilibrium would be expected to negatively affect the uranium resource estimates of Crosshair’s Bootheel deposits.

MINERAL RESOURCES

Mineral Resources of the Bootheel property were estimated by Crosshair using the contour and polygonal methods and were audited by Scott Wilson RPA. From a database of 1,759 drill holes on the property, results of 235 holes were used to estimate resources of the Sundance Formation and 121 holes were used to estimate uranium resources of the Wind River Formation. Classification of the resources is based on continuity and drill hole spacing.  The majority of the resources have been drilled along lines spaced 200 ft apart, with drill holes 100 ft apart along lines.  The Bootheel Mineral Resources are summarized in Table 1-2.

Mineral resources of the Sundance Formation were estimated using the contour method whereby GT and thickness values were contoured for zones 1, 6, 7, and 36.  Mineral Resources of the Wind River Formation were estimated using the polygonal method, with polygons drawn with a maximum 200 ft radius.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 1-9

SCOTT WILSON RPA	www.scottwilson.com

TABLE 1-2 BOOTHEEL MINERAL RESOURCE ESTIMATE AS OF SEPTEMBER 8, 2009
The Bootheel Project LLC – Bootheel Property

Resource Category	Formation	Short Tons	Grade eU3O8 (%)	Contained eU3O8 (lb)
Indicated	Sundance	1,443,000	0.038	1,089,000

Inferred	Sundance	3,637,000	0.031	2,268,000
Inferred	Wind River	762,000	0.064	981,000
Inferred	Total	4,399,000	0.037	3,249,000

Notes:
1.	Mineral Resources were classified in accordance with CIM Definition Standards.
2.	Cut-off criteria for Sundance Mineral Resources are minimum grade of 0.015% eU3O8 over a minimum thickness of 4 ft, and a minimum grade x thickness (GT) product of 0.15 ft%.
3.	Cut-off criteria for Wind River Mineral Resources are minimum grade of 0.020% eU3O8 over a minimum thickness of 4 ft, and a minimum GT product of 0.15 ft%.
4.	A long term price of US$70 per pound U3O8 is used for the Mineral Resource estimate.
5.	A tonnage factor of 16 ft3/ton was used for the Sundance and 15 ft3/ton was used for the Wind River, based on density measurements.
6.	High grades have not been cut for the Mineral Resource estimate.

Scott Wilson RPA reviewed the Crosshair estimate and accepted it as the current Mineral Resource estimate.

No Mineral Reserves have been estimated for the Bootheel property.

OTHER RELEVANT INFORMATION

In 2008, Crosshair carried out three bottle roll leach tests at Hazen using sodium bicarbonate as a lixiviant.  In Scott Wilson RPA’s opinion, the results confirm the data for historic leach tests and suggest that the mineralization in the Sundance Formation is amenable to using ISR techniques.

Porosity and permeability tests of 14 plug samples from core samples of the Canyon Springs Member of the Sundance Formation, conducted for Crosshair by Core Labs Inc. and Advanced Testing in Denver, Colorado, indicate an average porosity of 30.4% and an average permeability of 913 millidarcys (md). This compares with an average permeability of 2,200 md determined in the 1970s by Hazen on seven core samples from one drill hole from the Sundance Canyon Springs B and D host sands.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 1-10

SCOTT WILSON RPA	www.scottwilson.com

Crosshair reports that the static water level occurs in the highly transmissive sands and gravels of the Tertiary Wind River Formation and that preliminary survey results indicate the water levels are between 17 ft and 80 ft below ground surface.

No pump tests have been conducted on the Bootheel property by either Crosshair or preceding operators.

The relatively shallow depths of both the Sundance and Wind River hosted mineralization are well within the range of depth of operating ISR projects in the U.S.A.

During the 1960s, uranium was produced from the Wind River Formation in the northwestern Shirley Basin using ISR technology employing an acid lixiviant.  In addition, Cameco has evaluated uranium mineralization in the Shirley Basin and currently reports an inventory of uranium resource that it indicates is amenable to production using ISR technology.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 1-11

SCOTT WILSON RPA	www.scottwilson.com

2 INTRODUCTION

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) has been requested by the Bootheel Project LLC (BP LLC) and its members Crosshair Exploration & Mining Corp. (Crosshair) and Ur-Energy Inc. (URE) to prepare an independent Technical Report on the Mineral Resources of the Bootheel uranium property, Shirley Basin Mining District, Wyoming, U.S.A.  This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

Crosshair is a junior exploration and development company focused on uranium in both the U.S. and Canada.  Crosshair has recently combined businesses with Target Exploration and Mining Corp. (Target), with Target becoming a 100% owned subsidiary of Crosshair with a defined timeline to production in the Shirley Basin, one of the most uranium mining friendly jurisdictions in North America.  Crosshair also owns gold and volcanic hosted massive sulphide projects in Newfoundland.  Crosshair’s shares trade on the Toronto and New York stock exchanges.

BP LLC, a venture between URE and Target, is registered owner of the claims and leases at the Bootheel Project.  Under an agreement with URE and its subsidiaries, dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, Crosshair, through Target, has earned a 75% interest in BP LLC subject to certain royalties, by completing expenditures totalling $3 million and issuing 125,000 common shares.

SOURCES OF INFORMATION

Douglas H. Underhill, Ph.D., C.P.G., Associate Consulting Geologist with Scott Wilson RPA, visited the property on July 8, 2008. Dr. Underhill is the qualified person for this Technical Report.  William E. Roscoe, Ph.D., P.Eng., Principal Consulting Geologist with Scott Wilson RPA, is the qualified person responsible for Item 17 of this report, Mineral Resource Estimate.

Discussions were held with personnel from Target:

•	Mr. C. Stewart Wallis, P.G., P.Geo., President, Crosshair and Target.
•	Mr. Peter Kurisoo, C.P.G., General Manager USA, Target.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 2-1

SCOTT WILSON RPA	www.scottwilson.com

•	Mr. Tim Appel, Project Geologist, Target.
•	Mr. Larry Poznikoff, Senior Technologist.
•	Mr. Ian O’Brien, Senior Technologist.

During the site visit, Dr. Underhill collected samples of drill core and had them analyzed.  The results of analysis given in Item 14, Data Verification, confirmed the presence of uranium mineralization and were similar to uranium values from gamma logs and analytical results conducted by Crosshair on splits of the same core.  Relevant reports and data were provided to Scott Wilson RPA by Crosshair and were reviewed and discussed with Crosshair staff during and following the site visit. Various maps and technical reports provided by Crosshair, in addition to the public documents that were reviewed, are listed in Item 21, References.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 2-2

SCOTT WILSON RPA	www.scottwilson.com

LIST OF ABBREVIATIONS

Imperial units of measurement are used in this report unless otherwise noted.  All currency in this report is U.S. dollars (US$) unless otherwise noted.

μ	micron	kPa	kilopascal
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
μg	microgram	kWh	kilowatt-hour
A	ampere	L	litre
a	annum	L/s	litres per second
bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m2	square metre
cal	calorie	m3	cubic metre
cfm	cubic feet per minute	min	minute
cm	centimetre	MASL	metres above sea level
cm2	square centimetre	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft2	square foot	oz	Troy ounce (31.1035g)
ft3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	ppm	part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	second
gpm	Imperial gallons per minute	st	short ton
gr/ft3	grain per cubic foot	stpa	short ton per year
gr/m3	grain per cubic metre	stpd	short ton per day
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonne per year
hp	horsepower	tpd	metric tonne per day
in	inch	US$	United States dollar
in2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	yd3	cubic yard
km/h	kilometre per hour	yr	year
km2	square kilometre

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 2-3

SCOTT WILSON RPA	www.scottwilson.com

 3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) for the Bootheel Project LLC, and its members Crosshair Exploration and Mining Corp and Ur-Energy Inc.   The information, conclusions, opinions, and estimates contained herein are based on:

1.	Information available to Scott Wilson RPA at the time of preparation of this report;

2.	Assumptions, conditions, and qualifications as set forth in this report; and

3.	Data, reports, and other information supplied by Crosshair and other third party sources listed as references.

For the purpose of this report, the ownership information has been provided by Crosshair based on title searches by Bensing and Associates Inc. dated August 20, 2007, and October 24, 2007 (updated December 26, 2007) and a Title Report dated August 30, 2006 by Lathrop & Gage L.C. and Cox Padmore Skolnik & Shakarchy.  Scott Wilson RPA has not researched property title or mineral rights for the Bootheel Project and expresses no opinion as to the ownership status of the property. Scott Wilson RPA has not independently investigated the permitting and reclamation status of the property.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 3-1

SCOTT WILSON RPA	www.scottwilson.com

4 PROPERTY DESCRIPTION AND LOCATION

The Bootheel property is located in southeastern Wyoming, north central Albany County, 60 miles southeast of Casper and 25 miles northeast of Medicine Bow.  The property is in the southeast part of the Shirley Basin, about 25 miles southeast of the historical Shirley Basin Mining District. It is centred at approximately 42o05’ N Latitude, 105o45’ W Longitude in Township (T) 24 North to 25 North, Range (R) 74 West to 75 West (Figures 4-1 and 4-2).

The Bootheel property comprises about 6,113 gross mineral acres consisting of one 640 acre Wyoming State Mineral Lease No 0-40774, 162 unpatented Federal lode mining claims including approximately 2,597 acres, and one mineral lease for approximately 2,516 acres of fee land owned by MJ Ranches Inc. (MJ Ranches). The lode mining claims control the subsurface mineral rights and are administered by the U.S. Bureau of Land Management (BLM). In addition, a surface lease with MJ Ranches provides access to 5,390 acres of the land to which BP LLC has mineral rights.

Wyoming State Mineral Lease No 0-40774 includes Section 36 Township 25 North Range 75 West 6th Principal Meridian (T25N R75W). The 162 lode mining claims comprise 94 BH, 4 BH Gap, 36 Rob, and 28 TD claims located on Sections 30 and 32 T25N R74W; Section 6 T24N R74W; and Sections 2, 12, 14 and 24 T24N R75W. The mineral lease with MJ Ranches includes Sections 31 T25N R74 W; Section 7 T24N R74W; and Sections 1 and 11 T24N R75W.

The individual claims and the sections under lease are listed in Appendix 1 Table 24-1 Claim List.  Some of the lode mining claims are less than full size (20.66 acres) and, as they have not been legally surveyed, the total area was estimated from the claim maps.

All of the Bootheel properties are reported by Crosshair to be in good standing. The annual holding cost for the Bootheel property for the Assessment Year due before September 1, 2009, will be $23,000 for the unpatented lode mining claims plus $1,280 for the Wyoming State Mineral Lease. All MJ Ranches lease payments were made in advance and none is due in 2009.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 4-1

SCOTT WILSON RPA	www.scottwilson.com

Crosshair reports there are no outstanding environmental liabilities for the properties.

The Area of Mutual Interest for the Bootheel Project includes the Buck Point property located about four to seven miles northwest of the Bootheel property. The Buck Point property is not within the scope of this technical report and is therefore not discussed.

LAND TENURE

The registered owner of the claims and leases is The Bootheel Project LLC (BP LLC).  Under an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc., several of its subsidiaries, and what is now a wholly-owned Crosshair subsidiary, Target Exploration and Mining Corp. (Target) and its subsidiary 448018 Exploration Inc. (448018 Exploration); Crosshair has earned a 75% interest in BP LLC subject to certain royalties as discussed below, by completing expenditures totalling $3 million and issuing 125,000 common shares under the following schedule:

•	50,000 common shares upon approval of the agreement by the TSX Venture Exchange (completed)

•	$750,000 expenditures as a firm commitment on or before the September 7, 2008 (completed)

•	25,000 common shares on or before June 7, 2008 (completed)

•	an additional $750,000 expenditures on or before June 7, 2009 (completed)

•	25,000 common shares on or before June 7, 2009 (completed)

•	an additional $750,000 expenditures on or before June 7, 2010 (completed)

•	25,000 common shares on or before June 7, 2010 (completed)

•	an additional $750,000 expenditures on or before June 7, 2011 (completed)

The agreement also includes the Buck Point property located about four miles northwest of the Bootheel property and defines an Area of Interest (Figure 4-3).  The Bootheel property consists of private, state, and federal mineral rights with certain surface rights.  The Stock Raising Homestead Act was amended in 1993 whereby mineral ownership is severed from surface ownership and the surface ownership is patent. Where the mineral rights are reserved to the United States, claimants must record a Notice of Intent to Locate Mining Claims (NOITL) with the surface owner and the local Bureau of Land Management (BLM) office before entering the land or locating claims.  Staking can

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 4-2

SCOTT WILSON RPA	www.scottwilson.com

commence 30 days after the notice has been received but must be completed within 90 days.  There is a limit to the number of NOITLs that can be delivered to any one owner at one time.  Compensation must be paid to the surface owner for any disturbance of the land used for access or drilling.

Permitting of drill sites and access roads on private, federal and state lands is carried out through the Wyoming Department of Environmental Quality and the BLM.  The recently increased yearly rental of $140, to maintain the unpatented claims, is payable to the BLM each year before September 1.

The Wyoming State Mineral Lease rental is paid annually in advance on the anniversary date of the State Lease.  The rental is US$1.00 per acre for the first five years, and US$2.00 per acre in years six to ten.  The State retains a 5% gross royalty on the value of uranium mined on the leases.  The Bootheel Wyoming State Mineral Lease, No 0-40774, dated February 2, 2001, may be renewed for successive ten year periods at a rental of US$2.00 per acre.

As a result of a purchase agreement covering the database on the initial property, Power Resources Inc. (now Cameco Resources Inc., a U.S. subsidiary of Cameco Corporation (Cameco)) has an overriding royalty for uranium, vanadium, and certain other minerals mined and removed from certain parts of the property which include the federal claims and the State Lease at Bootheel.  In addition, Energy Metals Corporation (now Uranium One Inc.) holds a royalty for uranium, vanadium and other minerals mined and removed from the 28 TD claims (sections 12 and 6).

Under agreements dated February 5, 2008, between MJ Ranches and 448018 as manager, BP LLC leased MJ Ranches’ 75% ownership of the mineral rights for four sections of land and the surface access rights to an additional six sections of land (Figure 4-2).  The terms of the agreement are:

•	Initial Term of the lease is five years with the right of two five year renewals;

•	Payment of $252,651 in advance for the initial five year term, increased for inflation for the renewal periods;

•	The Fee Lands are subject to a sliding scale royalty;

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 4-3

SCOTT WILSON RPA	www.scottwilson.com

•	Mining claims situated upon the surface lands are subject to a royalty in favour of MJ Ranches; and

•	Surface damage fees are payable yearly for new disturbances.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 4-4

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 4-1   LOCATION MAP

MONTANA
YELLOWSTONE-ABSAROKA
VOLCANIC
REGION
Big Horn
Sheridan
Crook
POWDER
Campbell
RIVER
BASIN
Johnson
Washakie
Teton
Hot Springs
Weston
Christensen Ranch
Nichols / Hank
Moore Ranch
Smith Ranch / Highland
WIND RIVER BASIN
RIVERTON
Fremont
Natrona
CASPER
Converse
Niobrara
SOUTH DAKOTA
NEBRASKA
IDAHO
Sublette
Lincoln
GREEN
RIVER
BASIN
Granite Mountains
SHIRLEY BASIN
Green Mountain Deposits
GREAT DIVIDE
BASIN
Lost Creek
Sweetwater Mill-Mine
Shirley Basin Deposits
Buckpoint
Bootheel
Platte
Goshen
Sweetwater
ROCK SPRINGS
RAWLINS
Carbon
Albany
Uinta
LARAMIE
Laramie
CHEYENNE
UTAH
COLORADO
United States
WYOMING
INDEX MAP
N
Legend:
Crosshair Properties
ISR Deposit - Permitting Stage
ISR Mine - Producing
0 20 40 60 80 100
Miles
September 2009
Source: Crosshair, 2009.
SCOTT WILSON RPA
www.scottwilson.com

Figure 4-1

The Bootheel Project LLC

Bootheel Uranium Property

Albany County, Wyoming, U.S.A.

Location Map

4-5

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 4-5

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 4-2   BOOTHEEL PROPERTY

SCOTT WILSON RPA www.scottwilson.com

R75W
R74W
Mineral Interest Legend:
Mining Claims - Controlled
State Lease - Controlled
MJ Ranches Fee Land - Controlled Mineral and Surface
MJ Ranches Fee Land - Controlled Surface Only (all of section 32)
N
T 25 N
T 24 N
State of Wyoming Lease 0-40774
Fetterman Road
0 0.25 0.50 0.75 1.0
Mile
September 2009
Source: Crosshair, 2009.

Figure 4-2

The Bootheel Project LLC

Bootheel Uranium Property

Albany County, Wyoming, U.S.A.

Bootheel Property

4-6

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 4-6

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 4-3   BOOTHEEL PROJECT AREA OF INTEREST

Figure 4-3
The Bootheel Project LLC
Bootheel Uranium Property
Albany County, Wyoming, U.S.A.
Area of Interest
Mineral Interest Legend:
Mining Claims - Controlled
State Lease - Controlled
MJ Ranches Fee Land - Controlled Mineral and Surface
MJ Ranches Fee Land - Controlled Surface Only (all of section 32)
County Roads
Two Track Access Road
Area of Mutual Interest
T27N-R74W
T27N-R73W
T26N-R77W
T26N-R76W
T26N-R75W
T26N-R74W
T26N-R73W
T25N-R77W
T25N-R76W
T25N-R75W
T25N-R74W
T25N-R73W
T24N-R77W
T24N-R76W
T24N-R75W
T24N-R74W
T24N-R73W
(Road 610) Marshall Road
(Road 61) Fetterman Road
N
0
10,000
20,000
Feet
September 2009
Source: Crosshair, 2009.
SCOTT WILSON RPA
www.scottwilson.com

4-7

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 4-7

SCOTT WILSON RPA	www.scottwilson.com

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Shirley Basin property is readily accessible year-round by an extensive system of county gravel and unimproved ranch roads extending east from U.S. Highways 30 and 287 and Wyoming Road 487. The all season maintained gravel County Road Number 61 (Fetterman Road) crosses the Bootheel property (Figure 4-2).

CLIMATE

The climate is semi-arid with warm summers and harsh winters accompanied by strong constant winds.  The average high temperature varies between 34OF in January and 82OF in July with an average low varying between 14OF in January and 48OF in July.  Yearly precipitation averages 14.7 in., which includes 49 in. to 64 in. of snow falling between October and May.  Snow cover is not extensive (averaging less than 3 in.) except as you approach the Medicine Bow Mountains where the constant winds blow much of the snow into localized drifts.

LOCAL RESOURCES

Labour, materials and mining supplies are readily available in Casper, Rawlins and Cheyenne.  As Wyoming is a coal producer and has considerable oil and gas production, skilled workers are generally readily available from within the State.  Casper is served by regular scheduled aircraft out of Denver, Salt Lake City, and Minneapolis.

INFRASTRUCTURE

There is no existing mining infrastructure on the Bootheel property.  The property is within about 20 mi. of an Interstate Highway and the railroad.  A natural gas transmission line passes through the property and the nearest power line is approximately 15 mi. to the west.  There are only seasonal surface water sources on the property however water is readily available from underground aquifers.  The nearest occupied ranch houses are five miles from the centre of the property.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 5-1

SCOTT WILSON RPA	www.scottwilson.com

PHYSIOGRAPHY AND LAND USE

Topographically, the property occurs in an area of low relief with gently rolling hills ranging in elevation from 7,100 ft to 7,200 ft above sea level (ASL).   Vegetation is sparse and consists of local grasses and sagebrush with cottonwood and aspen trees growing adjacent to the ephemeral streams. Wildlife consists mainly of antelope and ground squirrels.

The land is used for cattle grazing during the summer.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 5-2

SCOTT WILSON RPA	www.scottwilson.com

6 HISTORY

Much of the history of uranium activities in the Shirley Basin was reported by Pool (2007) as described below.

Uranium was discovered in the Shirley Basin in 1955 by Teton Exploration Drilling Co., which found ore-grade material by drilling west of the Little Medicine Bow River in the western part of the Shirley Basin, 30 mi. south of Casper.  In the summer of 1957, several thousand claims were staked over 150 square mi.  By the end of 1959, over 1,000,000 ft of drilling had been completed through the mineralized Wind River Formation, and into underlying pre-Tertiary rocks.  In 1959, Utah Mining Corp., later Utah Construction and Mining Co. (Utah), sank a shaft on its property, and the first uranium was produced in March 1960, with ore shipped to the Lucky Mac mill in the Gas Hills area west of Casper.  Late in 1964, the company stopped underground mining and commenced an ISR operation using sulphuric acid and ion exchange for recovery. The sulphuric acid was soon replaced by nitric acid which was employed as the lixiviant until the ISR project was shut down (Snow, 2006).

Production amounted to approximately 200,000 pounds of U3O8 per year through 1970 (Pool, 2000).  In 1970, the ISR operation was replaced by a conventional open pit mine and mill designed to increase the level of production.

In July 1960, Petrotomics Co. (Petrotomics) commenced an open-pit operation in the nearby area and in 1962 a solvent extraction facility was built on the property.  A second pit commenced operation in 1966.  By late 1969, there were three operating mines in the Shirley Basin, those of Petrotomics and Utah, as well as Kerr McGee Corp. (Kerr-McGee).

Total production from the basin amounted to about 34 million pounds of U3O8. The last mine closed in 1992 and most of the pits have been reclaimed.  Cogema Mining Inc. retains one tailings impoundment, which is used for the disposal of low-level radioactive waste from the ISR operations in the Powder River Basin.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 6-1

SCOTT WILSON RPA	www.scottwilson.com

Bootheel was originally staked in 1958 by Kerr McGee.  Kerr McGee drilling (283 holes) discovered both shallow oxidized and deeper uranium mineralization in sandstones but dropped the property in 1962.  The company re-acquired the property in 1968, and again abandoned it.  Rocky Mountain Energy Corporation (Union Pacific Railroad) also conducted limited drilling in the early 1970s.  In 1977, Cherokee Exploration Inc. (Cherokee) obtained a land package, as well as the Kerr McGee database, and formed an exploration and drilling participation agreement with Uranium Resources and Development Company (URADCO), a subsidiary of Pennsylvania Power and Light Corp.  Drilling from 1978 to 1980 partly delineated both shallow and deep sandstone mineralization.  Only limited drilling directed at the deep mineralization was carried out in 1980.  During this time, URADCO carried out studies on open pit, underground and ISR mining methods, metallurgy and economic studies.  In 1981, URADCO discontinued its uranium development program and returned the property to Cherokee.

Dames & Moore estimated a historical resource included in a report dated 1980, for parts of the property.  Nuclear Assurance Corporation (NAC) completed a study in 1982 reporting the reserves and resources shown in Table 6-1.  As was industry standard for reporting in the 1980s, tonnages are not provided in the reports.  Reserves are reported using a minimum grade of 0.02% eU3O8 and a grade times thickness (GT) of 0.12 ft%.

TABLE 6-1 HISTORICAL RESOURCES
The Bootheel Project LLC – Bootheel Property

Classification	Age of Formation	Av. Thick. (ft)	Av grade (%eU3O8)	Av GT	Pounds eU3O8
Measured + Indicated Reserves	Jurassic	14.9	0.037	0.55	2,625,000
Measured + Indicated Resources	Tertiary	4.9	0.078	0.38	1,095,000
Inferred Resources	Jurassic	11.4	0.044	0.50	2,801,000
Geological Resources	Jurassic Cretaceous	Not reported	Not reported	Not reported	4,462,000
Total					10,983,000

Scott Wilson RPA cautions that these resources are historical in nature and were compiled before the implementation of NI 43-101 reporting standards.  Readers are cautioned that recent independent verification of the data has not been performed and Crosshair has not completed sufficient exploration to verify the historical resource and reserve estimates.  The categories of mineralization used are not those prescribed by

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 6-2

SCOTT WILSON RPA	www.scottwilson.com

the Canadian Institute of Mining, Metallurgy and Petroleum and stipulated in NI 43-101, however, with the exception of the Geological Resources, they would correspond to Indicated or Inferred Resources under those guidelines.  Scott Wilson RPA is not treating the historical estimates as NI 43-101 defined resources or reserves verified by a qualified person and the historical estimates should not be relied upon.

In 1995, Cherokee sold the project and database to Cameco, which conducted limited drilling and evaluation of the ISR potential.  Although the results were considered positive, Power Resources Inc. (PRI), a subsidiary of Cameco, abandoned the project in 1998 due to the low price of uranium at that time.  There are no historical resources reported by PRI.

BP LLC acquired a database from PRI that includes reports, gamma logs, drill logs and other data which primarily cover the Federal mining claims but also include some historic data from the surrounding fee land.

On January 15, 2009, BP LLC acquired additional data from Cameco Resources Inc. which covers the four fee sections under lease from MJ Ranches.  The data include historical geological and gamma logs covering 660 drill holes totalling approximately 290,000 ft.

Compilation to date indicates that there have been approximately 1,900 drill holes totalling in excess of 600,000 ft, completed on the property and the surrounding area. This includes the 93 holes comprising 50,163 ft drilled by Crosshair during 2008 (Table 6-2).

Historic drill hole locations are shown in Figure 6-1.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 6-3

SCOTT WILSON RPA	www.scottwilson.com

TABLE 6-2   HISTORY OF EXPLORATION AND DRILLING
The Bootheel Project LLC – Bootheel Property

Year	Company	Number of holes	Footage drilled	Comments
1958 - 1962	Kerr McGee	Total to 1969 follows	n.a.	Tested shallow & deep mineralization with emphasis on shallow Wind River
1968 -1969	Kerr McGee	283	~52,600	Not reported
1970 - ?	Rocky Mountain Energy	n.a.		Not reported
1977-1980	Cherokee (URADCO)	About 1,475	372,647	Tested Wind River in early years shifting exclusively to pre-Tertiary targets in 1980
1981	Groth Min-erals Co.	33	18,150	Assessment drilling for 1981
1993 - 1998	Power Resources Inc.	202	~96,400	Evaluated ISR potential; dropped due to low uranium price
2008 - present	BP LLC	93; with 12 spot cored	50,163	All holes drilled through Wind River targeting Sundance and bottoming in Chugwater

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 6-4

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 6-1   HISTORIC DRILL HOLES

SCOTT WILSON RPA www.scottwilson.com

R75W
R74W
R75W
R74W
26
25
30
29
35
36
31
32
T
25
N
2
6
5
T
24
N
11
12
7
8
14
13
18
17
23
Fetterman Road
N
0 0.25 0.50 0.75 1.0
Mile
Legend:
Drill Hole Location
Property Boundary
Road
September 2009
Source: Crosshair, 2009.

Figure 6-1

The Bootheel Project LLC

Bootheel Uranium Property

Albany County, Wyoming, U.S.A.

Historic Drill Holes

6-5

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 6-5

SCOTT WILSON RPA	www.scottwilson.com

7 GEOLOGICAL SETTING

REGIONAL GEOLOGY

The Bootheel property is located at the southeastern margin of the Shirley Basin, along the western flank of the Laramie Mountains (Figure 7-1).  The basin is an erosional feature controlled in part by a broad northwest trending syncline in pre-Tertiary rocks.  The property is situated adjacent to the Precambrian Wyoming Lineament, which separates the Laramie and Wind River structural basins.  Both the Shirley Basin and the Laramie Range were formed during the Laramide Orogeny at the close of the Cretaceous age.

Rocks in the area range from Precambrian to Quaternary in age (Figure 7-2).  Precambrian rocks are extensively exposed in the core of the Laramie Range and consist of metasediments intruded by a granitic batholith and numerous northeast trending mafic dikes (Figure 7-3).  Within the basin, deep drilling intersected Precambrian rocks at depths up to 5,000 ft.  Throughout the Paleozoic and most of the Mesozoic, the area was part of a stable foreland located to the east of the Cordilleran geosynclines.  The Mississippian Madison Formation (not present at Bootheel) overlies the basement rocks and is comprised of limestone and dolomite, capped by a karst erosional surface.  The overlying Pennsylvanian through Cretaceous rocks consist of mostly sandstones, siltstones and shales, with lesser amounts of limestone and evaporites, up to 6,300 ft in thickness (Figure 7-2).  Mesozoic rocks are unconformably overlain by up to 1,500 ft of Tertiary fluvial and lacustrine sediments, including the basal Wind River Formation, which hosted most of the uranium previously mined in the Shirley Basin.  These sediments were derived from uranium rich Precambrian rocks in the Laramie Range.

All past uranium mining activity including ISR extraction by Utah occurred in the northwestern portion of the Shirley Basin, about 25 miles to the northwest of the Bootheel property.  Total historic production amounted to 34 million pounds U3O8 (Pool, 2007).  In this area, individual ore bodies are not extensive either in lateral dimension or in total tonnage. While large, high-grade roll front deposits occurred in a northwest trending belt, three miles wide by six miles long, most ore bodies were considerably smaller.  Deposits were primarily hosted in the Wind River Formation, within two

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 7-1

SCOTT WILSON RPA	www.scottwilson.com

sandstone beds separated by siltstone and claystone beds.  Large “tongues” of yellowish green altered sandstone, with high iron montmorillonite are present on the oxidized side of the roll fronts.  Unaltered sandstone is grey.  Individual ore bodies contain a few tons to several hundred thousand tons of ore, with mining grades ranging from 0.1% to 0.7% U3O8.  The largest known deposits are up to 30 ft thick and extend up to 2,500 ft along edges of altered tongues (Harshman & Adams, 1981).  The principal mineral is uraninite, associated with pyrite, marcasite, ferroselite (iron selenium), hematite, calcite and organic matter.  These minerals coat sand grains and occur in interstices.

PROPERTY GEOLOGY

The geology of the Bootheel property is relatively simple as primarily determined from drill hole data within and directly adjacent to the property.  Tertiary sediments dipping at about 1.5o northeasterly, occupy the entire surface area of the property and unconformably overlie a gently southwesterly dipping (3o to 5o), relatively undisturbed sequence of Paleozoic and Mesozoic sedimentary strata. The sequence extends from the Pennsylvanian Casper Formation deposited on the Precambrian basement upwards to the Cretaceous Frontier Formation.  A moderate degree of block faulting and some gentle folding are the main structural features, which primarily affect pre-Tertiary rocks.

Geologically significant outcrops of pre-Tertiary sediments occur at the margins of the property in the following areas: 1) the Chugwater Formation outcrops along its up-dip extension one mile to the east of the uranium mineralization in sections 6 and 7, along with several fault bound blocks of Goose Egg Formation and Casper Formation; 2) Precambrian basement rocks, Casper Formation and Goose Egg Formation outcrop along the Pinto Creek fault complex, one mile southeast of the property; and 3) the entire Jurassic/Cretaceous section which hosts uranium mineralization within the property is poorly exposed directly to the northwest of the property boundary (Figure 7-4).

The following descriptions of stratigraphy, structure and uranium mineralization within the Bootheel property are strongly influenced by the data available at the time of writing including the historical reports listed in Item 21 References.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 7-2

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 7-1   GENERALIZED STRUCTURE MAP OF WYOMING GEOLOGY

SCOTT WILSON RPA www.scottwilson.com

MONTANA
Sheridon
BIG HORN BASIN
BIG HORN MTNS.
POWDER RIVER BASIN
Gillette
SOUTH DAKOTA
ABSAROKA MOUNTAINS
Worland
N
OWL CREEK MTNS.
Kaycee
E,P
E
CASPER ARCH
WIND RIVER BASIN
Riverton
IDAHO
WIND RIVER MTNS.
GAS HILLS
GRANITE MTNS.
Casper
Douglas
Lance Ck.
LARAMIE RANGE
SHIRLEY BASIN
GREEN RIVER BASIN
GREAT DIVIDE BASIN
Rock Springs
Rawlins
NEBRASKA
CHEYENNE BASIN
Laramie
Cheyenne
BAGGS
UTAH
UINTA MTNS.
SAND WASH BASIN
MAYBELL
Craig
COLORADO
FRONT RANGE
Ft. Collins
Greeley
GREELEY ARCH

Wyoming, generalized structural map of the Tertiary Basins, Precambrian uplifts and location of uranium districts. The Precambrian rocks include uraniferous granites of Archean to Lower Proterozoic age. Districts with rollfront uranium deposits include: 1 Kaycee; 2 Pumpkin Buttes; 3 Turncrest; 4 Monument Hill; 5 Highland-Box Creek; 6 Crooks Gaps; 7 Green Mountain; 8 Sweetwater-Red Desert; 9 Shirley Basin; 10 Gas Hills. (After Harshman 1970: Bailey and Childers, 1974)

Legend:

- *Boundary of Tertiary Basin*
- *Thrust Fault*
- *Precambrian Rocks (Including Granite)*

U Deposits

- M *Tabular, in Miocene Sediments Surficial, in Brecciated*
- g *Granite (Copper Mountain) Roll Front*
- E *E= Eocene Sediments*
  P= Paleocene Sediments

0 20 40 60 80 100
Kilometres
September 2009

Figure 7-1

The Bootheel Project LLC

Bootheel Uranium Property

Albany County, Wyoming, U.S.A.

Generalized Structure Map of Wyoming Geology

7-3

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 7-3

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 7-2   STRATIGRAPHIC SECTION

SCOTT WILSON RPA www.scottwilson.com

RANGE OF THICKNESS IN FEET
Scale in Feet, For Typical Section
CENOZOIC
MESOZOIC
PALEOZOIC
Precambrian
Quaternary
Tertiary
Cretaceous
Jurassic
Triassic
Permian
White River Fm.
Wagon Bed Fm.
Wind River Fm.
Niobrara Fm.
Frontier
Mowry shale
Muddy sandstone
Thermopolis shale
Morrison FM.
Upper Jelm
Lower Jelm
Chugwater Fm.
Goose Egg Fm.
Casper Fm.
Amsden Fm.
Madison Limestone
granite diabase gneiss metasediments
Very fine to fine-grained sandstone, siltstone, generally white in colour.
Large granite boulders near mountain fronts, becomes finer grained towards centers of basins, local outcrops of resistent conglomerate.
Arkosic sandstone, conglomerate with sandstone matrix, siltstones and shales, basal conglomerate in some areas.
Calcareous black shale with chalk and oyster beds.
Fine to medium-grained buff sandstone with chert pebbles and shark teeth.
Black shale, ironstone, septarian concretions.
Siliceous shale, weathers silver grey to white.
Clean, fine-grained sandstone.
Dark grey shale.
"Rusty Beds" hematitic sandstone.
Fine-grained hematitic sandstone, buff to dark red.
Black shale with sandstone and ironstone near base.
Fine to very coarse-grained sandstone quartz and chert pebbles at base, petrified wood in some areas.
Variegated shales, shaly sandstones, siltstones, limestone dinosaur bones and chert.
Fine-grained sandstone and claystone; white, grey and green.
Black to grey shale, fine-grained sandstone.
Sandstone, siltstone, shale; yellow tan, white and grey.
Very fine to fine-grained sandstone; white, yellow, pink and red.
White, tan fine-grained sandstone.
Yellow to white fine-grained sandstone, flat bedded.
White to yellow very fine-grained cross-bedded sandstone.
Sandstone, shale, conglomerate; very fine to very-coarse-grained; white, yellow, green, red; clay pebble conglomerate.
Orange to reddish pink sandstone and siltstone.
Red shales, siltstone, sandstones, limestone and evoporites.
Red shales, limestone and gypsum.
Upper part - cross-bedded fine to medium-grained sandstone; Lower part - interbedded fine to medium-grained sandstone and limestone.
Cross-bedded sandstone, reddish sandstone and chert conglomerate.
Limestone, grey, cherty and massive. Arkosic conglomerate sandstone near base.
LITHOLOGIES
CONGLOMERATE (chert pebbles in black)
SANDSTONE
CROSS-BEDDED SANDSTONE
FLAT-BEDDED SANDSTONE
SILTSTONE
SHALE, CLAYSTONE
GYPSUM
LIMESTONE
GRANITE
DIABASE
GNEISS
Location of Mineralization in the Bootheel Project Area.

Figure 7-2

Sources:

Giddings, H.J., 1935, Geology of a portion of the Laramie Basin lying north of Como anticline, Albany County, Wyoming: unpubl. M.S. thesis, University of Wyoming.

Konkel, Phillip, 1935, Geology of the northeast portion of the Laramie Basin, Little Medicine district, Wyoming: unpubl. M.S. thesis, University of Wyoming.

Pipiringos, George N., 1957, Stratigraphy of the Sundance, Nugget and Jelm formations in the Laramie Basin, Wyoming: the Geological Survey of Wyoming, Bulletin No. 47.

Field mapping and photo-geologic mapping by the staff of Groth Minerals Corporation.

The Bootheel Project LLC

Bootheel Uranium Property

Albany County, Wyoming, U.S.A.

Stratigraphic Section

September 2009 — Source: Crosshair, 2009.

7-4

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 7-4

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 7-3   REGIONAL GEOLOGY

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 7-5

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 7-4   PROPERTY GEOLOGY

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 7-6

SCOTT WILSON RPA	www.scottwilson.com

STRATIGRAPHY

Described below is the stratigraphic section that either hosts uranium mineralization or may influence future uranium exploration and production at Bootheel.  In contrast to many Wyoming uranium projects where mineralization primarily occurs in one stratigraphic unit of Tertiary age, uranium resources estimated in this Technical Report occur in strata of both Jurassic and Tertiary age. In addition, significant mineralization occurs in several different sandstone units of Cretaceous age.

Geologic information is derived almost entirely from rotary and core drilling samples and from gamma, self-potential (SP) and resistivity logs.  Representative electric log (e-log) profiles and 2008 stratigraphic conventions for each of the formations are shown in Figure 7-5.  Changes from previously used, often conflicting stratigraphic nomenclature are explained below.  Formations are described in ascending order from the Triassic Chugwater Formation through to the surficial Tertiary Wagon Bed Formation.

The 725 ft thick Chugwater Formation directly underlies the Sundance hosted, estimated uranium resource at Bootheel.  It consists of red hematitic shale and siltstone, with lesser interbedded sandstone.  Greenish grey interbeds are commonly present.  The lithologies are quite impermeable to groundwater flow and represent the underlying aquitard necessary for the ISR uranium production of Sundance hosted uranium mineralization.  As much as 75 ft of Chugwater has been penetrated in drill holes in the resource area.  Drill core and, to a lesser extent, rotary drill cuttings, show the shaley lithologies of the Chugwater to be gradational with the silty sandstones of the lowermost Sundance.  However, the upper formation contact that occurs at the first appearance of red drill cuttings is very distinctive in the e-logs, and can be easily recognized across the entire property area.  To avoid confusion with historic drill data, it should be noted that the sediments located directly above and below the Chugwater-Sundance contact were assigned to the Jelm Formation by some workers in the past.  The Jelm nomenclature was abandoned by Cameco in 1993 and by Crosshair in 2008 due to the lack of a distinctive electronic log signature and practical lithological differences.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 7-7

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 7-5   FORMATION CONTACTS ON E-LOGS

SCOTT WILSON RPA www.scottwilson.com

Drill Hole 12-BH2019
Section 12
Tertiary
Wind River
Formation
Mowry
Formation
Muddy Sandstone
Thermopolis
Formation
Rusty Bed Sandstone
Dakota Sandstone
Cloverly
Formation
Lakota Sandstone
Morrison
Formation
Gamma
Log
Self
Potential
Resistivity
Drill Hole 36-BH3015
Section 36
Tertiary
Wind River
Formation
Morrison
Formation
Undivided
Upper
Sundance
Hulett Sandstone
Sundance
Formation
Canyon Springs
A Bed
Canyon Springs
B and D Beds
Chugwater
Formation
Legend:
Uranium Mineralization (scales in counts per second)

Figure 7-5

The Bootheel Project LLC

Bootheel Uranium Property

Albany County, Wyoming, U.S.A.

Formation Contacts on e-Logs

September 2009 *Source: Crosshair, 2009.*

7-8

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 7-8

SCOTT WILSON RPA	www.scottwilson.com

JURASSIC SUNDANCE FORMATION

The overlying Jurassic Sundance Formation is divided into three subunits, listed in ascending order:
1.	Canyon Springs Member B and D beds (the C Bed is absent at Bootheel)
2.	Canyon Springs A Bed
3.	undivided Upper Sundance Formation

The majority of the uranium resource potentially recoverable using ISR methods is hosted in the Sundance Formation.

The Canyon Springs B and D beds of the Sundance Formation are a remarkably homogenous sequence of fine- to very fine-grained, well-sorted sandstone, deposited in a marine beach environment.  Sand grains are sub- to well-rounded, typically frosted, and can become medium-grained in some intervals.  Dune to bar scale crossbedding is common.  Silty shale partings, less than one millimetre thick, were seen in core in only one location (hole 01-BH3005).  The bottom five feet of the unit becomes progressively more silty and contains minor shale laminae near the base.  The unit becomes more silty in the upper few feet and visually gradational with the overlying Canyon Springs A Bed.  The unit ranges from 75 ft to 105 ft thick and can be mineralized at any stratigraphic position.

Unoxidized, the Canyon Springs B and D unit is medium grey and contains less than 1% iron sulphides.  Pyrite occurs as fine disseminations, large clots up to one inch and as streaks parallel to bedding.  Carbonaceous material is rare and is usually coated by iron sulphide.  Mineralized portions of the unit are visually identical to unmineralized portions of the unit, except for a possible increase of pyrite.  Oxidized sandstones are limonitic orange in colour.  Nodular and disseminated calcite cement is seen from time to time, usually at the margins of mineralized zones.

The majority of the B and D beds is weakly cemented and friable.  Typically 70% of the rock is easily broken by hand.  This often presents difficulties in core recovery, especially in the weakest areas where the core diameter erodes and core falls out of the inner tube.  Poor recovery can also occur in rotary cuttings.  The sandstone disaggregates into very fine sand grains, which become suspended in the drill mud and cannot be collected at the surface.  This resulted in unreliable lithological and oxidation descriptions in some of

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 7-9

SCOTT WILSON RPA	www.scottwilson.com

the old geologic logs.  The e-log response of the Canyon Springs B and D is surprisingly uniform and matches the visually homogeneous nature of the unit.  Permeability is typically high both along and across bedding, ranging from 500 millidarcys (md) to 3,000 md.  Water dropped onto the surface of saturated core will usually seep into the core in one to three seconds.

The overlying Canyon Springs A Bed consists of very fine-grained silty sandstone, from 25 ft to 35 ft thick.  It appears identical to the Canyon Springs B and D beds in both core and drill cuttings.  However, the Canyon Springs A has a very distinctive e-log signature, which is recognizable across the entire property area.  The unit is considered to be a weak to moderate confining layer hydrogeologically.  Lower permeability is indicated by sharply higher SP/lower resistivity response in the e-logs and a consistent absence of uranium mineralization within the unit.

The undivided Upper Sundance Formation consists of light to dark grey interbedded sandstone, siltstone and shale, ranging from 120 ft to 140 ft thick.  The lower third of the unit is dominated by very fine-grained silty sandstones, which are locally oxidized.  The basal very fine-grained silty sandstone (subdivided as the Hulett sandstone by previous workers) is present across the entire property area, averages 10 ft thick, and displays a very distinctive rounded SP low/ resistivity high, being very useful in correlating from drill hole to drill hole.  The upper two-thirds of the unit is dominated by dark grey, thin-bedded siltstone and shale.  An important recognition characteristic of the Upper Sundance in drill cuttings is that the entire siltstone-shale sequence is unoxidized and impermeable.  The top 10 ft of the Sundance is also distinctive, containing a series of two to sometimes three thin siltstone-sandstone beds, which create a diagnostic resistivity double peak on the logs.  The majority of the unit consists of impermeable lithologies and represents the overlying aquitard for ISR mining of the Sundance Formation hosted mineralization.

The overlying Morrison Formation is about 200 ft thick and consists of monotonous carbonaceous shale with minor siltstone interbeds.  Many intervals contain 50% streaky hematitic staining, which is a diagnostic recognition characteristic in drill cuttings.

CRETACEOUS CLOVERLY FORMATION

The Cretaceous Cloverly Formation consists of three members listed in ascending order:

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 7-10

SCOTT WILSON RPA	www.scottwilson.com

The Lakota sandstone consists of poorly cemented, very fine-grained, well-rounded quartz sandstone, with local chert pebble conglomerate, totalling from 45 ft to 80 ft thick.  The unit is highly permeable, lacks carbonaceous trash and hosts thin, minor mineralization.

The Fuson shale unit consists of an upper black shale, lower sandstone and basal lignite, totalling from 2 ft in the northwest and southeast portions of the property to 40 ft thick in the central area.  Scattered minor mineralization occurs within the sandstone beds.

The Dakota sandstone is a fine- to coarse-grained sucrosic quartz sandstone, from four feet to 47 ft thick, containing abundant pyrite and carbonaceous material.  Limonite and hematite concretions are abundant in outcrop.  This member hosts strong uranium mineralization in Section 12 and widely scattered mineralization in sections 2 and 11.

The overlying Thermopolis Formation consists of black marine shale and contains the Rusty Beds sandstone member 10 ft to 30 ft above its base.  The total thickness of the formation is about 165 ft.  The Rusty Beds consist of very fine- to medium-grained sandstone grading upwards into thinly interbedded siltstone and shale, ranging from 5 ft to 87 ft total thick.  Both carbonaceous material and pyrite are abundant.  The member hosts strong uranium mineralization in sections 11 and 12 and scattered minor mineralization in Section 2.

The Mowry Formation consists of the basal Muddy Sandstone member (Kmd) and overlying siliceous shale, totalling about 110 ft thick.  The Muddy consists of very permeable, fine- to medium-grained salt and pepper sandstone, from 18 ft to 45 ft thick.   A small area of potentially economic uranium mineralization is hosted in the Muddy in the northwest portion of Section 12, with some weak scattered mineralization in Section 11.

The overlying Frontier Formation consists of an 860 ft thick sequence of thin-bedded carbonaceous shale and sandstone.  The 150 ft thick Wall Creek Sandstone member consists of interbedded sandstone and siltstone and contains widespread weak mineralization.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 7-11

SCOTT WILSON RPA	www.scottwilson.com

LOWER EOCENE WIND RIVER FORMATION

The Lower Eocene Wind River Formation was deposited onto the late Cretaceous-early Tertiary angular erosional unconformity formed during the Laramide Orogeny.  Uranium-rich sediment was derived from Precambrian basement rocks in the Laramie Range to the east.  Deposition of the Wind River strata was controlled by a large paleochannel (Figure 7-4), which trends northeasterly in the northern portion of the property (graben controlled) and northwesterly in the southern portion of the property (controlled by the strike of easily eroded pre-Tertiary sediments). The southern margin of the paleochannel terminates against the Pinto Creek fault complex one mile to the southeast of the property. Topographic relief along the paleochannel (as well as changes in formation thickness) ranges from 100 ft to 250 ft.  As the Eocene landscape matured, the confining paleochannels had less influence and deposition occurred across a broad flood plain.

The Middle Eocene Wagon Bed Formation conformably overlies Wind River Formation.  Due to similar lithologies, which interfinger on both a large and small scale, and the lack of marker beds, the two formations cannot be distinguished from each other at the surface and cannot be subdivided in drill holes using either electric logs or drill samples.  In the western portion of the Shirley Basin, the base of the Wagon Bed is defined by a lacustrine limestone, which is absent at Bootheel.  The formation contact at Bootheel is assumed to be located where silts and shales begin to dominate the section.  For practical purposes, both formations are included in the Wind River Formation.

The Tertiary Wind River sediments range from 100 ft to 250 ft in thickness and are unlithified.  The lower half of the sequence typically consists of coarse-grained sand and conglomerate channel deposits, with lesser amount of silt and clay overbank deposits.  Lateral facies changes are common and often abrupt.  The historic reports suggest that the primary host for uranium within the Wind River is the carbonaceous, fine-grained sediments at channel margins and overbank deposits.  However, the lithological drill logs indicate that in many drill holes the host for the uranium mineralization is the basal conglomerate or a coarse-grained sandstone.  Some of the logs indicate the sandstones may contain interbedded finer-grained siltstones.

Above the basal conglomerate, the upper half of the Tertiary stratigraphy is typically finer grained, dominated by silts and clays with less abundant channel deposits. No significant uranium mineralization occurs in these upper sediments.  Facies containing

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 7-12

SCOTT WILSON RPA	www.scottwilson.com

large boulders are uncommon, but do cause drilling problems when present.  They occur most commonly in the eastern half of the property, within the basal sediments and in the middle of the fine-grained strata. The Tertiary sediments at Bootheel are very permeable and commonly strongly oxidized.  Where oxidation is pervasive, coarse-grained sediments are 100% oxidized, while silts and clays are approximately 70% oxidized.

GRAVEL OVERBURDEN

Groth Minerals Corporation (1980) reports a veneer of gravel about 30 ft thick was encountered in all of the wide-spaced 1979 drilling program designed to test outlying areas of the Bootheel property.

STRUCTURE

The Laramide Orogeny is responsible for development of the continental basins of Wyoming and is proposed by many geologists to also be responsible for the uranium deposits hosted by the basins. The Laramide Orogeny uplifted the Laramie Mountains directly to the east of the Bootheel property area and resulted in faulting, gentle folding and a 3o to 10o tilting to the southwest of the pre-Tertiary rocks. The angular unconformity separating the more or less horizontal Tertiary Wind River sediments, which dips at 1.5o to the northeast on the property, from the underlying Jurassic Sundance and Cretaceous, is very low angle as the Sundance Formation and Cretaceous strata dip at about 3o to 5o to the southwest in the vicinity of the uranium resources estimated in this Technical Report. All known faults are northeast trending.  This trend parallels the dominant structural grain in the basement Precambrian rocks, which are intruded by numerous northeast trending mafic dikes, and probably represents rejuvenation of Precambrian structures during the Laramide.  The roll front mineralization in the Sundance Formation commonly exhibits a northeasterly trend.

Two major northeast trending faults occur at the margins of the property and form a four mile wide graben, which has down-dropped and preserved the Tertiary sediments (Figure 7-4).  The bounding fault zone on the north side of the graben has a vertical displacement of about 500 ft.  The much larger Pinto Creek fault complex at the southern margin of the graben has vertical displacement from 1,300 ft to 2,200 ft and can be

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 7-13

SCOTT WILSON RPA	www.scottwilson.com

traced for at least 20 miles.  Drag folding along each of these faults suggests an oblique slip component to movement.

Northeast trending faults with much smaller displacement (10 ft to 20 ft) occur within the graben and in proximity to or within the mineralized areas.  Recent detailed cross-section work in Section 6 has confirmed the presence of two of these faults with moderate displacement and suggests the presence of a third fault with up to 10 ft of displacement.  Cross-section work in Section 36 has not shown any obvious stratigraphic offsets, however, the local irregularities of oxidation and mineralization suggest the presence of small faults in this area.  A fault with minor displacement passing through the centre of the Section 6 mineralized zone appears to coincide with a northeast trending “hump” in the lower limb zone and prevented the development of the roll nose and upper limb to the southeast.

Both the graben bounding faults and internal faults may have an influence on the present day hydrology of the property and must be considered when designing hydrogeologic studies.

Although minor faults are present within the mineralized areas, Crosshair reports that core from 12 drill holes shows a general lack of fracturing within the Sundance Formation and surrounding strata.  Core intervals, 40 ft to 50 ft thick, do not have a single fracture.  Two hundred feet of core from drill hole 06-BH3009 averaged only one small fracture for each 40 ft of core.  The only structurally disturbed rock observed in the core occurs at a depth of 420 ft in drill hole 01-BH3004, where a strongly fractured or possible rubble zone was intersected.

Three large solution collapse features exist just beyond the northern boundary of the property. Each is from one half to one mile wide, is defined by closed topographic contours, and is clearly visible from aerial photos. They are believed to have formed from dissolution of evaporates within the underlying Triassic and Permian sediments. They have created a geologic paradox along the northern fault margin of the graben, where Tertiary Wind River sediments on the down-thrown side of the fault are up to 100 ft topographically higher than pre-Tertiary sediments on the up-thrown side of the fault.  Synclinal folding related to the collapse has been mapped at the margins of the feature in Section 35.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 7-14

SCOTT WILSON RPA	www.scottwilson.com

8 DEPOSIT TYPES

The geology and genesis of roll front- or roll-type uranium deposits has been studied since the 1960s, including significant investigations completed in the Shirley Basin.  The five major uranium districts in Wyoming occur in Tertiary intermontane basins (Figure 7-1). The deposits exhibit the form of a mineralized zone emplaced at an interface between reduced and oxidized strata, the redox zone, in continental sandstones of Tertiary age containing detrital carbonaceous material.  The epigenetic deposits are formed by the down dip migration of oxidizing uranium bearing solutions, with the concentration of the uranium mineralization occurring at the redox front where uranium is reduced and deposited.  Figure 8-1 illustrates the geometry and mineralogical model of a typical roll front uranium deposit.  The highest grade portion of the front is the main part or “nose” of the “C” shape, with lesser grades found on the upper and lower limbs.  The sandstone behind the front is altered but essentially barren.

The most favourable host rocks of typical Wyoming deposits are friable fine- to coarse-grained arkosic fluvial sandstones containing pyrite and carbonaceous material. Deposits in the marginal marine sandstone environment are rare in Wyoming, although roll-type uranium deposits do occur in this environment in South Texas, South Dakota, and Colorado. Interbedded mudstone, claystones, and siltstone interbeds are often present and sand and silt channels with crossbedding are common.  Below the water table, unaltered sandstones are light grey to greenish grey, with abundant pyrite and carbonaceous material, while the altered sandstones are reddish or greenish yellow coloured with no pyrite and little carbonaceous material.  The alteration that marks the roll front penetrates the sandstone down dip.  The roll fronts range in size and shape and commonly have lateral extensions of several miles and thicknesses of several tens of feet.  Within any one formation there may be many individual beds that contain roll fronts.

The principal uranium mineral in roll-type deposits is uraninite, with or without coffinite, often accompanied by pyrite and trace minerals including selenium, molybdenum, arsenic and phosphorous.  The two probable sources of the uranium in Wyoming basins are weathered uraniferous Archean granites and the uraniferous Oligocene tuffs, which once covered the basins.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 8-1

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 8-1   GEOMETRY AND MINERALOGICAL MODEL OF A ROLL FRONT

SCOTT WILSON RPA www.scottwilson.com

Silty claystone
Grey unaltered sandstone
Ore
Greenish-yellow altered sandstone
Calcite cement
Claystone
0 1 2 3 4 5
Miles
Probable direction of mineralizing solution movement (pH?)
Decreasing U Grade
Altered Zone (ground through which mineralizing solutions have passed)
Characterized by:
Clay: mostly nontronite (high iron montmorillonite)
Pyrite: removed
Limonite: abundant
Coalified wood: decomposed or destroyed
Pitchblende: removed
Calcite: removed
Hematite: removed
Usual color: rusty to greenish
ca 2 to 20m
Sharp Contact
Mineralized Zone (chemical interface where mineralizing solutions were arrested)
Characterized by:
Clay: montmorillonite)
Pyrite: abundant, also marcasite
Limonite: absent
Coalified wood: quite abundant, nuclei for uranium deposition
Pitchblende: present
Calcite: quite abundant, mostly in distinct concretions
Hematite: often present, usually with calcite
Usual color: bleck to dark grey
H_2S gas: noted in fresh cores and locally in mine.
Gradatinal Contact
Unaltered Zone (unaffected by mineralizing solutions)
Characterized by:
Clay: montmorillonite
Pyrite: locally
Limonite: absent
Coalified wood: quite abundant has fresh appearance
Pitchblende: absent
Calcite: scarce
Hematite: absent
Usual color: light grey
Decreasing U Grade
Present (pre-mine direction of ground water movement (pH 7.8)

Figure 8-1

Wyoming Basins, cross-sections with characteristics of roll-type uranium deposits. a Typical position and shape. b Schematic presentation of characteristic authigenic and allogenic minerals related to alteration zones (Shirley Basin). (After a Harshman 1974; b Bailey 1965)

The Bootheel Project LLC

Bootheel Uranium Property

Albany County, Wyoming, U.S.A.

Geometry & Mineralogical Model of a Roll Front

September 2009 ***Source: Crosshair, 2009.***

8-2

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 8-2

SCOTT WILSON RPA	www.scottwilson.com

9 MINERALIZATION

About 25% of the uranium mineralization at Bootheel is hosted in fluvial sediments of the Wind River Formation, typical of most Wyoming uranium deposits.  The majority of the mineralization is Sundance Formation hosted within uniform marginal marine sandstones containing one or more reduction-oxidation (redox) fronts, more typical of South Texas uranium deposits.  The Cretaceous host rocks are less documented, however, they appear to be fluvial sandstones containing both pyrite and organic material.

Uranium mineralization occurs within seven different sandstone beds within the gently dipping Jurassic and Cretaceous stratigraphy and within the overlying Tertiary Wind River Formation.  Five horizons host significant mineralization and have the potential to host economic resources: 1) Jurassic Sundance Formation, containing the Canyon Springs B and D Beds, 2) Cretaceous Dakota Sandstone, 3) Cretaceous Rusty Beds Sandstone, 4) Cretaceous Muddy Sandstone, and 5) Tertiary Wind River Formation.  Mineralized zones are shown on Figure 7-4 and summarized in Table 9-1.  Three other horizons (Lakota Sandstone, Fuson Shale, and Wall Sandstone) contain scattered weak mineralization, but are not considered by Target as exploration targets at this time.

All uranium mineralization is believed to have been deposited during one long continuous process, which began with early Tertiary roll front development in pre-Tertiary sandstones, followed by deposition of significant roll front uranium in the Wind River and concluding with near-complete oxidation of the Wind River sediments and remobilization of most of the uranium into various underlying pre-Tertiary sandstone units where they intersect the Tertiary angular unconformity at a gentle angle.  Localized areas of incomplete oxidation of the silty sandstones and siltstone hosted mineralization in the Wind River survived the strong oxidation process.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 9-1

SCOTT WILSON RPA	www.scottwilson.com

TABLE 9-1   CHARACTERISTICS OF BOOTHEEL MINERALIZATION
The Bootheel Project LLC – Bootheel Property

Age; Formation; Unit	Depth (ft) Dip direction	Maximum Point Grade U3O8 (%)	Composite Grade U3O8 (%)	Composite Thickness (ft) 0.015% cut-off	Width x length (ft)	Host rock	Type(s) of Mineralization	Degree of Oxidation
Tertiary-Eocene: Wind River Fm	54-215 Avg 130 Dip 1.5 deg. NE	0.726	0.016-0.520 Avg 0.092	2-24 Avg 5	Up to 700 x1670	Fluvial siltstone; sandstone, basal conglomerate Overbank deposits(?) Channel margins	Roll-type remnants in multiple horizons; thin, high grade; meandering & may be discontinuous	Strongly; 100% in sandstone; 70% in siltstone
Cretaceous- Muddy Fm sandstone*	138-149 Avg 142	0.467	0.145-0.157 Avg 0.151	2-6 Avg 4	1 pod: 200 x 400	Fine to medium grained marine sandstone	Roll-type	Average of 25%
Cretaceous-Thermopolis Fm: Rusty beds sandstone*	232-290 Avg 267	0.180	0.020-0.112 Avg 0.055	2-18 Avg 8	3 pods: each 300 x 400	Fine to medium grained hematitic sandstone; pyritic, carbonaceous	Roll-type	Partially oxidized average of 30%
Cretaceous- Cloverly Fm: Dakota sandstone*	163-325 Avg 250	0.417	0.026-0.230 Avg 0.099	2-14 Avg 6	300 x 1,000 & 200 x 300	Fine to medium grained marine sandstone pyritic, carbonaceous	Roll-type	Very little to no oxidation
Cretaceous- Cloverly Fm Lakota sandstone*	310-490 Avg 383	0.155	0.027-0.109 Avg 0.053	3-7 Avg 5		Fine to medium grained sandstone, conglomeratic at base	Roll-type?	30% to 50%
Jurassic-Sundance Fm: Canyon Springs B & D sandstone	158-585 Avg 378 Dip 3 – 5 degrees SW	1.304	0.017-0.216 Avg 0.039	2-61 Avg 16	Extensive; up to 200-1,000 wide x 400-7,000 long	Marginal marine: uniform, fine grained beach sands; cross-bedded, poorly cemented, very permeable; <1% pyrite, rare carbonaceous material	Roll-type; both nose and tails; and Re-reduced structure controlled zones (?)	Complex: Varies from redox fronts to re-reduced zones
* The dip of the Cretaceous age rocks is 3o to 5o southwesterly.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 9-2

SCOTT WILSON RPA	www.scottwilson.com

JURASSIC CANYON SPRINGS B AND D BEDS

The B and D beds of the Canyon Springs Member of the Jurassic Sundance Formation host the majority of the uranium resources found to date on the Bootheel property. These units have a gentle 3o to 5o southwest dip on the Bootheel property.  The B and D beds are from 80 ft to 100 ft thick and consist of homogeneous, clean, fine-grained marine beach sand, which is usually poorly cemented and highly permeable.  Unoxidized, the unit is medium grey and contains less than 1% iron sulphides.  Pyrite occurs as fine disseminations, large clots up to one inch and as streaks parallel to bedding.  Carbonaceous material is rare and is usually coated by iron sulphide.

Mineralized portions of the unit are visually identical to unmineralized portions of the unit, except for a possible increase in pyrite.  Finely disseminated dark uranium minerals appear to be present, but none has been definitively identified. Crosshair indicates that a 1979 description of mineralization in core from the Sundance Formation using a binocular microscope reported “…uranium mineralization appearing as black flecks and sooty stains coating quartz grains and also fracture surfaces coated by a dull sooty black.” Oxidized, the sandstones are limonitic orange in colour.  Nodular and disseminated calcite cement is seen from time to time, usually at the margins of mineralized zones. Mineralization occurs from 158 ft to 585 ft below the surface.  Lateral distance between individual mineralized zones and the Tertiary angular unconformity-Sundance contact varies greatly, ranging from 10 ft to 4,000 ft.

Two basic styles of uranium mineralization are present in the Sundance Formation: 1) thin to moderately thick, laterally continuous zones of mineralization parallel to bedding and 2) zones of partially to well defined roll front mineralization which have thick well-mineralized roll noses cutting across bedding with poorly to moderately developed upper tails and typically thick relatively persistent lower tails (see cross-sections in Figures 17-3 through 17-7).

Bedded mineralization varies from 5 ft to 30 ft in thickness, averages from 0.02% to 0.05% eU3O8, and has diffuse gradational contacts.  The individual zones exhibit good lateral continuity, ranging from 200 ft to 1,000 ft wide and from 400 ft to over 7,000 ft long (parallel to the general redox boundary).  Individual bedded zones can occupy the exact same stratigraphic position for up to 600 ft laterally, within numerous drill hole

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 9-3

SCOTT WILSON RPA	www.scottwilson.com

intercepts, or it can gently rake across bedding at 5° to 10°.  This gentle crosscutting of bedding is probably due to a combination of permeability differences in the host rock and broad variations in the redox geometries.

Two major zones of mineralization hosted by the Sundance Formation are recognized within the property boundaries (Figure 9-1).  Mineralization in Section 36 is continuous with that in Section 1, although grades and thickness may drop below cut-off between lenses due to the widely spaced drilling grid in some areas.  This zone stretches for over 7,000 ft in length and reaches widths of up to 1,000 ft and is described as a series of tabular zones with partial roll front development on the trailing edges near the centre of Section 1 and the northeast corner of Section 36.  In sections 6 and 7, the mineralization shows the characteristic roll front shape with the main northeast trending nose extending approximately 1,900 ft in length in both cross-section and plan view.  The classic tongue-shape of the mineralized lobe in Section 6 has been modified by the presence of a steeply dipping, northeast trending block fault.  This fault may have disrupted the complete formation of a roll nose to the southeast of the fault, but instead caused a northeast trending thickening and “hump” in the persistent lower limb zone.  These zones vary from 30 ft to 60 ft in thickness, averaging from 0.01% to 0.14% eU3O8.

CHEMICAL ANALYSIS OF MINERALIZED SAMPLES FROM THE SUNDANCE FORMATION

Inductively coupled plasma (ICP) analysis of 36 core samples indicates that the geochemistry is similar to other roll-type uranium deposits.  There are low levels of potentially deleterious trace elements and heavy metals within the Sundance uranium resource: arsenic - 1 ppm to 12 ppm, averaging 3.7 ppm; cadmium - 0.01 ppm to 0.09 ppm, averaging 0.03 ppm: molybdenum - 0.2 ppm to 1.0 ppm, averaging 0.43 ppm; and selenium - 2 ppm to 18 ppm, with three samples ranging from 28 ppm to 68 ppm.  Based on the available results, the potential for significant vanadium by-product is nil, with assays ranging from 11 ppm to 261 ppm and averaging 85 ppm.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 9-4

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 9-1   DRILL HOLES AND MINERALIZED ZONES

SCOTT WILSON RPA www.scottwilson.com

435,000 mE
436,000 mE
437,000 mE
438,000 mE
439,000 mE
4,661,000 mN
4,660,000 mN
4,659,000 mN
4,658,000 mN
4,657,000 mN
4,656,000 mN
Property Boundary
N
Twentymile
Draw
Twentymile Reservoir
0 1000 2000 3000 4000
Feet
0 200 400 600 800 1000
Metres
UTM NAD27, Zone 13
Legend:
Tertiary Hosted Mineralization (Grade >=0.020% eU3O8)
Cretaceous Hosted Mineralization (Grade >=0.015% eU3O8)
Jurassic Hosted Mineralization (Grade >=0.015% eU3O8)
Drill Hole
Figure 9-1
The Bootheel Project LLC
Bootheel Uranium Property
Albany County, Wyoming, U.S.A.
Drill Holes and Mineralized Zones
September 2009
Source: Crosshair, 2009.

9-5

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 9-5

SCOTT WILSON RPA	www.scottwilson.com

ORIGIN OF THE SUNDANCE MINERALIZATION

The historic workers at Bootheel postulated that an influx of hydrogen sulphide (H2S) or other hydrocarbon based gas may have locally re-reduced some of the oxidized sandstone, influencing the location of the present oxidation front.  This opens the possibility that additional mineralized zones may exist down dip from known mineralization where characteristic oxidation patterns may be missing.  This geologic environment is similar to many of the productive uranium mines in Texas but is not reported to occur in other locations in Wyoming, however, it does host uranium deposits in South Dakota and Colorado.

TERTIARY WIND RIVER FORMATION

The Tertiary Wind River Formation was not a target during Crosshair’s 2008 drilling program.  However, all the holes drilled penetrated the formation, with 34 mineralized intercepts encountered in 24 holes.  One intercept is within an existing resource polygon and confirmed a value above the cut-off grade.  Most of the information available is derived from historic drill data and reports.  The dip of the Wind River Formation on the property is about 1.5o northeasterly.  See Figure 17-2 as an example.

The Wind River Formation ranges from 25 ft to 270 ft thick, averaging 150 ft, and hosts uranium in three clusters:  sections 1 and 2, sections 6 and 7, and sections 31 and 32.  Mineralization is typically thin (averaging 5 ft), high grade, meandering, and somewhat discontinuous.  Because the Wind River is often strongly oxidized, the uranium is hosted in poorly sorted sandstones, conglomerates and less permeable carbonaceous siltstones.  Mineralized zones at Bootheel are 2 ft to 24 ft thick, averaging 5 ft, grading from 0.016% to 0.520% eU3O8, and occurring from 50 ft to 215 ft below the surface.

The Wind River hosted mineralization shown in Figure 9-1 represents cumulative zones which may contain mineralization in multiple stratigraphic horizons.  Mineralized zones commonly follow a north-south orientation, which Target suggests may correlate with overbank deposits along the eastern margin of the north-south depositional paleochannel of the formation.  However, in sections 6 and 7, the orientation of mineralization is northeasterly and parallel to the underlying mineralization in the Sundance Formation.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 9-6

SCOTT WILSON RPA	www.scottwilson.com

CRETACEOUS MOWRY, THERMOPOLIS AND CLOVERLY FORMATIONS

The Cretaceous sandstones were not a drill target during 2008.  All information has been derived from historic drill data and reports.  No data are available for 10 holes drilled by Cameco that are located directly adjacent to known mineralization.  The dip of the Cretaceous strata is about 3o to 5o to the southwest.

Three Cretaceous sandstone units (Figures 7-4, 9-1) host significant uranium mineralization and potentially economic resources, listed here in decreasing order of importance: 1) Dakota Sandstone Member, Cloverly Formation, 2) Rusty Beds Sandstone Member, Thermopolis Formation, and 3) Muddy Sandstone Member, Mowry Formation.  The Lakota and Fuson Members of the Cloverly Formation also host scattered, thin, weak mineralization, but are not considered important exploration targets.  All significant Cretaceous hosted mineralization found to date is located in the northwest portion of Section 12 and adjacent edges of Section 11.  Widespread weak mineralization is present in widely spaced drilling in Section 2; however, tonnage potential to date appears limited in this area.

The Dakota Sandstone is fine to coarse grained, from 4 ft to 47 ft thick and contains abundant pyrite and carbonaceous material.  Uranium mineralization ranging from 2 ft to 14 ft thick, grades from 0.06% to 0.23% eU3O8 and occurs from 163 ft to 325 ft below the surface.  The main zone is about 300 ft wide and 1,000 ft long.  A smaller 200 ft by 300 ft zone occurs up dip to the east (Figure 7-4).  Very little oxidation is present in the mineralized zones.

The Rusty Beds Sandstone consists of fine- to medium-grained sandstone, with siltstone in the upper portions, ranges from 5 ft to 87 ft thick, and contains abundant pyrite and carbonaceous debris.  Mineralization is 2 ft to 23 ft thick, grades from 0.020% to 0.11% eU3O8, and occurs from 232 ft to 297 ft below the surface.  Mineralization occurs in three small zones, 300 ft to 400 ft in size, which may be shown to be laterally continuous by future infill drilling.  Nearly all the mineralized intercepts are partially oxidized.

The Muddy Sandstone is fine to medium grained, 18 ft to 45 ft thick and is very permeable.  It is the least well mineralized of the Cretaceous units, with only one zone,

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 9-7

SCOTT WILSON RPA	www.scottwilson.com

which is about 200 ft by 400 ft in dimension, drilled to date.  This zone ranges from 2 ft to 10 ft thick, grades from 0.02% to 0.157% eU3O8, and is relatively shallow at 138 ft to 149 ft below the surface.  Potential exists to expand this zone to the south.

Mineralization in all three host horizons is believed to have a typical roll front genesis, with uranium-bearing groundwater migrating down dip from the Tertiary angular unconformity.  Most mineralized zones are oriented roughly parallel to the host unit contact with the unconformity; however, the main mineralized zone in the Dakota has a northeasterly trend, perpendicular to the unconformity, and may have been influenced by reduction along a fault.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 9-8

SCOTT WILSON RPA	www.scottwilson.com

10 EXPLORATION

Mud rotary drilling together with radiometric gamma logging has been the primary exploration method used to discover and delineate uranium on the Bootheel property. This is supplemented with a small amount of selective core drilling.

The 2008 program consisted primarily of drilling as described in Item 11, Drilling, of this report.  Additional tasks included locating the historic holes, groundwater sampling and limited radiometric surveys.

All locations of drill holes and other sites are determined using the UTM NAD 27 Zone 13 map grid. Scott Wilson RPA notes that no traditional land surveying has been conducted by Crosshair on the Bootheel property. With the exception of drill hole maps, Crosshair has no records of the historic surveys. Crosshair personnel determined the location of all drill hole collars from the 2008 Crosshair program using a hand-held Global Positioning System (GPS) instrument. The horizontal accuracy of the GPS location of drill holes is estimated by Crosshair to be within 5 ft to 20 ft.

In addition, Crosshair personnel found the historic drill holes and surveyed their locations using a hand-held GPS unit. Where an identification monument did not already exist, the holes were marked with a six-inch wooden stake labelled with the hole number.  Ground radiometric readings were taken over the historical drill sites prior to drilling the new holes, but no significant readings above background were recorded.  Water sampling procedures used by Crosshair are described in Item 18, Other Relevant Data and Information.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 10-1

SCOTT WILSON RPA	www.scottwilson.com

11 DRILLING

Historical drilling during 1958 to 1981 used truck-mounted mud rotary equipment drilling 4 3/4 in. to 5 3/4 in. holes using local Wyoming contractors.  During this period, approximately 1,250 holes were drilled within the current property boundary and several hundred more in the surrounding area, including the Buck Point property.  PRI drilled 202 holes on the Bootheel property from 1993 to 1997 using similar equipment provided by Taylor Drilling, Douglas, Wyoming.

Of the more than 2,000 holes drilled in the vicinity of the Bootheel property, Crosshair has data for 1,759 holes. Of these, 100% penetrated the Wind River Formation, 45% the Jurassic Sundance Formation, 15% the Thermopolis Rusty Beds, 16% the Cloverly Formation, and 11% the Mowry Muddy Sandstone.

TABLE 11-1   DRILL HOLE STATISTICS FOR THE BOOTHEEL PROPERTY
The Bootheel Project LLC – Bootheel Property

Formation/Sandstone Member	Number of Holes that Penetrated Formation	% of Total Holes	Number Holes @ >0.02% U3O8 cut-off	Number Holes @ >0.015% U3O8 cut-off
Tertiary Wind River	1,759	100	140 intervals in 121 holes
Jurassic Sundance	790	45		274 intervals in 235 holes
Cretaceous Thermopolis Rusty Beds	265	15
Cretaceous Cloverly sandstone	280	16		34* intervals in 24 holes
Cretaceous Muddy Sandstone	195	11

* There are 34 mineralized intervals of >0.015% U3O8 cut-off in the Cretaceous Formation. These intercepts, are primarily, but not all, in the Cloverly sandstone. Some of these intercepts are in the Thermopolis Rusty Beds and Mowry Muddy Sandstone.

The 2008 drilling program consisted of 93 vertical holes averaging 540 ft in depth and totalling 50,163 ft (Appendix 2, Table 25-1; Figure 11-1).  All holes penetrated the Wind River and Sundance formations and terminated in the Chugwater Formation.  Of these holes, 12 were spot cored in the Sundance Formation producing 708.5 ft of core with a diameter of 2.7 in. (Table 11-1).  Drilling continued from June until September 20.  Three

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 11-1

SCOTT WILSON RPA	www.scottwilson.com

contractors were used during the program, Eagle Drilling of Glendo, Wyoming, Diversified Drilling of Missoula Montana, and Sharpe Drilling of Cheyenne, Wyoming.

Drilling was carried out using three truck-mounted mud rotary rigs drilling either a 5 7/8 in. diameter or 6 1/4 in. diameter hole.  All holes were logged by Century Geophysical Corp. (Century) of Tulsa OK after being plugged from the bottom up with an approved bentonite gel and prior to being capped by a minimum 5 ft surface cement cap.  Drill  holes were marked by a six-inch wooden stake with an aluminum tag containing the identification number.

Chips from the rotary drilling were collected in 5 ft intervals and logged. Chips from selected holes were placed in plastic chip trays to retain a representative collection of drill cuttings.

Coring was difficult in the weakly cemented Sundance sands and recovery ranged from 0% to 100%, averaging 85%.  The lowest recovery within a mineralized zone was 22%.  The core was logged in detail, photographed and gamma logs were used to sample mineralization in 3 ft to 5 ft intervals, with the exception of drill hole 01-BH3003 which was sampled in one-foot intervals.

The Jurassic and Cretaceous rocks hosting mineralization dip at between 3o and 5o to the southwest and the mineralized intervals reported are considered to represent the true thickness. The Wind River host rock dips at about 1.5o to the northeast and the mineralized intervals represent the true thickness.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 11-2

SCOTT WILSON RPA	www.scottwilson.com

TABLE 11-2 DRILLING DATA - 2008 CORE DRILLING
The Bootheel Project LLC – Bootheel Property

Hole	Northing	Easting	Depth (ft.)	Dip	Core Interval	% Recovery	Twin Hole	Comments
36-BH3000	436035	4660569	595	-90	470-558	68%	36-BH1071	Sundance Fm
36-BH3001	436224	4660374	520	-90	400-445	96%	36-BH1055	Sundance Fm
36-BH3002	436094	4660566	570	-90	505-544	42%	36-BH1070	Sundance Fm
01-BH3003	436341	4659455	480	-90	400-437.5	73%	01-BH0035	Sundance Fm 411-425, 22% recovery
01-BH3004	436475	4659343	475	-90	390-435	83%	01-BH0009	Sundance Fm
01-BH3005	436433	4658814	573	-90	445-475	93%	01-BH250	Sundance Fm
06-BH3006	437218	4658996	300	-90	198-223	90%	06-370	Sundance Fm
06-BH3007	437312	4658433	340	-90	200-270	100%	06-425	Sundance Fm
06-BH3008	4377318	4658323	355	-90	240-310	100%	06-236	Stratigraphic test of Sun-dance Fm
06-BH3009	437231	4658230	380	-90	180-380	95%	06-351	Sundance Fm
07-BH3010	437638	4658080	300	-90	230-280	94%	07-354	Sundance Fm
07-BH3011	437366	4657759	455	-90	335-380	100%	07-409	Sundance Fm

Significant results above 0.015% eU3O8 are shown in Table 11-3 for the 2008 core holes and for all holes in Table 25-1 in Appendix 2.  Several one- to one and half-foot intervals of whole core from mineralized zones were taken from various holes for porosity, leach, and permeability tests. These samples were not chemically assayed.  In these cases, the chemical assays were weight averaged over the total interval of mineralization.

The sample results in Table 11-3 have a variation in uranium grade typically found in other roll-type uranium deposits.  However, the Bootheel mineralization tends to have greater thickness and lower average grade than deposits mined in Wyoming using ISR.  The location of historic holes is based on the field location of the original wooden stakes using a hand-held GPS. Both the locations of historic holes and the 2008 holes are accurate to within 5 ft to 20 ft and the 2008 holes should be considered as testing a zone of mineralization representing the same zone as the historic holes.  Deviation of the historic holes is not available and the holes may be greater than 50 ft apart at the depth of mineralization.  The average GT per foot of the mineralized holes shows reasonable correlation and, in general, the results are considered comparable and of the same order of magnitude.  Variations in the eU3O8 are not considered unusual as grade and thickness can vary dramatically over short distances, reflecting the high nugget effect observed in sandstone-type deposits. In addition, grade and thickness may change over

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 11-3

SCOTT WILSON RPA	www.scottwilson.com

short distances depending on whether the hole penetrates the limb (generally lower grade) or the front (generally high grade) of a mineralized roll front.

TABLE 11-3 2008 CORE PROGRAM & TWIN HOLES - MINERALIZED INTERVALS
The Bootheel Project LLC – Bootheel Property

2008 Drill hole	From (ft)	To (ft)	Thickness (ft)	Probe eU3O8%	GT	Historic Drill Hole	From (ft)	To (ft)	Thickness (ft)	Probe eU3O8%	GT
36-BH3000	481.0	493.5	12.5	0.034	0.43	36-BH1071	478.1	515.6	37.5	0.042	1.58
	497.0	504.0	7.0	0.078	0.55
	505.0	506.0	1.0	0.02	0.02
	514.0	520.5	6.5	0.021	0.14
	538.0	541.5	3.5	0.024	0.08		534.3	548.1	13.8	0.043	0.59
	543.0	549.5	6.5	0.023	0.15
Total			37.0	0.037	1.37				51.3	0.042	2.17
36-BH3001	418.5	425.0	6.5	0.046	0.30	36-BH1055	402.9	443.5	40.6	0.05	2.03
	440.0	441.0	1.0	0.023	0.03
Total			7.5	0.044	0.33				40.6	0.05	2.03
36-BH3002	526.5	538.0	11.5	0.041	0.47	36-BH1070	516.4	536.3	19.9	0.046	0.92
Total			11.5	0.041	0.47				19.9	0.046	0.92
01-BH3003	366.5	370.5	4.0	0.021	0.08	01-BH1035	367.0	371.5	4.5	0.029	0.13
	423.5	430.0	6.5	0.027	0.18		414.0	431.5	17.5	0.03	0.53
Total			10.5	0.025	0.26				22.0	0.03	0.66
01-BH3004	411.0	425.0	14.0	0.056	0.78	01-BH0009	396.5	428.5	32.0	0.04	1.28
Total			14.0	0.056	0.78				32.0	0.04	1.28
01-BH3005						01-BH0250	449.5	452.0	2.5	0.058	0.15
							459.5	463.5	4.0	0.054	0.22
	466.0	471.0	5.0	0.031	0.16		466.0	469.5	3.5	0.04	0.14
							472.0	472.5	0.5	0.048	0.02
	544.0	545.0	1.0	0.049	0.05
Total			6.0	0.035	0.21				10.5	0.05	0.53
01-BH3006	156.0	158.0	2.0	0.03	0.06	06-370
							177.0	180.0	3.0	0.087	0.26
	181.0	184.0	3.0	0.028	0.08		186.0	187.5	1.5	0.039	0.06
	198.0	199.5	1.5	0.035	0.05		194.5	202.0	7.5	0.07	0.53
	214.5	215.0	0.5	0.021	0.01		204.0	216.5	12.5	0.024	0.30
Total			7.0	0.029	0.20				24.5	0.047	1.15
06-BH3007	238.5	265.5	27.0	0.037	1.00	06-425	217.0	265.0	48.0	0.054	2.59
Total			27.0	0.037	1.00				48.0	0.054	2.59
06-BH3008	246.5	248.5	2.0	0.032	0.06	06-236	247.0	304.5	57.5	0.037	2.13
	249.5	252.5	3.0	0.032	0.10
	253.0	288.0	35.0	0.066	2.31
	289.0	294.5	5.5	0.044	0.24
	296.5	297.5	1.0	0.038	0.04
Total			46.5	0.059	2.75				57.5	0.037	2.13

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 11-4

SCOTT WILSON RPA	www.scottwilson.com

06-BH3009						06-351	76.0	78.0	2.0	0.023	0.05
							108.5	111.5	3.0	0.029	0.09
	280.0	285.5	5.5	0.042	0.23		277.0	290.5	13.5	0.034	0.46
	289.5	292.0	2.5	0.057	0.14
	318.5	337.5	19.0	0.06	1.14		310.5	341.5	31.0	0.041	1.27
Total			27.0	0.056	1.51				49.5	0.038	1.87
07-BH3010	108.0	112.0	4.0	0.132	0.53	07-354	110.0	112.0	2.0	0.183	0.37
	235.5	238	2.5	0.025	0.06		236.5	264.5	28.0	0.046	1.29
	249.0	263.5	14.5	0.068	0.99
	272.5	273.5	1.0	0.036	0.04
Total			22.0	0.074	1.62				30.0	0.055	1.66
07-BH3011	107.5	109.5	2.0	0.066	0.13	07-409	109.0	111.0	2.0	0.037	0.07
							121.5	124.0	2.5	0.067	0.17
	340.0	348.5	8.5	0.031	0.26		341.5	348.5	7.0	0.032	0.22
	352.0	368.5	16.5	0.057	0.94		359.0	376.5	17.5	0.062	1.09
Total			27.0	0.049	1.33				29.0	0.053	1.55
Note: numbers rounded

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 11-5

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 11-1   2008 DRILL HOLE LOCATION MAP

SCOTT WILSON RPA www.scottwilson.com

435,000 mE
436,000 mE
437,000 mE
438,000 mE
439,000 mE
4,661,000 mN
4,660,000 mN
4,659,000 mN
4,658,000 mN
4,657,000 mN
4,656,000 mN
Property Boundary
N
Twentymile
Draw
Twentymile Reservoir
36
31
32
29
30
1
2
6
7
11
12
0 1000 2000 3000 4000
Feet
0 200 400 600 800 1000
Metres
UTM NAD27, Zone 13
Legend:
2008 Target Drill Hole
2008 Target Drill Hole Twin of Historic Drill Hole
Historic Drill Hole
Target Drill Hole ID
Twinned
Historic Drill Hole ID
Bootheel Property Boundary
September 2009
Source: Crosshair, 2009.

Figure 11-1

The Bootheel Project LLC

Bootheel Uranium Property

Albany County, Wyoming, U.S.A.

2008 Drill Hole Location Map

11-6

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 11-6

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 11-2   E-LOG COMPARISON - CROSSHAIR VS. HISTORICAL

SCOTT WILSON RPA www.scottwilson.com

Uradco 1978
06-236
Target 2008
06-BH3009
Wind River Fm.
Sundance Fm.
Undivided
Sundance Fm.
Canyon Springs A
Sundance Fm.
Canyon Springs
B & D
HOLE 78-6-236
Legend:
Uranium Mineralization (scales in counts per second)

Figure 11-2

The Bootheel Project LLC

Bootheel Uranium Property

Albany County, Wyoming, U.S.A.

e-Log Comparison
Crosshair vs. Historical

September 2009

Source: Crosshair, 2009.

11-7

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 11-7

SCOTT WILSON RPA	www.scottwilson.com

12 SAMPLING METHOD AND APPROACH

Sampling methods employed by Crosshair include gamma logging and selective core drilling with both done in conjunction with mud rotary drilling. In addition, several one- to one and half-foot intervals of whole core were taken from various holes for porosity, leaching, and permeability tests and were not chemically assayed. Records of gamma logs and similar sampling methods are available for historic drilling on the Bootheel property.

For the 2008 program, Crosshair reports that coring was difficult where the sands are weakly cemented and recovery ranged from 0% to 100%, averaging 85%.  The lowest recovery within a mineralized zone was 22%.

During drilling samples of chips recovered from the mud rotary chips were placed in systematic piles including 10 ft intervals. The chips were examined by Crosshair personnel, and geological logs were prepared noting features of the rock type including the presence of mineralization. Crosshair has stored representative samples of each interval in plastic core boxes.

Each drill hole completed in 2008 was surveyed using a downhole probe by Century, an independent contractor that has conducted this type of work since the 1960s.  Measurements taken by the downhole probe include gamma log, resistivity, SP, and hole deviation.  The gamma log measurements are taken in one-tenth foot intervals down the hole and are also combined into one-half foot intervals above selected cut-offs.  Century’s Gamlog program converts the measured counts per second of the gamma rays into an equivalent percent U3O8 (eU3O8%).  The results are provided both graphically and digitally.  To provide quality control, Century calibrated the gamma probe at the Department of Energy (DOE) calibration pits in Casper, Wyoming, before and after logging the holes.  To select core intervals for chemical analysis, mineralization was identified using both the downhole gamma logs and hand-held scintillometers.

It is noted that for each hole drilled in 2008, immediately after filling the drill hole with abandonment bentonite slurry (plug gel) and immediately prior to probing the hole, the

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 12-1

SCOTT WILSON RPA	www.scottwilson.com

slurry mud weight was measured and used to calculate the mud factor necessary to produce the eU3O8 grade data.  These mud factors typically range from 1.30 to 1.45.

Samples sent for metallurgical testwork consisted of the entire core interval selected for analysis.  Only short intervals of the selected sample interval were retained as the gamma logs are considered to accurately represent the mineralization intersected in the hole.  The remaining core is in a locked storage unit in Laramie, Wyoming.

The historical holes were logged by independent contractors including Century, Western Logging Co. of Laramie, Wyoming, and Frontier Logging Corp. of Broomfield, Colorado.  The 1994 and 1997 holes drilled by PRI and Cameco were logged by Century.  However, a generic mud weight, typically 1.12-1.14, was used for calculating the uranium grade in historic holes. Scott Wilson RPA is of the opinion that this is conservative and probably underestimates the eU3O8 grade by an unknown percentage, as there is no record of the weight of mud used in the historic holes.

Scott Wilson RPA is of the opinion that information collected by Crosshair, taken together with the historic data, is sufficient in quality and quantity for preparation of the resource estimate in this report. Furthermore, while Scott Wilson RPA did not have the details of the sampling and data collection for the historic drilling, it is Scott Wilson RPA’s opinion that the work by Kerr McGee, Cherokee, PRI, and Cameco was carried out to the industry standards in place at the time.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 12-2

SCOTT WILSON RPA	www.scottwilson.com

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

The 2008 core was taken from the core tube on site, logged in the field, and taken that same day to a locked storage unit in Laramie where it was sampled, with each individual sample stored in a sealed plastic bag.  The samples were later transported by truck to Hazen Research Inc. (Hazen) in Denver, Colorado, for crushing and metallurgical testwork.  The Hazen laboratory is certified by various State agencies and the U.S. Environmental Protection Agency and has been carrying out analyses and metallurgical research for over 40 years.  The core was crushed to one inch and composited, with ¼ of the sample crushed to -10 mesh.  Samples were pulverized and analyzed using X-Ray Fluorescence (XRF) methods.  Pulps were also sent for ALS Chemex in Elko, Nevada, for ICP analysis to compare with the other results as part of a quality assurance/quality control (QA/QC) program.  One half of the core sample was retained at Hazen.

The geophysical probing was carried out by Century, an independent contractor.  Probes used include gamma log, resistivity, SP, and hole deviation.  Geophysical logging is considered standard industry practice and the gamma probe is calibrated before and after the program using the DOE calibration pits in Casper, Wyoming.  Crosshair was provided with the calibration data and confirmed that no significant change had occurred during the program.

Scott Wilson RPA is of the opinion that standards of sample preparation, security and analytical procedures followed by Crosshair are sufficient to assure the adequacy of the database from the 2008 program.

Chemical analyses carried out in 1978-79 by Cherokee on behalf of URADCO were done at Hazen using XRF methods and at Chemical & Geological Labs of Casper, Wyoming.  The methodology used at the latter laboratory is unknown to Scott Wilson RPA.

Procedures followed by Cherokee, together with their logging contractors Frontier Logging Company, are documented in reports held by Crosshair and at the time followed

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 13-1

SCOTT WILSON RPA	www.scottwilson.com

best practices and standards of companies participating in uranium exploration and development. Reports of operational practices of Kerr McGee, PRI and Cameco were not available to Scott Wilson RPA, however, Scott Wilson RPA is of the opinion that historic work on the Bootheel deposits by Kerr McGee, Cherokee, PRI and Cameco was conducted using industry practice that was standard at the time. Onsite collection and conversion of downhole gamma data greatly reduce the possibility of data corruption or tampering.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 13-2

SCOTT WILSON RPA	www.scottwilson.com

14 DATA VERIFICATION

In preparing this report, Scott Wilson RPA conducted audits of historic records to assure that the grade, thickness, elevation, and location of uranium mineralization used in preparing the current uranium resource estimate correspond to mineralization indicated by the original logs of drill holes on the Bootheel property. Scott Wilson RPA reviewed the available information for the Sundance and Wind River hosted deposits to verify the reliability of the eU3O8 grade as determined by downhole gamma logging.

Based on its review of the grade and thickness of uranium mineralization indicated in the original gamma logs for the Bootheel deposits and comparisons with the computer generated GT composites, Scott Wilson RPA is of the opinion that the original gamma log data and subsequent conversion to eU3O8 values are reliable.

Crosshair and Cherokee both conducted programs to investigate the state of chemical equilibrium of uranium in the Sundance Formation, and to verify the reliability of eU3O8 grade as determined by downhole gamma logging. This was done by comparing the results of chemical analysis of drill core and downhole gamma logging by both Crosshair and Cherokee, as well as by comparing the results of closed can radiometric analysis of the core samples by Cherokee. While Scott Wilson RPA reviewed the results of the verification program as described in Cherokee’s 1979 and 1980 reports, Scott Wilson RPA did not have access to the original analyses for these investigations.

The results of both the Crosshair and Cherokee analysis of equilibrium for the Sundance hosted uranium deposits indicate that while the state of chemical equilibrium does vary from zone to zone in the deposit, taken overall, the gamma log estimates of grade are slightly conservative and understated. Furthermore, Scott Wilson RPA agrees with Crosshair’s conclusion as shown in Figure 14-2 that the geophysical probe grades are higher than the chemical assays at lower grade values, at less than 0.02% to 0.03% U3O8, approximately the same between 0.03% and 0.05% U3O8 and generally higher for grades greater than 0.05% U3O8, with the positive difference increasing with grade.

As discussed in Item 11, Drilling, of this report, in 2008 Crosshair completed 12 drill holes in sections 1, 6, 7, and 36 designed to test zones of mineralization within the

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 14-1

SCOTT WILSON RPA	www.scottwilson.com

Sundance Formation that represent about the same zones as an adjacent historic hole.  The holes were gamma logged by an independent contractor as discussed in Item 13, Sample Preparation, Analyses and Security.  Downhole gamma logging provides equivalent uranium values, usually referred to as eU3O8.  Geophysical logging is considered standard industry practice and the geophysical probes are calibrated using the DOE calibration pits in Casper, Wyoming.  As discussed in Item 11, Drilling, the presence of radioactivity in the formations was confirmed and is generally comparable and of the same order of magnitude, although the eU3O8 grade varies as shown in Table 11-2.

ANALYSIS OF CHEMICAL EQUILIBRIUM

The mineralized intervals were cored to provide samples for chemical assaying as discussed in Item 13, Sample Preparation, Analyses and Security.  Table 14-1 and Figure 14-1 compare the results of chemical analysis with the gamma log results.  Hazen’s 24 XRF analyses (2008) are on average 15% higher than both the ALS Chemex assays (2008 a, b, & c) and the gamma logs.  In Scott Wilson RPA’s opinion, the reason for this discrepancy is because XRF is a semi-quantitative method of analysis and at low concentrations not as accurate as ICP.  Scott Wilson RPA conducted a limited statistical analysis of results from the 36 samples from the Sundance Formation, comparing ALS Chemex chemical assays with the gamma logging results, and notes that the average values are similar: 0.044% U3O8 for chemical assays and 0.048% eU3O8 for gamma probe results, with small differences due to rounding errors.  The average relative difference of -8.3% is not considered significant.

In addition to the 36 samples from the recent Crosshair drilling program, there are 520 samples from the historic Cherokee drilling comparing chemical analysis with the gamma logs for mineralization in both the Sundance Formation and the Wind River Formation (BH files 195 and 255, Groth Minerals, 1979).  A total of 348 samples from five holes that penetrated the Sundance Formation located in sections 1, 6, and 7 show an average value of 0.043% chemU3O8 versus 0.034% eU3O8, with a relative average difference of +22% (Figure 14-2).

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 14-2

SCOTT WILSON RPA	www.scottwilson.com

TABLE 14-1 PROBE VS. CHEMICAL ASSAYS - 2008 PROGRAM SUNDANCE FORMATION
The Bootheel Project LLC – Bootheel Property

Crosshair 2008 DDH	From	To	ALS Chemex* ICPMS U3O8%	eU3O8% probe	Hazen** XRF U3O8%
36-BH3000	538.0	544.0	0.025	0.021	0.027
	544.0	550.0	0.051	0.023	0.059
36-BH3001	416.5	421.5	0.044	0.042	0.052
	421.5	426.5	0.018	0.029	0.019
06-BH3007	240.5	245.5	0.007	0.027	0.007
	245.5	250.5	0.039	0.046	0.047
	250.5	255.5	0.045	0.031	0.050
	255.5	260.5	0.045	0.056	0.054
	260.5	265.5	0.021	0.036	0.024
06-BH3008	246.5	251.5	0.025	0.028	0.030
	251.5	256.5	0.052	0.034	0.061
	256.5	261.5	0.048	0.049	0.059
	261.5	266.5	0.118	0.087	0.130
	266.5	271.5	0.091	0.080	0.114
	271.5	276.5	0.099	0.123	0.119
	276.5	281.5	0.033	0.041	0.040
	281.5	286.5	0.039	0.032	0.046
	286.5	291.5	0.073	0.045	0.081
	291.5	194.5	0.024	0.047	0.025
06-BH3009	280.0	295.0	0.033	0.044	0.040
	318.5	323.5	0.075	0.062	0.090
	323.5	328.5	0.058	0.070	0.071
	328.5	333.5	0.050	0.060	0.063
	333.5	338.5	0.010	0.037	0.012
Subtotal Average			0.047	0.048	0.055

07-BH3010	249.0	254.0	0.054	0.072
	254.0	259.0	0.071	0.056
	259.0	264.0	0.046	0.070
07-BH-3011	340.0	344.0	0.015	0.034
	344.0	348.5	0.002	0.027
	352.0	356.0	0.046	0.039
	356.0	360.0	0.074	0.065
	360.0	364.0	0.065	0.072
	364.0	368.5	0.023	0.052
01-BH3003	422.5	426.5	0.026	0.029	0.026
	426.5	430.5	0.012	0.017	0.021
01-BH3005	466.0	471.0	0.017	0.031	0.030

Total Average			0.044	0.048

* ALS Chemex, 2008 a, b & c
** Hazen, 2008

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 14-3

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 14-1   CROSSHAIR 2008 CHEMICAL ASSAYS VS. PROBE – SUNDANCE FORMATION

SCOTT WILSON RPA *www.scottwilson.com*

Scatterplot - Probe vs. Chem
Probe eU3O8
Chem U3O8
Number of data 36
Probe Mean 0.048
Std Dev 0.022
Chem Mean 0.044
Std Dev 0.027
Correlation 0.793
eU3O8 Gamma Probe Histogram
Frequency
Probe
U3O8 Chemical Assay Histogram
U3O8% Chem
N Valid Missing
Mean
Median
Std. Deviation
Variance
Minimum
Maximum
Percentiles
Probability Plot for U3O8
Log Probability Plot for U3O8
Probability
U3O8

Figure 14-1

The Bootheel Project LLC

Bootheel Uranium Property

Albany County, Wyoming, U.S.A.

Crosshair 2008 Chemical Assays Vs. Probe - Sundance Formation

September 2009 ***Source: Crosshair, 2009.***

14-4

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 14-4

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 14-2   HISTORICAL CHEMICAL ASSAYS VS. PROBE – SUNDANCE AND WIND RIVER FORMATIONS

SCOTT WILSON RPA www.scottwilson.com

Historical Chem vs eU3O8 for Wind River Formation
Gamma eU3O8
Chem U3O8

Historical Chem vs eU3O8 for Sundance Formation
Gamma eU3O8
Chem U3O8

Thompson-Howarth Plot - Historical eU3O8 vs Chemical Assays for Wind River Formation
% Relative Difference
Mean % U3O8

Thompson-Howarth Plot - Historical eU3O8 vs Chemical Assays for Sundance Formation
% Relative Difference
Mean % U3O8

Descriptive Statistics

	Mean	Std. Deviation	N
Chem %	.02599	.051346	169
eU3O8	.02076	.034391	169

Descriptive Statistics

	Mean	Std. Deviation	N
Chem %	.04130	.057681	321
eU3O8	.03469	.034969	321

Log Probability Plot for U3O8 > 0.01%
Wind River Formation
Probe
U3O8

Log Probability Plot for U3O8 > 0.01%
Sundance Formation
Probe
U3O8

Figure 14-2

The Boothheel Project LLC

Bootheel Uranium Property

Albany County, Wyoming, U.S.A.

Historical Chemical Assays Vs. Probe Sundance & Wind River Formations

September 2009

Source: Crosshair, 2009.

14-5

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 14-5

SCOTT WILSON RPA	www.scottwilson.com

Scott Wilson RPA did not have access to the historic samples analyzed by Groth Minerals and therefore was not able to confirm the reported relationships.

However, Mr. Fred Groth, principal of Groth Minerals and operator of the Cherokee program, is known professionally to Douglas Underhill, one of the authors of this Technical Report. Fred Groth has a reputation as a very experienced and knowledgeable uranium explorationist who was known to conduct his activities to meet industry standards of the time. Scott Wilson RPA is therefore of the opinion that Cherokee conducted their activities to the industry standards of the day.

Using historic data for sections 1, 6, 31, 32, and 12, a total of 172 samples from five historic holes penetrating the Wind River formation indicate an average of 0.026% chemU3O8 versus an average of 0.021% eU3O8 at a cut-off grade of greater than 0.01% eU3O8, with a relative difference of +21.9% chemical over radiometric (Figure 14-2).

Scott Wilson RPA notes that there is a small difference between the 2008 data and the historical data, however, the gamma probe grades are generally higher than the chemical assays at lower grade values (less than 0.02% to 0.03% U3O8), with the variation increasing with decreasing grade, approximately the same between 0.03% and 0.05% U3O8 and generally higher for grades greater than 0.05% U3O8, with the variation increasing with grade.  Geologically, the lower grades occur in the tails of the deposit, whereas the high grades occur within the nose of the roll front.  Additional samples are required to further examine the variance in the chemical/probe results between the historical and recent data.

This disequilibrium effect is not unexpected since sandstone uranium deposits are contained within actively flowing groundwater systems.  The gamma probe indirectly measures the uranium content by measuring the gamma radiation of its daughter product, bismuth-214.  This element may be displaced from the original uranium or not yet completely formed in equilibrium.  This causes disequilibrium between uranium content as measured by the gamma probe and the chemical assay.  Negative disequilibrium results (eU3O8 > chemU3O8) where the uranium has been preferentially leached from the sandstone and positive disequilibrium results (chemU3O8 > eU3O8) if the uranium is less than about a million years old and the chemical grade is greater than

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 14-6

SCOTT WILSON RPA	www.scottwilson.com

the gamma equivalent grade.  Based on the historical comparisons which indicate positive equilibrium, the grade at the cut-off greater than 0.015% eU3O8 as measured by the gamma probe for the Sundance hosted mineralization of the Bootheel property may be considered conservative.

Scott Wilson RPA is of the opinion that the eU3O8 values are appropriate for use in making the Mineral Resource Estimate, which is the subject of this Technical Report. Scott Wilson RPA cautions, however, that Crosshair should continue to evaluate the potential within areas of the Bootheel property for negative chemical equilibrium where chemU3O8 < eU3O8. Zones of mineralization that may be susceptible to negative chemical equilibrium include mineralization with uranium grades of less than 0.05% eU3O8, and zones of the deposit away from the roll front including tabular mineralization or areas that are highly oxidized.

DATA VERIFICATION

The database was compiled from several sources as discussed in Item 17, Mineral Resource Estimates.  The dominant historical holes were compiled from computer printouts reported to have been entered by NAC to prepare a resource estimate in 1982.  These sheets were entered into the digital database by a data entry service in Denver, Colorado.  Data were also received from Cameco, both in digital and analog form, and were added to the database.  Original gamma logs are available for most of the holes and Crosshair personnel compared them to the data entry sheets.

Crosshair carried out the following data verification activities:

•
Computer files of historic data were checked for record duplication and data discrepancies prior to importing into Access.  Substantial record duplicates were removed, while the negligible number of data discrepancies (typographical errors) had obvious resolutions.

•
All intercepts of potential resource-grade reported in all available grade data sources were compared against each other.  The only significant issue was the omission from secondary grade sources of many e-log gamma spikes.  For all such occurrences, Crosshair measured the peak grades and intervals from the detailed e-logs, and added them to the database.

•	Gamma spikes from 20 historic e-logs were recalculated by Crosshair for comparison against historic reported grades. No significant differences were noted.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 14-7

SCOTT WILSON RPA	www.scottwilson.com

•
The majority of the depths of the historical formation contacts were compared against the available e-logs.  Due to interpretative inconsistencies by different historical operators, all formational contacts were verified using new interpretations on the e-logs to conform to a consistent formation profile definitions.  Crosshair also compiled additional e-log formation contact data.

•	Historic reported details of lithology and oxidation were accepted as reported because the original drill cuttings are not available.

•	Approximately 25% of Crosshair’s manual data entry records were randomly cross-checked, and they indicated very high levels of data entry accuracy (well above 99%).

•	The completion of a set of cross-sections covering much of the resource area allowed for recognition and correction of any remaining data entry errors (elevation, formation picks).

•	Approximately 100 drill holes, of the 800 series, were removed from the database as no drilling data (other than collar coordinates) or surface evidence were found.

•	All drill hole collar elevations were checked on a topographic contour map (at a 1:24,000 scale and 10 ft contour interval) and corrections were made where required.

During the site visit in July 2008, Scott Wilson RPA took three samples of one half of split core for analyses at Energy Laboratories Inc. (Energy Labs) in Casper, Wyoming, and The Mineral Lab Inc. (The Mineral Lab) in Denver, Colorado.  The Mineral Lab carried out the analyses for 31 elements and oxides using XRF methods.  Energy Labs and ALS Chemex, to which Crosshair submitted the other half of the core, used the ICP massive spectrometry (ICPMS) method for determining the uranium content.  The results are shown in Table 14-2.  Scott Wilson RPA notes that the results of Energy Labs and The Mineral Lab confirm the presence of uranium mineralization on the property. Furthermore, given the small number of analyses, the three analytical results show reasonable agreement.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 14-8

SCOTT WILSON RPA	www.scottwilson.com

TABLE 14-2 SCOTT WILSON RPA SAMPLES
The Bootheel Project LLC – Bootheel Property

Hole No.	Interval ft	Energy Labs Check ICPMS assay % U3O8	The Mineral Lab XRF % U3O8	ALS Chemex ICPMS assay % U3O8	Century Probe eU3O8
07-BH3010	249-254	0.065	0.030	0.054	0.072
	254-259	0.111	0.043	0.071	0.056
	259-264	0.041	0.074	0.046	0.070
Total	15.0	0.217	0.147	0.171	0.198
Average	5.0	0.072	0.049	0.057	0.066

DRILL HOLE LOCATION USING GPS

Crosshair used a Garmin Model GPsmart 60CSx instrument to survey the location of both current and historic holes on the Bootheel property.  Crosshair estimates the accuracy of the GPS locations of the drill holes to be within 5 ft to 20 ft. The Owner’s Manual for the Garmin 60 indicates that using the Wide Area Augmentation System (WASS) the Garmin 60 series instrument is intended to provide reliable signals with an accuracy of seven metres (21 ft to 22 ft) or less, 95% of the time, both horizontally and vertically.

Recent tests by the Federal Aviation Authority responsible for installation and operation of the Global Positioning System indicate the accuracy for the continental United States to be within less than 1.27 m (4.1 ft) horizontally and 2.04 m (6.7 ft) 95% of the time, well within the seven-metre system design limits (FAA/William J. Hughes Technical Center, 2009).

Scott Wilson RPA is of the opinion that the GPS surveys conducted by Crosshair provide sufficiently accurate locations of drill holes for the preparation of the resource estimates in this report.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 14-9

SCOTT WILSON RPA	www.scottwilson.com

15 ADJACENT PROPERTIES

CAMECO’S SHIRLEY BASIN DEPOSIT

In its Annual Information Form for the Year Ended December 31, 2008, Cameco (2009) reports Shirley Basin uranium Measured and Indicated Resources totalling 1.727 million tonnes including 4.4 million pounds U3O8 at an average grade of 0.12% U3O8.  Cameco also reports additional estimated Inferred Resources of 0.508 million tonnes including 1.1 million pounds U3O8 at an average grade of 0.10% U3O8. Cameco reports that the Measured and Indicated Resources, as well as the Inferred Resources, are all amenable to ISR production.

Scott Wilson RPA cautions that it has been unable to verify Cameco’s reported resources and the information is not necessarily indicative of the mineralization on the Bootheel property that is the subject of this Technical Report. An unsubstantiated report indicates that Cameco’s Shirley Basin resources are located in the vicinity of the historic mining district 25 miles northwest of the Bootheel property.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 15-1

SCOTT WILSON RPA	www.scottwilson.com

16 MINERAL PROCESSING AND METALLURGICAL TESTING

ISR TECHNOLOGY

Crosshair is evaluating the Bootheel property for uranium production using In Situ Recovery (ISR).  Currently, the only method used for recovering uranium in Wyoming is ISR as is being conducted by Cameco at the Smith Ranch-Highland Operations in the Powder River Basin (Figure 4-1).  The 2008 production at these operations was 1.2 million lbs U3O8 (Cameco, 2009).  ISR was formerly referred to as In Situ Leach, or ISL. Uranium recovery using ISR ranges from about 60% to 80%, however, lower recoveries may occur under less than optimal geologic and/or hydrologic conditions.

ISR occupies a very small footprint compared to other types of mining.  Surface facilities consist of wellheads, pump houses, and a small complex containing precipitation tanks and drying ovens.  A grid of injection and production wells is drilled over a portion of the deposit which might cover an area 200 ft by 500 ft.  Because uranium has a low solubility level in natural groundwater, oxygen and carbon dioxide are added to the injection fluid to promote oxidation and transport of the uranium.  The uranium bearing solution, with less than 1/10 of 1% uranium, is then pumped from a production well to a satellite facility where the uranium is recovered from solution using ion exchange resin. Once the resin is saturated with uranium, it is transported to the processing plant for elution, precipitation, and drying to become the final product, yellowcake.

This process is a closed-loop recirculation system since the water from the production well is reintroduced in the injection wells.  Slightly less water is injected than produced to develop a cone of depression over the well field, thereby ensuring that fluids are confined to the ore zones intended for extraction.  Naturally occurring impermeable mudstone beds prevent the solutions from migrating vertically beyond the uraniferous bed and mixing with other aquifers.  Monitor wells are installed above, below, and around the target zones to ensure that mining fluids do not move outside the permitted mining area.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 16-1

SCOTT WILSON RPA	www.scottwilson.com

BOOTHEEL PROPERTY AND ISR

Historical data has suggested that ISR may be applicable to some of the uranium mineralization on the Crosshair properties in the Shirley Basin.  Utah used ISR to recover uranium in the Shirley Basin in the period 1963 to 1969.  In 1970, Utah replaced ISR with open pit mining to expand the level of output.  There are no current ISR producers in the Shirley Basin.

Historical work to test the leach amenability of Bootheel resources was carried out by Hazen in 1979 on behalf of URADCO from two core holes located in Section 6 (Hazen, 1979).  The two composites of the Sundance Formation assayed 0.069% U3O8 and 0.049% U3O8.  Four agitated leach tests were completed; two using sulphuric acid as lixiviant (98% recovery after five days), one using sodium bicarbonate (96.1% recovery after five days), and one using ammonium bicarbonate (96.2% recovery after five days).

Two column tests were carried out using the same lixiviants.  The acid leach indicated 97.5% recovery after 25 pore volumes, while the sodium bicarbonate leach indicated 87.6% recovery.

Cameco (BH File 20, 1994) carried out an agitated leach test using a bicarbonate lixiviant which indicated 107.8% recovery from a sample grading 0.052% U3O8.  A column test using the same lixiviant indicated 85.6% extraction in 10 pore volumes and a total recovery of 98.4% after 49.1 pore volumes.

In 2008, Hazen conducted three bottle roll leach tests for Crosshair using sodium bicarbonate as a lixiviant.  The first two tests showed initial uranium recoveries in the order of 70% to 80% within one day, however, the recoveries then decreased to 30% to 40% after seven days.  A mineralogical investigation indicated calcium from the clay was exchanged with sodium in the solution, resulting in the uranium being precipitated as a calcium uranium oxide or silicate.  A third sample was leached for seven days under similar conditions, and the cumulative extraction had returned to the initial level of extraction.  This is thought to be the result of a greater wash volume applied to the tails.  Following a re-evaluation, the tails from this test were leached for an additional 24 hr with fresh lixiviant and a total extraction of 80% was attained.  The initial two samples were rerun with new material, but half of the lixiviant was filtered and replenished every

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 16-2

SCOTT WILSON RPA	www.scottwilson.com

24 hr for five days.  Both samples indicated uranium extractions of greater than 90% after five days based on the calculated head grade.  Under a typical ISR situation, the pregnant fluid would be stripped of uranium prior to being re-injected.  Crosshair also noted that the level of oxygen concentration within the bottles was measured at 20 ppm to 30 ppm O2, with residual dissolved oxygen measurements slightly above ambient conditions of 7 ppm to 8 ppm O2, whereas a level of greater than 50 ppm O2 to 100 ppm O2 would be more realistic in a leach simulation.

Scott Wilson RPA is of the opinion that, based on the leach tests conducted to date on uranium bearing samples, the Sundance Formation appears to have characteristics favourable for ISR using a sodium bicarbonate lixiviant. However, Scott Wilson RPA notes the results are preliminary in nature and additional leach testing will be required to confirm the results of historical testing and to more fully evaluate the effectiveness of bicarbonate leaching under appropriate field conditions.

No information was available to Scott Wilson RPA to evaluate the ISR amenability of the Wind River hosted uranium mineralization.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 16-3

SCOTT WILSON RPA	www.scottwilson.com

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

GENERAL STATEMENT

Mineral Resources of the Bootheel property were estimated by Crosshair using the contour and polygonal methods and were audited by Scott Wilson RPA.  Table 17-1 summarizes the Mineral Resources classified as Indicated and Inferred at a cut-off grade of 0.015% eU3O8 over a minimum thickness of 4 ft and minimum GT (grade times thickness product) of 0.15 ft% eU3O8 for the Sundance Formation and a cut-off grade of 0.020% eU3O8 over a minimum thickness of 4 ft. and minimum GT of 0.15 ft% eU3O8 for the Wind River Formation. Total Indicated Resource is 1.44 million tons at an average grade of 0.038% eU3O8 containing 1.09 million pounds eU3O8.  Additional Inferred Resources total 4.40 million tons at an average grade of 0.037% eU3O8 containing 3.25 million pounds eU3O8. No Mineral Reserves have been estimated for the Bootheel property.

TABLE 17-1 BOOTHEEL MINERAL RESOURCE ESTIMATE AS OF AUGUST 13, 2009
The Bootheel Project LLC – Bootheel Property

Resource Category	Formation	Short Tons	Grade eU3O8 (%)	Contained eU3O8 (lb)
Indicated	Sundance	1,443,000	0.038	1,089,000

Inferred	Sundance	3,637,000	0.031	2,268,000
Inferred	Wind River	762,000	0.064	981,000
Inferred	Total	4,399,000	0.037	3,249,000

Notes:
1.	Mineral Resources were classified in accordance with CIM Definition Standards.
2.	Cut-off criteria for Sundance Mineral Resources are minimum grade of 0.015% eU3O8 over a minimum thickness of 4 ft, and a minimum grade x thickness (GT) product of 0.15 ft%.
3.	Cut-off criteria for Wind River Mineral Resources are minimum grade of 0.020% eU3O8 over a minimum thickness of 4 ft, and a minimum GT product of 0.15 ft%.
4.	A long term price of US$70 per pound U3O8 is used for the Mineral Resource estimate.
5.	A tonnage factor of 16 ft3/ton was used for the Sundance and 15 ft3/ton was used for the Wind River, based on density measurements.
6.	High grades have not been cut for the Mineral Resource estimate.

A long term price of US$70 per pound U3O8 is used for the Mineral Resource estimate.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 17-1

SCOTT WILSON RPA	www.scottwilson.com

RESOURCE ESTIMATION DATABASE

As described in Section 11, Drilling, 1,759 rotary holes penetrated the Tertiary Wind River Formation. Of these, 790 penetrated the Jurassic Sundance Formation. The basis for resource estimation on the Bootheel property is the gamma logs from these drill holes. Percent oxidation data from most of the drill holes were used to trace the redox front, which was used in the interpretation of the drill sections and outlines of the mineralized zones.

As noted in Table 11-1, 274 drill hole intervals greater than 0.015% eU3O8 were identified in 235 holes for the Sundance Formation and 140 intervals greater than 0.020% eU3O8 were identified in 121 holes for the Wind River Formation.

Figures 17-1 and 17-2 show the distribution of drill holes on the Bootheel property and the outline of the mineralized zones above cut-off grades, for the Sundance and Wind River formations, respectively.

CUT-OFF PARAMETERS

For the Sundance Formation, a cut-off grade of 0.015% eU3O8 was used over a minimum thickness of 4 ft and minimum GT of 0.15 ft% eU3O8. For the Wind River Formation, a cut-off grade of 0.020% eU3O8 was used over a minimum thickness of 4 ft and minimum GT of 0.15 ft% eU3O8.

The Sundance cut-off grade is based on an estimated mining cost of US$18 per pound of U3O8 and a long term uranium price of US$70 per pound U3O8. For the Wind River Formation resources, the cut-off grade was increased to 0.020% eU3O8 to allow for the possibility of lower recoveries and additional cost of increased drill hole density required for potential development of ISR well fields.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 17-2

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-1   JURASSIC SUNDANCE RESOURCE (≥0.015% eU3O8, GT≥0.15 FT% eU3O8)

SCOTT WILSON RPA www.scottwilson.com

435,000 mE
436,000 mE
437,000 mE
438,000 mE
439,000 mE
4,662,000 mN
4,661,000 mN
4,660,000 mN
4,659,000 mN
4,658,000 mN
4,657,000 mN
0 1000 2000 3000 4000
Feet
0 200 400 600 800 1000
Metres
N
DDH Section Line
Twentymile
Draw
Legend
Drill Hole penetrating Jurassic Canyon Springs Formation
Bootheel Property Boundary
Pre-Tertiary Fault
Base of Cretaceous Muddy Sandstone at Tertiary Unconformity
Top of Cretaceous Dakota Sandstone at Tertiary Unconformity
Top of Jurassic Canyon Springs B & D at Tertiary Unconformity
Base of Jurassic Canyon Springs B & D at Tertiary Unconformity
Jurassic Sundance Resource Zones
36 Zone A (Inferred)
36 Zone B (Inferred)
36 Zone C (Inferred)
36 Zone D (Inferred)
36 Zone E (Inferred)
36 Zone F (Inferred)
01 Tabular (Inferred)
01 Roll Front Nose (Inferred)
01 Upper Limb (Inferred)
01 Lower Limb (Inferred)
06 Roll Front Nose (Indicated)
06 Upper Limb (Indicated)
06 Lower Limb (Indicated)
07 Roll Front Nose (Inferred)
07 Upper Limb (Inferred)
07 Middle Zone (Inferred)
07 Lower Limb (Inferred)
07 East Upper Limb (Inferred)
UTM NAD 27, Zone 13
September 2009
Source: Crosshair, 2009.

Figure 17-1

The Bootheel Project LLC

Bootheel Uranium Property

Albany County, Wyoming, U.S.A.

17-3

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 17-3

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-2   TERTIARY WIND RIVER RESOURCE ((≥0.020% EU3O8, GT≥0.15 FT% EU3O8)

SCOTT WILSON RPA www.scottwilson.com

435,000 mE
436,000 mE
437,000 mE
438,000 mE
439,000 mE
4,662,000 mN
4,661,000 mN
4,660,000 mN
4,659,000 mN
4,658,000 mN
4,657,000 mN
0 1000 2000 3000 4000
Feet
0 200 400 600 800 1000
Metres
N
Twentymile
Draw
25
30
29
36
31
32
2
1
6
6
11
12
7
7
13
Legend
Drill Hole Penetrating Tertiary Wind River Formation
Tertiary Hosted Resource (Inferred)
Bootheel Property Boundary
Pre-Tertiary Fault
Base of Cretaceous Muddy Sandstone at Tertiary Unconformity
Top of Cretaceous Dakota Sandstone at Tertiary Unconformity
Top of Jurassic Canyon Springs B & D at Tertiary Unconformity
Base of Jurassic Canyon Springs B & D at Tertiary Unconformity
UTM NAD 27, Zone 13
September 2009
Source: Crosshair, 2009.

Figure 17-2

The Bootheel Project LLC

Bootheel Uranium Property

Albany County, Wyoming, U.S.A.

Tertiary Wind River Resource
$\geqslant$ 0.020% eU_3O_8, GT $\geqslant$ 0.15ft% eU_3O_8

17-4

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 17-4

SCOTT WILSON RPA	www.scottwilson.com

GEOLOGICAL INTERPRETATION

Crosshair prepared east-west cross-sections throughout the Bootheel Property at intervals of 100 ft to 200 ft, depending on the drill hole spacing. North-south and oblique vertical cross-sections were also prepared in areas of higher drilling density to assist with the geological interpretation.

Crosshair compiled the 0.5 ft radiometric assays into composites for each drill hole using a minimum cut-off grade of 0.015% eU3O8 for Sundance and 0.020% eU3O8 for Wind River, both over a minimum thickness of 4 ft.  These composites were plotted on the cross-sections along with stratigraphic unit designations, % oxidation, and the 0.5 ft assays.

Crosshair interpreted the stratigraphic units from hole to hole and section to section. Similarly, the composited mineralized intervals were interpreted from hole to hole and section to section to build up a three dimensional interpretation of the mineralized units. For some of the zones (zones 1, 6 and 7), roll front noses, upper limbs and lower limbs were interpreted separately to aid in resource estimation.  Scott Wilson RPA reviewed and checked the Crosshair interpretations and agrees that they are reasonable and acceptable as the basis for Mineral Resource estimation.

Examples of the Crosshair interpretation of stratigraphy and mineralized zones are shown in Figures 17-3 to 17-7.

ASSAY AND COMPOSITE STATISTICS

Crosshair compiled statistics of the 0.5 ft radiometric assays as well as the drill hole composites over the cut-off grade criteria. These are shown in Figures 17-8 and 17-9 for both the Wind River and Sundance formations. Histograms for both the assays and the composites are skewed positively, which is typical for uranium distributions. The coefficient of variation is 1.07 for the Sundance/Canyon Springs assay data but reduces to 0.54 for the composites. Similarly, the Wind River assay data coefficient of variation of 1.76 reduces to 0.68 for the composites.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 17-5

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-3 CROSS-SECTION A-A’ LOOKING NORTH

A
A'
7200 Elev
7000 Elev
6800 Elev
6600 Elev
36-BH1066
36-BH3047
36-BH1071
36-BH3000
36-BH3002
36-BH1070
36-BH3013
36-115
36-BH3014
37.5'-0.04%
14'-0.04%
14.5'-0.04%
61'-0.03%
24.5'-0.02%
18.5'-0.02%

Formation Legend:

- *Tertiary Wind River Formation - Silt & Shale*
- *Tertiary Wind River Formation - Sand & Gravel*
- *Jurassic Morrison Shale*
- *Jurassic Sundance Formation, Undivided*
- *Jurassic Sundance Formation Canyon Spring A*
- *Jurassic Sundance Formation Canyon Spring B & D*
- *Triassic Chugwater Formation*

Mineralization (feet-eU3O8%)

36 Zone A

0 50 100 150 200
Feet

September 2009

Source: Crosshair, 2009.

Figure 17-3

The Bootheel Project LLC

Bootheel Uranium Property
Albany County, Wyoming, U.S.A.

Cross Section A - A'
Looking North

SCOTT WILSON RPA

www.scottwilson.com

17-6

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 17-6

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-4   CROSS-SECTION B-B’ LOOKING NORTH

B
B'
36-BH3059
36-BH3060
36-BH3054
36-BH3083
36-110
7200 Elev
7100 Elev
7000 Elev
6900 Elev
6800 Elev
6700 Elev
6600 Elev
6500 Elev
3'-0.03%
4.5'-0.05%
0 50 100 150 200
Feet

Formation Legend:

- *Tertiary Wind River Formation - Silt & Shale*
- *Tertiary Wind River Formation - Sand & Gravel*
- *Jurassic Morrison Shale*
- *Jurassic Sundance Formation, Undivided*
- *Jurassic Sundance Formation Canyon Spring A*
- *Jurassic Sundance Formation Canyon Spring B & D*
- *Triassic Chugwater Formation*

Mineralization (feet-eU3O8%)

- ***36 Zone D***
- ***36 Zone E***

Figure 17-4

The Bootheel Project LLC

Bootheel Uranium Property

Albany County, Wyoming, U.S.A.

Cross Section B - B'
Looking North

September 2009

Source: Crosshair, 2009.

SCOTT WILSON RPA

www.scottwilson.com

17-7

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 17-7

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-5   CROSS-SECTION C – C’ LOOKING NORTHWEST

C
C'
7200 Elev
7000 Elev
6800 Elev
6600 Elev
36-039
36-046
36-112
36-049
36-050
36-037
36-BH3058
36-BH3057
36-BH1036
36-BH3055
36-BH3054
36-BH3082
36-BH3081
36-BH1060

0 100 200 300 400
Feet

Figure 17-5

Formation Legend:

- *Tertiary Wind River Formation - Silt & Shale*
- *Tertiary Wind River Formation - Sand & Gravel*
- *Jurassic Morrison Shale*
- *Jurassic Sundance Formation, Undivided*
- *Jurassic Sundance Formation Canyon Spring A*
- *Jurassic Sundance Formation Canyon Spring B & D*
- *Triassic Chugwater Formation*

Mineralization (feet-eU3O8%)

- *36 Zone D*
- *36 Zone F*
- *36 Zone E*

The Bootheel Project LLC

Bootheel Uranium Property

Albany County, Wyoming, U.S.A.

Cross Section C - C'
Looking Northwest

September 2009

Source: Crosshair, 2009.

SCOTT WILSON RPA

www.scottwilson.com

17-8

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 17-8

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-6   CROSS-SECTION D – D’ LOOKING NORTH

SCOTT WILSON RPA

D
D'
06-345
06-346
06-244
06-237
06-243
06-347
06-348
06-430
06-349
7100 Elev
7000 Elev
6900 Elev
6800 Elev
6700 Elev
11.5'-0.03%
7.5'-0.02%
13.5'-0.03%
9.5'-0.02%
14.5'-0.04%
11.5'-0.02%
0
50
100
150
200
Feet
Formation Legend:
Tertiary Wind River Formation - Silt & Shale
Tertiary Wind River Formation - Sand & Gravel
Jurassic Morrison Shale
Jurassic Sundance Formation, Undivided
Jurassic Sundance Formation Canyon Spring A
Jurassic Sundance Formation Canyon Spring B & D
Triassic Chugwater Formation
Mineralization
(feet-eU3O8%)
Wind River
06 Roll Front Nose
06 Upper Limb
06 Lower Limb
September 2009
Source: Crosshair, 2009.

Figure 17-6

The Bootheel Project LLC

Bootheel Uranium Property

Albany County, Wyoming, U.S.A.

Cross Section D - D'
Looking North

www.scottwilson.com
17-9

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 17-9

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-7   CROSS-SECTION E – E’ LOOKING NORTH

E
E'
06-355
06-356
06-021
06-369
06-239
06-357
06-210C
06-210
06-358
06-240
06-359
06-361
06-022
06-360
06-241
7100 Elev
7000 Elev
6900 Elev
6800 Elev
6700 Elev
15.5'-0.06%
21.5'-0.03%
17.5'-0.02%
32'-0.04%
40'-0.04%
5'-0.06%
32'-0.03%
21'-0.03%
0 50 100 150 200
Feet

Formation Legend:

- *Tertiary Wind River Formation - Silt & Shale*
- *Tertiary Wind River Formation - Sand & Gravel*
- *Jurassic Morrison Shale*
- *Jurassic Sundance Formation, Undivided*
- *Jurassic Sundance Formation Canyon Spring A*
- *Jurassic Sundance Formation Canyon Spring B & D*
- *Triassic Chugwater Formation*

September 2009

Mineralization (feet-eU3O8%)

- ***Wind River***
- ***06 Roll Front Nose***
- ***06 Upper Limb***
- ***06 Lower Limb***

Source: Crosshair, 2009.

Figure 17-7

The Bootheel Project LLC

Bootheel Uranium Property

Albany County, Wyoming, U.S.A.

Cross Section E - E'
Looking North

SCOTT WILSON RPA
www.scottwilson.com

17-10

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 17-10

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-8   FREQUENCY AND LOG PROBABILITY PLOTS FOR eU3O8 IN 0.5 FT ASSAYS

SCOTT WILSON RPA www.scottwilson.com

Wind River Formation
0.5 ft. Assay Histogram
Mean 0.025
Standard Error 0.00045
Median 0.01
Mode 0.005
Standard Deviation 0.044
Sample Variance 0.0019
Kurtosis 52.62
Skewness 5.88
Range 0.721
Minimum 0.005
Maximum 0.726
Sum 230.255
Count 9341
Coeff of var 1.76
Frequency
Grade eU_3O_8

Log Probability Plot Wind River 0.5 ft Intervals
Probability
0.01
0.1
Grade

Sundance Formation
0.5 ft. Assay Histogram
Mean 0.027
Standard Error 0.00024
Median 0.019
Mode 0.009
Standard Deviation 0.029
Sample Variance 0.00085
Kurtosis 296.03
Skewness 9.738
Range 1.299
Minimum 0.005
Maximum 1.304
Sum 388.96
Count 14432
Coeff of var 1.07
Frequency
Grade eU_3O_8

Log Probability Plot Sundance 0.5 ft Intervals
Probability
0.01
0.1
1
Grade

Figure 17-8

The Bootheel Project LLC

Bootheel Uranium Property

Albany County, Wyoming, U.S.A.

September 2009 ***Source: Crosshair, 2009.***

17-11

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 17-11

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-9   FREQUENCY AND LOG PROBABILITY PLOTS FOR eU3O8 IN COMPOSITED INTERVALS

SCOTT WILSON RPA www.scottwilson.com

Wind River Formation
Composited Intervals at 0.15 GT Cutoff Histogram
Mean 0.067
Standard Error 0.003
Median 0.050
Mode 0.040
Standard Deviation 0.039
Sample Variance 0.002
Kurtosis 14.21
Skewness 3.02
Range 0.298
Minimum 0.027
Maximum 0.325
Sum 9.42
Count 140
Coeff of var X.XX
Grade eU3O8

Log Probability Plot Wind River Composites at 0.15 GT Cutoff
Probability
Average Grade eU3O8

Sundance Formation
Composited Intervals at 0.15 GT Cutoff Histogram
Mean 0.039
Standard Error 0.001
Median 0.034
Mode 0.028
Standard Deviation 0.021
Sample Variance 0.00042
Kurtosis 22.86
Skewness 3.81
Range 0.2
Minimum 0.017
Maximum 0.216
Sum 10.617
Count 274
Coeff of var 0.54
Grade eU3O8

Log Probability Plot Sundance Composites at 0.15 GT Cutoff
Probability
Average Grade eU3O8
0.1

Figure 17-9

The Boothel Project LLC

Boothel Uranium Property

Albany County, Wyoming, U.S.A.

September 2009

Source: Crosshair, 2009.

17-12

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 17-12

SCOTT WILSON RPA	www.scottwilson.com

Scott Wilson RPA reviewed the statistics of the assay data to see if cutting or capping of high values was necessary to reduce the effect of outliers on the average value. It was not considered necessary to cut high assay values since there were few and they had little effect on the average values.

MINERAL RESOURCE ESTIMATION

SUNDANCE FORMATION

Crosshair estimated Mineral Resources of the Sundance mineralization on the Bootheel property using the contour method (Agnerian and Roscoe, 2001).  For each of the mineralized zones and subzones, drill hole intercept composite values of grade, thickness, and GT were plotted in plan view and contoured.  Geometric (logarithmic) contour intervals were used for the grade and GT values because of the positively skewed statistical distribution of these parameters.  Thickness was contoured in a linear progression.  Contouring was done with computer software, but subsequently modified by hand to correspond better with the geological interpretation, trends, and geometry of the roll front noses and limbs.

In most drill holes, there was only one composite for each of the mineralized zones. In rare cases, there was more than one composite, in which case the composites were added together for contouring purposes.

The 0.015% eU3O8 grade contour was established as an outer boundary for mineralization to be considered as resource.  GT and thickness values were contoured inside the 0.015% eU3O8 grade contour. Separate contour plans were developed for roll front noses and limbs in zones 1, 6 and 7, and for several separate subzones in zone 36. Only GT and thickness contours inside the 0.015% eU3O8 grade “cookie cutter” boundaries were retained.  Isolated areas over 0.015% eU3O8 defined by a single drill hole were removed.

Examples of the GT and thickness contours are shown in Figures 17-10 and 17-11 for parts of resource zone 1.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 17-13

SCOTT WILSON RPA	www.scottwilson.com

The areas between the GT and thickness contours were measured electronically and average values were used to calculate GT times area values for each contour interval.  For the GT contours, the geometric average of the bounding contour intervals was used as the average value for each contour interval because of the skewed nature of the GT distribution as discussed above, except for the highest and the lowest contour intervals where the average of the values in that contour interval was used.  For thickness, the average value of the bounding contours was used to multiply by the contour area, except for the highest interval where the average of the values in that contour interval was used.

The thickness times area products for each contour interval were summed to give a volume for each of the mineralized zones and subzones.  A tonnage factor of 16 ft3/ton was applied to give a tonnage for each zone.

Only areas inside both the 0.015% eU3O8 grade contour and the 0.15 ft% GT contour are included as Mineral Resources.

The GT times area products for each contour interval were summed and divided by the tonnage factor of 16 ft3/ton to give a total that is converted to pounds of contained eU3O8 for each lens.  The average grade of each lens is obtained from the contained eU3O8 and the tonnage.

WIND RIVER FORMATION

Crosshair estimated Mineral Resources of the Wind River mineralization on the Bootheel property using the polygonal block method. Drill holes with composites exceeding the cut-off grade of 0.020% eU3O8 over a minimum thickness of 4 ft and minimum GT of 0.15 ft% eU3O8 were designated on plans. Polygons were drawn around these drill holes with a maximum extent of 200 ft from a drill hole. The polygons are shown on Figure 17-2. It can be seen that the polygons are for the most part clustered together into several mineralized areas. The mineralized areas are almost entirely constrained by drill holes that do not meet the cut-off criteria so that the 200 ft projection is rarely used.

Areas of the polygons were measured electronically and multiplied by the composite thickness to obtain a volume for each polygon. A tonnage factor of 15 ft3/ton was used to

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 17-14

SCOTT WILSON RPA	www.scottwilson.com

convert volume to tons. The tonnages were totalled for the Wind River Mineral Resource and a weighted average grade was calculated.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 17-15

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-10   GT CONTOURS – SUNDANCE 01 TABULAR & 01 ROLL FRONT NOSE

SCOTT WILSON RPA www.scottwilson.com

436,000 mE
436,200 mE
436,400 mE
436,600 mE
436,800 mE
4,659,600 mN
4,659,400 mN
4,659,200 mN
4,659,000 mN
4,658,800 mN
N
0.015% Grade Contours
LEGEND:
01-234 Drillhole ID
Drillhole
1.23 Drillhole GT
RESOURCE OUTLINES
(Grade >= 0.015% U3O8)
Section 1 Tabular
Section 1 Roll Front Nose
Section 1 Upper Limb
Section 1 Lower Limb
GT CONTOURS
GT=1.13
GT=0.68
GT=0.41
GT=0.25
GT=0.15
0 50 100 150 200
Metres
September 2009
Source: Crosshair, 2009.

Figure 17-10

The Bootheel Project LLC

Bootheel Uranium Property

Albany County, Wyoming, U.S.A.

GT Contours - Sundance

01 Tabular & 01 Roll Front Nose

17-15

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 17-16

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 17-11   THICKNESS CONTOURS – SUNDANCE 01 TABULAR & 01 ROLL FRONT NOSE

SCOTT WILSON RPA www.scottwilson.com

436,000 mE
436,200 mE
436,400 mE
436,600 mE
436,800 mE
4,659,600 mN
4,659,400 mN
4,659,200 mN
4,659,000 mN
4,658,800 mN
N
0.015% Grade Contours
LEGEND:
01-234 Drillhole ID
Drillhole
1.23 Drillhole GT
RESOURCE OUTLINES
(Grade >= 0.015% U3O8)
Section 1 Tabular
Section 1 Roll Front Nose
Section 1 Upper Limb
Section 1 Lower Limb
THICKNESS (FEET) CONTOURS
55'
45'
35'
25'
15'
5'
GT=0.15

0
50
100
150
200
Metres

September 2009

Source: Crosshair, 2009.

Figure 17-11

The Bootheel Project LLC

Bootheel Uranium Property

Albany County, Wyoming, U.S.A.

Thickness Contours - Sundance 01 Tabular & 01 Roll Front Nose

17-16

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 17-17

SCOTT WILSON RPA	www.scottwilson.com

CLASSIFICATION OF MINERAL RESOURCES

Crosshair has classified the Bootheel Mineral Resources into Indicated and Inferred categories.  Scott Wilson RPA has reviewed the classification and concurs.

Indicated Mineral Resources were defined only in zone 6, which includes the roll front nose, the lower limb and the upper limb, on the basis of drill hole spacing in the order of 100 ft on sections spaced 100 ft to 150 ft apart and good continuity between mineralized intercepts.  All of the other zones, 1, 7 and 36, are classified as Inferred Mineral Resource.

Table 17-2 lists the Bootheel Mineral Resource estimate by zone and subzone.

SCOTT WILSON RPA REVIEW

The Crosshair resource estimate was audited by Scott Wilson RPA and accepted as a current Mineral Resource estimate.  Scott Wilson RPA performed the following checks in the course of its audit:

•	Reviewed a number of drill hole intersection calculations.
•	Reviewed the geological interpretation and correlation of mineralized intervals.
•	Reviewed the methodology used to calculate composites.
•	Reviewed the contouring of grade, thickness, and GT values.
•	Reviewed the conversion of contour values to tons, grade, and contained eU3O8.
•	Reviewed the classification of Mineral Resources.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 17-18

SCOTT WILSON RPA	www.scottwilson.com

TABLE 17-2 BOOTHEEL MINERAL RESOURCE ESTIMATE BY ZONE AS OF AUGUST 13, 2009
The Bootheel Project LLC – Bootheel Property

Resource Category	Zone and Subzone	Short Tons (000)	Grade eU3O8 (%)	Contained eU3O8 (000 lbs)
Indicated	06 Nose	681	0.040	542
Indicated	06 Upper Limb	67	0.036	50
Indicated	06 Lower Limb	695	0.036	498
Total Sundance Indicated		1,443	0.038	1,089

Inferred	01 tabular	952	0.030	571
Inferred	01 Nose	341	0.033	227
Inferred	01Lower Limb	150	0.029	88
Inferred	01 Upper Limb	76	0.030	46
Inferred	Subtotal	1,519	0.031	932

Inferred	07 Nose	142	0.030	85
Inferred	07 Lower Limb	177	0.048	171
Inferred	07 Upper Limb	47	0.032	30
Inferred	07 Middle Limb	27	0.034	18
Inferred	07 East	97	0.030	58
Inferred	Subtotal	491	0.037	362

Inferred	36 A	439	0.027	238
Inferred	36 B	92	0.024	44
Inferred	36 C	170	0.028	97
Inferred	36 D	223	0.036	159
Inferred	36 E	404	0.030	246
Inferred	36 F	299	0.032	190
Inferred	Subtotal	1,627	0.030	974
Total Sundance Inferred		3,637	0.031	2,268

Inferred	Wind River	762	0.064	981

Total Indicated Mineral Resource		1,442	0.038	1,089
Total Inferred Mineral Resource		4,399	0.037	3,249

Notes:
1.	Mineral Resources were classified in accordance with CIM Definition Standards.
2.	Cut-off criteria for Sundance Mineral Resources are minimum grade of 0.015% eU3O8 over a minimum thickness of 4 ft, and a minimum grade x thickness (GT) product of 0.15 ft%.
3.	Cut-off criteria for Wind River Mineral Resources are minimum grade of 0.020% eU3O8 over a minimum thickness of 4 ft, and a minimum GT product of 0.15 ft%.
4.	A long term price of US$70 per pound U3O8 is used for the Mineral Resource estimate.
5.	A tonnage factor of 16 ft3/ton was used for the Sundance and 15 ft3/ton was used for the Wind River, based on density measurements.
6.	High grades have not been cut for the Mineral Resource estimate.
7.	Some figures may not add due to rounding.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 17-19

SCOTT WILSON RPA	www.scottwilson.com

18 OTHER RELEVANT DATA AND INFORMATION

HEALTH AND SAFETY

All field staff and contractors wore personal dosimeters at all times while working on the property.  No significant exposure to radioactivity was detected by the dosimeters.

ENVIRONMENTAL CONSIDERATIONS

During a limited water sampling program (Figure 18-1), two wells and two stock ponds were sampled by AATA International Inc. (AATA) and analyzed for a number of chemical constituents.  The Camp Well did not exceed water quality standards for any parameters, while the Stock Pond 1 contained elevated aluminium and iron but is acceptable for livestock use.  Gross alpha radiation was found in the Section 36 Well and the Stock Pond 2 in concentrations approximately twice the state standard for livestock use.  The uranium content in Stock Pond 2 marginally exceeded the EPA Primary Drinking Water Standard.

There were no substantial delays in obtaining the drilling permits from the Wyoming Department of Environmental Quality (WDEQ) and the BLM.  No archaeological surveys were required, however, a Level III survey will be required for the mine permitting process.  There is no direct evidence of any Threatened or Endangered Species on the property, although there is historical evidence of sage grouse leks on the property.  A sage grouse and nesting raptor survey is planned for the spring of 2009.  If an active lek is identified, drilling could be delayed until mid-July within two miles of the lek.

HYDROGEOLOGY

Crosshair reports that both the Canyon Springs Member and Tertiary age aquifers have a relative high permeability.  A water supply well completed in the Tertiary aquifer is reported to yield in excess of 20 gpm to 30 gpm.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 18-1

SCOTT WILSON RPA	www.scottwilson.com

Uranium mineralization in the Jurassic and Cretaceous age formations is hosted within permeable sandstones that are hydrologically confined between thick impermeable shale units.  Mineralization in the Wind River Formation is hosted by conglomerates, sandstones, and siltstones.  Although Crosshair is of the opinion that mineralization is generally confined below shale or siltstone layers, this interpretation is based on lithological chip logs as only one partial core log is available from the historic work.  Additional core drilling is required to confirm the amenability of the Wind River mineralization to ISR.

Target reports that the static water level on the Bootheel property occurs in the highly transmissive sands and gravels of the Tertiary Wind River Formation.  Static water levels as measured by AATA are: 1) SW ¼, Section 36, water level at 80 ft below surface and 2) SW ¼, Section 31, water level at 20 ft below surface.  Based on the resistivity logs for 52 holes, the depth to the water table varies between 17 ft and 59 ft, averaging 35 ft.  Crosshair reports that, with the exception of a very few cases, the mineralization occurs at greater than 50 ft below the water table.

The various pre-Tertiary sandstone units are reported by Crosshair to contain significant groundwater; however, no pump tests have been conducted on the property.

Hydrogeologic testwork performed on the property consists of permeability measurements on core samples.  Seven tests performed on core from one historic hole drilled in the 1970s had an average permeability of 2,293 md for the Canyon Springs B and D (Hazen, 1979).  During 2008, permeability tests were conducted on 21 core samples from a wide range of lithologies, including some of the confining shale units.  The results are summarized below.

Fourteen plug analyses on the Canyon Springs Member sandstone host rock carried out at Core Labs Inc and Advanced Testing in Denver, Colorado, returned an average porosity of 30.4% and permeability of 913 md (Table 18-1).  This compares with an average of 2,293 md for seven historical samples from one drill hole (Hazen, 1979).

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 18-2

SCOTT WILSON RPA	www.scottwilson.com

TABLE 18-1 PERMEABILITY RESULTS, 2008 CORE SAMPLES
The Bootheel Project LLC – Bootheel Property

Hole	Depth (ft)	Formation	Stress (psig)	Porosity %	Permeability (md)	Grain Density (g/cm³)
36-BH3001	418.50	Jcsbd ss	500	36.14	338	2.621
36-BH3001	422.50	Jcsbd ss	500	35.37	446	2.631
01-BH3003	424.00	Jcsbd ss	100	27.50	0.00098	NA
06-BH3007	250.50	Jcsbd ss	500	33.07	1470	2.618
06-BH3007	260.50	Jcsbd ss	500	32.93	1520	2.641
06-BH3008	259.70	Jcsbd ss	500	32.30	2320	2.626
06-BH3008	282.30	Jcsbd ss/sltst	500	29.24	1250	2.638
06-BH3009	196.00	Jsu sh	Ambient	2.21	0.088	2.476
06-BH3009	211.70	Jsu sltst/ss	Ambient	2.05	0.008	2.424
06-BH3009	215.60	Jsu ss	500	14.33	1.08	2.631
06-BH3009	220.00	Jsu sltst/ss	Ambient	3.75	0.023	2.444
06-BH3009	234.50	Jcsa ss	500	16.13	3.10	2.639
06-BH3009	265.50	Jcsbd ss	500	27.78	1020	2.623
06-BH3009	290.00	Jcsbd ss	100	25.63	890	NA
06-BH3009	323.00	Jcsbd ss	500	31.16	1540	2.640
06-BH3009	334.00	Jcsbd ss	500	29.11	1210	2.635
06-BH3009	359.00	Jcsbd ss	500	14.44	.817	2.663
06-BH3009	363.00	Trcw sltst/sh	Ambient	1.24	0.013	2.506
06-BH3009	364.70	Trcw sltst/sh	500	1.37	0.013	2.594
36-BH3001	418.50	Jcsbd ss	500	36.14	338	2.621
36-BH3001	422.50	Jcsbd ss	500	35.37	446	2.631

Notes	Jcsbd	Jurassic Canyon Springs sandstone, B& D beds (Sundance Fm)
	Jcsu	Upper Canyon Springs (undivided)
	Jcsa	Canyon Springs A bed sandstone
	Trcw	Triassic Chugwater siltstone shale

The Canyon Springs B and D sandstone hosts the majority of potentially economic mineralization on the property. Based on the results of testing of core samples of the underlying and overlying units, the sandstones appear to be hydrologically confined above and below by impermeable strata.  Drilling has penetrated at least 75 ft of shaley lithology in the Chugwater Formation directly underlying the uranium resource.  The permeability tests on two core samples for the Chugwater gave very low permeabilities of about 0.01 md.  The aquitard above the Canyon Springs B and D resources has a more gradational contact, with 50 ft to 70 ft of silty sandstone (Canyon Springs A bed and undivided Sundance Formation) directly overlying the resource.  These silty sandstones are overlain by up to several hundred feet of shale, which in lab tests have a very low permeability in the order of one millidarcy.  The Canyon Springs B and D

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 18-3

SCOTT WILSON RPA	www.scottwilson.com

sandstone sample test results generally showed a high permeability, ranging from 338 md to 2,320 md.  One strongly crossbedded sandstone sample in DH 01-BH3003 at 424 ft depth showed very low permeability across bedding, however, since uranium mineralization follows permeability along bedding, this is not considered a negative indication for ISR production.

Although the Canyon Springs B and D is a relatively homogenous unit, both visually and in the e-logs, subtle variations in lithology, permeability, and cementation have been observed.  Since most of the individual resource zones hosted in the Canyon Springs show a preferred northeasterly orientation, strong anisotropic transmissivity may exist either locally or property-wide.  Future pump testing within the Canyon Springs B and D units should be designed to test horizontal permeability in both the northeasterly and northwesterly directions.

PERMITTING

Mine permitting will require submissions to both WDEQ and the Nuclear Regulatory Commission (NRC).  A 12-month baseline study will be required for such items as meteorology and air quality, surface and groundwater sampling.  Time sensitive items include sage grouse mating season and raptor nests.  The cost of completing the wildlife studies is estimated at $45,000.  Surface water sampling is estimated at $55,000 but is dependent on the number of samples tested.  Total permitting costs are estimated at one million dollars and it would take three to four years to obtain mining permits.

Scott Wilson RPA cautions there are no assurances when and if Crosshair could receive the essential permits and licences to operate an ISR mine at the Bootheel property.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 18-4

SCOTT WILSON RPA	www.scottwilson.com

FIGURE 18-1   WATER SAMPLE LOCATIONS

SCOTT WILSON RPA www.scottwilson.com

R75W
R74W
N
T 25 N
T 24 N
Section 36 Well
Camp Well
Stock Pond 2
Stock Pond 1
Property Boundary
Fetterman Road
0 0.25 0.50 0.75 1.0
Mile
September 2009
Source: Crosshair, 2009.

Figure 18-1

The Bootheel Project LLC

Bootheel Uranium Property

Albany County, Wyoming, U.S.A.

Water Sample Locations

18-5

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 18-5

SCOTT WILSON RPA	www.scottwilson.com

19 INTERPRETATION AND CONCLUSIONS

Crosshair’s Bootheel uranium deposits are of the sandstone roll-type hosted by both the Jurassic Sundance Formation and the Tertiary Wind River Formation. In the opinion of Scott Wilson RPA, the Bootheel drill hole database is appropriate and acceptable for mineral resource estimation.  Crosshair has estimated the Mineral Resource using the contour and polygonal methods.  Scott Wilson RPA has audited and accepted the Crosshair Mineral Resource estimate.  No Mineral Reserves have been estimated for the Bootheel property.

The Bootheel property is considered an advanced exploration project based on the amount of close spaced drilling and the presence of a significant uranium resource. Scott Wilson RPA notes that, using comparisons with other properties which are currently being permitted, the estimated resources in the Sundance Formation may be sufficient to support a satellite ion exchange ISR operation without a stand-alone yellowcake recovery, drying, and packaging plant. For operation of a satellite ISR plant, Crosshair would have to enter into a contract to process concentrate at an existing processing plant where uranium could be recovered from the ion exchange resin, purified and concentrated, dried and packaged.

Scott Wilson RPA notes that the information characterizing the hydrology and related parameters of the formations hosting the Mineral Resources is sparse and provides only a very preliminary evaluation of favourability for ISR; however, nothing is presently known that would prevent such an operation.

Scott Wilson RPA notes that a feasibility study has not been completed for the Bootheel property and there is no certainty the proposed operations would be economically viable.  The estimated Mineral Resources hosted by the Wind River Formation require further evaluation including drilling to bring the resource classification to a higher level.

Scott Wilson RPA notes that for Crosshair to meet its forecast schedule of achieving ISR production by 2013-2014, an aggressive work schedule is necessary for advancing the Bootheel property. This will require exploration/delineation drilling and environmental baseline studies/permit applications to be completed during the next three years (2009-

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 19-1

SCOTT WILSON RPA	www.scottwilson.com

2011). A program including baseline studies, metallurgical work, pump tests, infill and exploration drilling is required to meet this timeframe.

Scott Wilson RPA is of the opinion that the Bootheel property is of merit and warrants the recommended program and budget.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 19-2

SCOTT WILSON RPA	www.scottwilson.com

20 RECOMMENDATIONS

Scott Wilson RPA recommends the following work:

•	Conduct core drilling of mineralization of the Wind River Formation to obtain samples for metallurgical testwork and to test permeability and porosity.

•
Conduct hydrogeologic testing to determine the horizontal hydrologic conductivity of Sundance Canyon Springs B and D Beds and vertical hydrologic conductivity between the Sundance Formation and Wind River Formation related to potential leakage through historic drill holes.

•	A scoping study should follow this preliminary evaluation work.

Scott Wilson RPA recommends the program and budget shown in Table 20-1 to conduct exploration drilling, hydrologic testing and advance evaluation of the property.   The total budget is $1.1 million

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 20-1

SCOTT WILSON RPA	www.scottwilson.com

TABLE 20-1 RECOMMENDED PROGRAM AND BUDGET
The Bootheel Project LLC – Bootheel Property

Item		US$
Exploration
Bonding	25,000 ft @ 6.25/ft, plus BLM	163,000
Drilling	25,000 ft @ $12/ft	300,000
Geophysical Logging	2 mo @ $22,000	44,000
Geologists	3 geol mo	46,000
Expenses, Travel	3 mo @ $4,000	12,000
Field supplies		3,000
Surface damage payments, Reclamation		8,000
Subtotal drilling		576,000

Hydrogeology
Consulting fees		100,000
Drilling costs	3,000 ft @ $30	90,000
Equipment rental & supplies		53,000
Geophysical logging	.5 mo @ $22,000	11,000
Geology supervision	3 geol mo	46,000
Travel & Field expenses	1 mo @ $4,000	4,000
Surface damage payments, Reclamation		3,000
Subtotal hydrogeology		307,000

Evaluation
Compilation, Evaluation	3 geol mo	24,000
Resource Estimate, Technical reports	2 geol mo	18,000
Scoping Study		75,000
Subtotal evaluation		117,000

Subtotal		1,000,000
Contingency		100,000

Total		1,100,000

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 20-2

SCOTT WILSON RPA	www.scottwilson.com

21 REFERENCES

Agnerian, H., and Roscoe, W.E., 2001: The Contour Method of Estimating Mineral Resources, CIM Bulletin, Vol. 95, No. 1063, pp.100-107, July 2002.

ALS Chemex, 2008a: Certificate EL08097879, August 14, 2008.

ALS Chemex, 2008b: Certificate EL08144642, August 14, 2008.

ALS Chemex, 2008c: Certificate EL08144642, October 27, 2008.

Bensing and Associates Inc., 2007: Title report for Target Exploration & Mining Corp., October 2007.

BH File 20, 1994: Nine Day Agitation Leach Test Results Cameco Boot Heel. Graphs and raw data pertaining to metallurgical tests carried out by Hazen Research Inc.

BH Files 195, and BH 255, 1979: sample sheets, assays, and graphs pertaining to equilibrium studies. Private report for Groth Minerals.

Bickford, Fred E., Hopkins, and Ted A., 1980: Supplemental Studies of Pre-Tertiary Targets, Bootheel Prospect, Albany county Wyoming. Private Report for URADCO.

Bureau of Land Management (BLM), 2003: Mineral Occurrence and Development Potential Report. BLM website.

Cameco Corporation, March 2009: 2008 Annual Information Form, filed on Sedar.

Dames & Moore, 1980: Ore Reserve Estimates, Open pit Mining Studies, and Preliminary Feasibility of an In-situ Leach Operation of the Bootheel Project of Uradco, May 1980.

NSTB/WAAS T&E Team, 2009: WAAS Performance Analysis Report - Wide-Area Augmentation System Performance Analysis Report, Report #28, April 2009. Reporting Period: January 1 to March 31, 2009, FAA/William J. Hughes Technical Center, Atlantic City International Airport, NJ 08405, Website: http://www.nstb.tc.faa.gov/

Graves, Douglass H. P.E. and Yovich, Matthew J. P.E., 2008: Preliminary Assessment Nichols Ranch Uranium In-Situ Recovery Project Powder River Basin, Wyoming, USA.  Prepared for Uranerz Energy Corporation, July 25, 2008.  Filed on Sedar.

Groth, F.A., 2004a: Project Summary, Bootheel Uranium Project, Shirley Basin Mining District, Albany County, Wyoming: New Frontiers Uranium, LLC, January, 5 pp.

Harshman, E.N., 1972: Geology and Uranium Deposits, Shirley Basin Area, Wyoming, Professional Paper 745, Washington, U.S. Geological Survey, 82 pp.

Harshman, E.N., and Adams, S.S., 1981: Geology and Recognition Criteria for Roll-type Uranium Deposits in Continental Sandstones, Final Report, S.S. Adams & Associates, GJBX-1(81), U.S. Department of Energy, Grand Junction, CO, September.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 21-1

SCOTT WILSON RPA	www.scottwilson.com

Hazen Research Inc., 1979: Amenability of Bootheel Prospect Core to In-situ Uranium Leaching, Confidential report to URADCO, Denver, CO, December 1979.

Hazen Research Inc., 2008: Fluorimetric assays for Project 19839, December 22, 2008.

Hazen Research Inc., 2009: Characterization and Leach Experiments for Uranium Ore Core Samples Hazen Project 10839. Private Report for The Bootheel Project LLC, January 2009.

Jackson, L.A. et al., 1980: Summary Report on the Bootheel Prospect with emphasis on the 1980 program. Private report by URADCO, 74 pp.

Litz, John E., 1979: amenability of Bootheel Prospect Core to In-situ Uranium Leaching. Private report for Uranium Resources and Development Company, 15 pp.

Lathrope & Gage LLC, and Cox Padmore Skolink & Shakarchy, 2006: Title Opinion for Ur-Energy Resources Inc., August 30, 2006.

Hopkins, T.A., Appel, W.T., and Groth, F.A., 1978: Final Drilling Report, Phase I Drilling Program, Bootheel Prospect, Albany County, Wyoming: Prepared for URADCO by Groth Minerals Corporation, July 1978, 60 pp.

Hopkins, T.A., 1978: Final Drilling Report, Phase 1 Drilling Program Bootheel Prospect, Albany County, Wyoming. Private Report prepared for Uranium Resources and Development Company, July 1978, 35 pp. plus Appendices.

Kurisoo, P., O’Brien, I., Steele, L., Wallis, S., 2009: Year End Report on the Bootheel Project Albany count y, Wyoming USA. Private Report for The Bootheel Project LLC, January 2009.

Kyle, John I. P.E. and Maxwell, Douglas K. P.E., 2008: NI-43-101 Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming. Report for UR Energy, April 2, 2008. Filed on Sedar.

Nuclear Assurance Corporation, 1982: Bootheel Project Pre-Commercial Feasibility Study. Private report for Cherokee Exploration Inc., April 15, 1982, 166 pp.

Pool, Thomas C., 2007: Technical Report on the Shirley Basin Uranium Properties, Wyoming, Report for Target Mining & Exploration Corp, July 8, 2007. Filed on Sedar.

Pool, Thomas C., 2000: In situ Leaching of Uranium: History, Technology and Economics. SME Preprint 00-83.

Simpson, R.L., 1980: Final Drill Report, Twenty Two Mile, Buck Point and Indian Talking Rocks Prospects.  Private report prepared for Mobil-Cherokee IV Uranium Exploration Program, February 1980, 84 pp.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 21-2

SCOTT WILSON RPA	www.scottwilson.com

Snow, Charles, 2006: personal communication quoted in: Wyoming: The True Birthplace of In Situ Recovery Mining, Investigating the Evolution of ISR Mining, Stock Ι Interview.com, April 2006.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 21-3

SCOTT WILSON RPA	www.scottwilson.com

22 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Bootheel Uranium Property, Shirley Basin Mining District, Albany County, Wyoming, U.S.A.” and dated September 8, 2009, was prepared and signed by the following authors:

(Signed & Sealed)

Dated at Glade Park, Colorado
September 8, 2009	Douglas H. Underhill, Ph.D., C.P.G.
Associate Geologist

(Signed & Sealed)

Dated at Toronto, Ontario
September 8, 2009	William E. Roscoe, Ph.D., P.Eng.
Principal Consulting Geologist

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 22-1

SCOTT WILSON RPA	www.scottwilson.com

23 CERTIFICATE OF QUALIFIED PERSON

DOUGLAS H. UNDERHILL, C.P.G.

I, Douglas H. Underhill, CPG, as an author of this “Technical Report on the Bootheel Uranium Property, Shirley Basin Mining District, Albany County, Wyoming, U.S.A.”, prepared for Bootheel Project LLC, Crosshair Exploration & Mining Corp. and Ur-Energy Inc., dated September 8, 2009, do hereby certify that:

1.	I am an Associate Consulting Geologist with Scott Wilson RPA Inc. of Suite 501, 55 University Avenue, Toronto, Ontario, Canada M5J 2H7.

2.
I graduated with a B.A. degree in Geology from University of Connecticut in 1958, an M.Sc. degree in Geology from McGill University in 1967, and a Ph.D. degree in Geology from McMaster University in 1972.

3.
I am registered as a Certified Professional Geologist with the American Institute of Professional Geologists (CPG-11154). I am a Member of the American Institute of Professional Geologists  Inc.  I have worked as a geologist for a total of about 32 of the 36 years since my graduation from my final degree. My relevant experience for the purpose of the Technical Report is: approximately 25 years with the International Atomic Energy Agency (IAEA), the uranium industry or as a consultant and includes 25 years evaluating uranium deposits and resources throughout the world.

4.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements as a “qualified person” for the purposes of NI43-101.

5.	I visited the Bootheel property on July 8, 2008.

6.	I am responsible for the preparation of Items 2 through 16, 18, and collaborated with my co-author on Items 1, 19, and 20 of the Technical Report.

7.	I am independent of the Issuer applying the tests set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property subject to the Technical Report.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 23-1

SCOTT WILSON RPA	www.scottwilson.com

10.
To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 8th day of September, 2009

(Signed & Sealed)

Douglas H. Underhill, C.P.G.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 23-2

SCOTT WILSON RPA	www.scottwilson.com

WILLIAM E. ROSCOE

I, William E. Roscoe, Ph.D., P.Eng., as an author of this report entitled “Technical Report on the Bootheel Uranium Property, Shirley Basin Mining District, Albany County, Wyoming, U.S.A.”, prepared for Bootheel Project LLC, Crosshair Exploration & Mining Corp. and Ur-Energy Inc., dated September 8, 2009, do hereby certify that:

1.	I am a Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.
I am a graduate of Queen’s University, Kingston, Ontario, in 1966 with a Bachelor of Science degree in Geological Engineering, McGill University, Montreal, Quebec, in 1969 with a Master of Science degree in Geological Sciences and in 1973 a Ph.D. degree in Geological Sciences.

3.
I am registered as a Professional Engineer (No. 39633011) and designated as a Consulting Engineer in the Province of Ontario.  I have worked as a geologist for a total of 40 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•	Twenty-five years experience as a Consulting Geologist across Canada and in many other countries
•	Preparation of numerous reviews and technical reports on exploration and mining projects around the world for due diligence and regulatory requirements
•	Senior Geologist in charge of mineral exploration in southern Ontario and Québec
•	Exploration Geologist with a major Canadian mining company in charge of exploration projects in New Brunswick, Nova Scotia, and Newfoundland

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5.	I have not visited the Bootheel Property.

6.	I am responsible for the preparation of Item 17 and collaborated with my co-author on Items 1, 19, and 20 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 23-3

SCOTT WILSON RPA	www.scottwilson.com

10.
To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 8th day of September, 2009

(Signed & Sealed)

William E. Roscoe, Ph.D., P.Eng.

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 23-4

SCOTT WILSON RPA	www.scottwilson.com

24 APPENDIX 1   CLAIM DETAIL

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 24-1

SCOTT WILSON RPA	www.scottwilson.com

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 24-2

SCOTT WILSON RPA	www.scottwilson.com

BH 139	2	24N	75W	Albany	#2005-4288	Wyoming	WMC267271
BH 140	1,2	24N	75W	Albany	#2005-4289	Wyoming	WMC267272
BH 141	2	24N	75W	Albany	#2005-4290	Wyoming	WMC267273
BH 142	1,2	24N	75W	Albany	#2005-4291	Wyoming	WMC267274
BH 143	2	24N	75W	Albany	#2005-4292	Wyoming	WMC267275
BH 143	& 35	25N	75W	Albany	#2005-4292	Wyoming	WMC267275
BH 144	1,2	24N	75W	Albany	#2005-4293	Wyoming	WMC267276
BH 144	& 36	25N	75W	Albany	#2005-4293	Wyoming	WMC267276
BH 145	11,12	24N	75W	Albany	#2005-4294	Wyoming	WMC267277
BH 146	11,12	24N	75W	Albany	#2005-4295	Wyoming	WMC267278
BH 147	12	24N	75W	Albany	#2005-4296	Wyoming	WMC267279
BH 148	12	24N	75W	Albany	#2005-4297	Wyoming	WMC267280
BH 149	12	24N	75W	Albany	#2005-4298	Wyoming	WMC267281
BH 150	12	24N	75W	Albany	#2005-4299	Wyoming	WMC267282
BH 151	12	24N	75W	Albany	#2005-4300	Wyoming	WMC267283
BH 152	12	24N	75W	Albany	#2005-4301	Wyoming	WMC267284
BH 163	11,12	24N	75W	Albany	#2005-4312	Wyoming	WMC267295
BH 164	11,12,13,14	24N	75W	Albany	#2005-4313	Wyoming	WMC267296
BH 165	12	24N	75W	Albany	#2005-4314	Wyoming	WMC267297
BH 166	12,13	24N	75W	Albany	#2005-4315	Wyoming	WMC267298
BH 167	12	24N	75W	Albany	#2005-4316	Wyoming	WMC267299
BH 168	12,13	24N	75W	Albany	#2005-4317	Wyoming	WMC267300
BH 169	12	24N	75W	Albany	#2005-4318	Wyoming	WMC267301
BH 170	12,13	24N	75W	Albany	#2005-4319	Wyoming	WMC267302
BH 171	12	24N	75W	Albany	#2005-4320	Wyoming	WMC267303
BH 172	12,13	24N	75W	Albany	#2005-4321	Wyoming	WMC267304
BH 173	12	24N	75W	Albany	#2005-4322	Wyoming	WMC267305
BH 174	12,13	24N	75W	Albany	#2005-4323	Wyoming	WMC267306
BH 175	12	24N	75W	Albany	#2005-4324	Wyoming	WMC267307
BH 176	12,13	24N	75W	Albany	#2005-4325	Wyoming	WMC267308
BH 177	12	24N	75W	Albany	#2005-4326	Wyoming	WMC267309
BH 178	12,13	24N	75W	Albany	#2005-4327	Wyoming	WMC267310
BH 179	12	24N	75W	Albany	#2005-4328	Wyoming	WMC267311
BH 180	12,13	24N	75W	Albany	#2005-4329	Wyoming	WMC267312
BH GAP 1	12	24N	74W	Albany	#2007-3664	Wyoming	*In Process
BH GAP 1	& 7	24N	75W	Albany	#2007-3664	Wyoming	*In Process
BH GAP 2	12	24N	75W	Albany	#2007-3665	Wyoming	*In Process
BH GAP 3	12	24N	75W	Albany	#2007-3666	Wyoming	*In Process
BH GAP 4	12	24N	75W	Albany	#2007-3667	Wyoming	*In Process
Rob 1	29,30,31	25N	74W	Albany	#2006-6276	Wyoming	WMC278669
Rob 2	30,31	25N	74W	Albany	#2006-6277	Wyoming	WMC278670
Rob 3	29,30	25N	74W	Albany	#2006-6278	Wyoming	WMC278671
Rob 4	30	25N	74W	Albany	#2006-6279	Wyoming	WMC278672
Rob 5	29,30	25N	74W	Albany	#2006-6280	Wyoming	WMC278673
Rob 6	30	25N	74W	Albany	#2006-6281	Wyoming	WMC278674
Rob 7	29,30	25N	74W	Albany	#2006-6282	Wyoming	WMC278675
Rob 8	30	25N	74W	Albany	#2006-6283	Wyoming	WMC278676
Rob 9	29,30	25N	74W	Albany	#2006-6284	Wyoming	WMC278677
Rob 10	30	25N	74W	Albany	#2006-6285	Wyoming	WMC278678
Rob 11	29,30	25N	74W	Albany	#2006-6286	Wyoming	WMC278679
Rob 12	30	25N	74W	Albany	#2006-6287	Wyoming	WMC278680
Rob 13	29,30	25N	74W	Albany	#2006-6288	Wyoming	WMC278681
Rob 14	30	25N	74W	Albany	#2006-6289	Wyoming	WMC278682
Rob 15	29,30	25N	74W	Albany	#2006-6290	Wyoming	WMC278683
Rob 16	30	25N	74W	Albany	#2006-6291	Wyoming	WMC278684

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 24-3

SCOTT WILSON RPA	www.scottwilson.com

Rob 17	19,20,29,30	25N	74W	Albany	#2006-6292	Wyoming	WMC278685
Rob 18	19,30	25N	74W	Albany	#2006-6293	Wyoming	WMC278686
Rob 19	6,24	24N	74W	Albany	#2006-6294	Wyoming	WMC278687
Rob 19	& 32	25N	74W	Albany	#2006-6294	Wyoming	WMC278687
Rob 20	6**	24N	74W	Albany	#2006-6295	Wyoming	WMC278688
Rob 20	& 32	25N	74W	Albany	#2006-6295	Wyoming	WMC278688
Rob 21	32	25N	74W	Albany	#2006-6296	Wyoming	WMC278689
Rob 22	31,32	25N	74W	Albany	#2006-6297	Wyoming	WMC278690
Rob 23	32	25N	74W	Albany	#2006-6298	Wyoming	WMC278691
Rob 24	31,32	25N	74W	Albany	#2006-6299	Wyoming	WMC278692
Rob 25	32	25N	74W	Albany	#2006-6300	Wyoming	WMC278693
Rob 26	31,32	25N	74W	Albany	#2006-6301	Wyoming	WMC278694
Rob 27	32	25N	74W	Albany	#2006-6302	Wyoming	WMC278695
Rob 28	31,32	25N	74W	Albany	#2006-6303	Wyoming	WMC278696
Rob 29	32	25N	74W	Albany	#2006-6304	Wyoming	WMC278697
Rob 30	31,32	25N	74W	Albany	#2006-6305	Wyoming	WMC278698
Rob 31	32	25N	74W	Albany	#2006-6306	Wyoming	WMC278699
Rob 32	31,32	25N	74W	Albany	#2006-6307	Wyoming	WMC278700
Rob 33	32	25N	74W	Albany	#2006-6308	Wyoming	WMC278701
Rob 34	31,32	25N	74W	Albany	#2006-6309	Wyoming	WMC278702
Rob 35	29,32	25N	74W	Albany	#2006-6310	Wyoming	WMC278703
Rob 36	29,30,31,32	25N	74W	Albany	#2006-6311	Wyoming	WMC278704
TD #9	6	24N	74W	Albany	2004.6250	Wyoming	WMC260873
TD #10	6	24N	74W	Albany	2004.6251	Wyoming	WMC260874
TD #11	6	24N	74W	Albany	2004.6252	Wyoming	WMC260875
TD #12	6	24N	74W	Albany	2004.6253	Wyoming	WMC260876
TD #13	6	24N	74W	Albany	2004.6254	Wyoming	WMC260877
TD #14	6	24N	74W	Albany	2004.6255	Wyoming	WMC260878
TD #15	6	24N	74W	Albany	2004.6256	Wyoming	WMC260879
TD #16	6	24N	74W	Albany	2004.6257	Wyoming	WMC260880
TD #17	6	24N	74W	Albany	2004.6258	Wyoming	WMC260881
TD #18	6	24N	74W	Albany	2004.6259	Wyoming	WMC260882
TD #19	1	24N	75W	Albany	2004.6260	Wyoming	WMC260883
TD #19	6	24N	74W	Albany	2004.6260	Wyoming	WMC260883
TD #20	1	24N	75W	Albany	2004.6261	Wyoming	WMC260884
TD #20	6	24N	74W	Albany	2004.6261	Wyoming	WMC260884
TD #21	1	24N	75W	Albany	2004.6262	Wyoming	WMC260885
TD #21	6	24N	74W	Albany	2004.6262	Wyoming	WMC260885
TD #22	6	24N	74W	Albany	2004.6263	Wyoming	WMC260886
TD #23	6	24N	74W	Albany	2004.6264	Wyoming	WMC260887
TD #24	6	24N	74W	Albany	2004.6265	Wyoming	WMC260888
TD #25	6	24N	74W	Albany	2004.6266	Wyoming	WMC260889
TD #26	6	24N	74W	Albany	2004.6267	Wyoming	WMC260890
TD #31	12	24N	75W	Albany	2004.6268	Wyoming	WMC260891
TD #32	12	24N	75W	Albany	2004.6269	Wyoming	WMC260892
TD #33	12	24N	75W	Albany	2004.6270	Wyoming	WMC260893
TD #34	12	24N	75W	Albany	2004.6271	Wyoming	WMC260894
TD #35	12	24N	75W	Albany	2004.6272	Wyoming	WMC260895
TD #36	12	24N	75W	Albany	2004.6273	Wyoming	WMC260896
TD #37	12	24N	75W	Albany	2004.6274	Wyoming	WMC260897
TD #38	12	24N	75W	Albany	2004.6275	Wyoming	WMC260898
TD #39	12	24N	75W	Albany	2004.6276	Wyoming	WMC260899
TD #40	12	24N	75W	Albany	2004.6277	Wyoming	WMC260900
BH 181	11,14	24N	75W	Albany	#2005-4330	Wyoming	WMC267313
BH 182	11,14	24N	75W	Albany	#2005-4331	Wyoming	WMC267314

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 24-4

SCOTT WILSON RPA	www.scottwilson.com

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 24-5

SCOTT WILSON RPA	www.scottwilson.com

25 APPENDIX 2   2008 BOOTHEEL DRILL PROGRAM RESULTS

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 25-1

SCOTT WILSON RPA	www.scottwilson.com

TABLE 25-1   SUMMARY OF 2008 DRILL HOLE INTERSECTIONS

SCOTT WILSON RPA www.scottwilson.com

TABLE 25-1 SUMMARY OF 2008 DRILL HOLE INTERSECTIONS

Last updated : 6/9/08 26/09/2008

2008 Hole ID	Easting, UTM Zone13 NAD27	Northing, UTM Zone13 NAD27	Total Depth in feet	2008 Intercept Summary (0.02% eU3O8 cutoff)						Comments
				From	To	Thickness	Grade	GT	Formation	
36-BH3000	436035	4860580	595	481	493.5	12.5	0.034	0.43	Jsalwd	36-BH3000 is a twin of 36-BH1071, located 6 feet apart
				497	504	7.0	0.079	0.55	Jsalwd	36-BH3000 core interval - 470-555'
				505	506	1.0	0.02	0.02	Jsalwd	
				514	520.5	6.5	0.021	0.14	Jsalwd	
				538	541.5	3.5	0.024	0.08	Jsalwd	
				543	549.5	6.5	0.023	0.15	Jsalwd	
36-BH3001	436224	4860374	520	418.5	425	6.5	0.046	0.30	Jsalwd	36-BH3001 is a distant twin of 36-BH1055, located 30 feet to the west.
				440	441	1.0	0.023	0.02	Jsalwd	01-BH3001 core interval - 430-445'.
36-BH3002	436094	4860585	570	526.5	538	11.5	0.041	0.47	Jsalwd	36-BH3002 is a twin of 36-BH1070, collared 10 feet to the west of BH1070 and deviated 10 feet of the south. 36-BH3002 core interval - 530-544', with poor core recovery (38% total) and uncertain depths for core recovered.
01-BH3003	436041	4859455	480	366.5	370.5	4.0	0.021	0.08	Jsalwd	01-BH3003 is a twin of 01-BH0035, collared 10 feet to the west of 01-BH0035.
				423.5	430	6.5	0.027	0.18	Jsalwd	01-BH3003 core interval - 430-437.5', with locally poor recovery (71% total)
01-BH3004	436475	4859543	475	411	425	14.0	0.056	0.78	Jsalwd	01-BH3004 is a twin of 01-BH0009, located 6 feet apart.
										01-BH3004 core interval - 397-435', with poor recovery in ore zone (30%).
01-BH3005	436433	4858814	575	466	471	5.0	0.031	0.16	Jsalwd	01-BH3005 is a twin of 01-BH250, located 8 feet apart.
				544	545	1.0	0.049	0.05	Jsalwd	01-BH3005 core interval - 445-470'.
06-BH3006	437216	4858996	300	156	158	2.0	0.03	0.06	Twsr	06-BH3006 is a twin of 06-370, located 15 feet apart.
				181	184	3.0	0.028	0.08	Twsr	06-BH3006 core intervals - 198'-223'.
				195	196.5	1.5	0.035	0.05	Jsalwd	
				214.5	215	0.5	0.021	0.01	Jsalwd	
06-BH3007	437512	4858433	340	238.5	265.5	27.0	0.037	1.00	Jsalwd	06-BH3007 is a twin of 06-425, core interval 243-318'
06-BH3008	437516	4858025	355	246.5	248.5	2.0	0.032	0.06	Jsalwd	06-BH3008 is a twin of 06-236.
				249.5	252.5	3.0	0.032	0.10	Jsalwd	06-BH3008 core interval - 247-310'
				253	288	35.0	0.066	2.31	Jsalwd	
				289	294.5	5.5	0.044	0.24	Jsalwd	
				296.5	297.5	1.0	0.038	0.04	Jsalwd	
06-BH3009	437231	4858230	380							06-BH3009 is a twin of 06-301
				280	285.5	5.5	0.042	0.23	Jsalwd	06-BH3009 core interval is 187-380' and represents a strat test for this area.
				289.5	292	2.5	0.057	0.14	Jsalwd	
				318.5	337.5	19.0	0.06	1.14	Jsalwd	
07-BH3010	437606	4858080	300	108	112	4.0	0.132	0.53	Twsr	07-BH3010 is a twin of 07-356.
				235.5	238	2.5	0.025	0.06	Jsalwd	07-BH3010 core interval 250'-280'.
				249	263.5	14.5	0.068	0.99	Jsalwd	
				272.5	273.5	1.0	0.036	0.04	Jsalwd	
07-BH3011	437366	4857759	455	107.5	109.5	2.0	0.066	0.13	Twsr	07-BH3011 is a twin of 07-409, located 7 feet apart.
										07-BH3011 core interval - 337-387'.
				340	348.5	8.5	0.031	0.26	Jsalwd	
				352	368.5	16.5	0.057	0.94	Jsalwd	
36-BH3012	436037	4860626	600	484.5	486	1.5	0.026	0.04	Jsalwd	
				542.5	543	0.5	0.023	0.01	Jsalwd	
36-BH3013	436097	4860627	580	480	482	2.0	0.057	0.11	Jsalwd	
				485	487	2.0	0.021	0.04	Jsalwd	
				489.5	535.5	46.0	0.036	1.66	Jsalwd	
36-BH3014	436738	4860690	570	468	478	10.0	0.024	0.24	Jsalwd	Using 0.01 cutoff, 467'-497' 30' 0.020% or 467'-496' 29' 0.016%
36-BH3015	436220	4860691	550	474	478.5	4.5	0.024	0.11	Jsalwd	
36-BH3016	436297	4860690	540	228.5	229	0.5	0.022	0.01	Twsr	
				231	232.5	1.5	0.028	0.04	Twsr	
				453	460	7.0	0.03	0.21	Jsalwd	
36-BH3017	436216	4860626	550	237.5	238	0.5	0.032	0.02	Twsr	
36-BH3018	436738	4860568	560	All Values Below Cutoff						
36-BH3019	436216	4860752	560	259	260	1.0	0.028	0.03	Twsr	
36-BH3020	436291	4860437	520	All Values Below Cutoff						
36-BH3021	436350	4860437	500	All Values Below Cutoff						
36-BH3022	436222	4860874	590	460	460.5	0.5	0.02	0.01	Jsalwd	
36-BH3023	436775	4860376	540	438	438.5	0.5	0.022	0.01	Jsalwd	
				503.5	504	0.5	0.021	0.01	Jsalwd	
36-BH3024	436705	4860377	575	All Values Below Cutoff						
36-BH3025	436766	4860376	530	408.5	409	0.5	0.021	0.01	Jsalwd	
				484.5	485.5	1.0	0.022	0.02	Jsalwd	
36-BH3026	436228	4860373	510	477	477.5	0.5	0.041	0.02	Jsalwd	
36-BH3027	436286	4860374	480	All Values Below Cutoff						
36-BH3028	436095	4860697	580	All Values Below Cutoff						
36-BH3029	435989	4860252	580	446	451.5	5.5	0.022	0.12	Jsalwd	
36-BH3030	436049	4860251	550	237	237.5	0.5	0.039	0.02	Jm	
36-BH3031	435830	4860210	580	483	485	2.0	0.033	0.07	Jsalwd	
				317	328	11.0	0.030	0.33	Jsalwd	
36-BH3032	435555	4859790	640	616	616.5	0.5	0.036	0.02	Tkw	
36-BH3033	435879	4859727	650	620	620.5	0.5	0.041	0.02	Tkw	

Page 25-2

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 25-2

SCOTT WILSON RPA	www.scottwilson.com

SCOTT WILSON RPA www.scottwilson.com

Last updated : 8/8/08 26/09/2008

	Easting, UTM	Northing, UTM	Total Depth	2008 Intercept Summary (0.02% eU3O8 cutoff)						Comments
06-BH0034	435879	4859712	640	610	610.5	0.5	0.028	0.01	Tlcw	
06-BH0035	435731	4859790	620	175.5	176	0.5	0.021	0.01	Twdr	
				507.5	511	3.5	0.048	0.17	Jsbd	
				548.5	573.5	25.0	0.039	0.99	Jsbd	
06-BH0036	436046	4859582	480	445.5	446.5	1.0	0.044	0.04	Tlcw	
07-BH0037	436400	4859585	480	415	416	1.0	0.022	0.02	Jsbd	
				424.5	425	0.5	0.046	0.02	Tlcw	
07-BH0038	436410	4859523	480	157	158	1.0	0.025	0.03	Twdr	
				417.5	421.5	4.0	0.024	0.10	Jsbd	
				431	431.5	0.5	0.042	0.02	Tlcw	
07-BH0039	436405	4859461	480	125.5	126.5	1.0	0.039	0.04	Twdr	
				136.5	137	0.5	0.022	0.01	Twdr	
07-BH0040	436404	4859395	480	145	146.5	1.5	0.026	0.04	Twdr	
				409	417	8.0	0.034	0.27	Jsbd	
				429.5	434	4.5	0.046	0.21	Jsbd	
07-BH0041	436494	4858886	570	530.5	533.5	3.0	0.038	0.11	Jsbd	
				542.6	543.5	0.9	0.029	0.03	Jsbd	
07-BH0042	436016	4858757	620	578	579	1.0	0.057	0.06	Tlcw	
07-BH0043	436077	4858755	580	171.5	172.5	1.0	0.03	0.03	Twdr	
				555.5	556.5	1.0	0.071	0.07	Tlcw	
07-BH0044	436436	4858754	580	468	481.5	13.5	0.052	0.70	Jsbd	
				536.5	537.5	1.0	0.024	0.02	Tlcw	
06-BH0045	436215	4860575	600	All Values Below Cutoff						
06-BH0046	435940	4860521	600	568	569	1.0	0.037	0.04	Tlcw	
06-BH0047	436006	4860515	580	226	226.5	0.5	0.021	0.01	Twdr	
				539	539.5	0.5	0.02	0.01	Jsbd	
				540	540.5	0.5	0.02	0.01	Jsbd	
				544	546.5	2.5	0.022	0.06	Jsbd	
06-BH0048	436341	4860590	540	472	474.5	2.5	0.025	0.06	Jsbd	
				476	476.5	0.5	0.02	0.01	Jsbd	
06-BH0049	436344	4860752	530	All Values Below Cutoff						
07-BH0050	436402	4860748	500	All Values Below Cutoff						
07-BH0051	436480	4860746	400	373.5	377	3.5	0.033	0.12	Jsbd	
				380	380.5	0.5	0.028	0.01	Tlcw	
07-BH0052	436521	4860750	480	All Values Below Cutoff						
06-BH0053	435825	4860150	580	482.5	483	0.5	0.032	0.02	Jssa	
				489	491	2.0	0.038	0.08	Jsbd	
				495.5	501.5	6.0	0.027	0.16	Jsbd	
06-BH0054	435826	4860087	580	457	467.5	10.5	0.039	0.41	Jsbd	
				545.5	546.5	1.0	0.037	0.04	Tlcw	
06-BH0055	435826	4860026	575	476	478	2.0	0.042	0.08	Jsbd	
				401	403	2.0	0.023	0.05	Jsbd	
				502.5	530.5	28.0	0.043	1.20	Jsbd	
06-BH0056	435817	4859960	580	544	544.5	0.5	0.055	0.03	Tlcw	
06-BH0057	435787	4859909	580	515	521	6.0	0.022	0.13	Jsbd	
				538.5	545.5	7.0	0.024	0.17	Jsbd	
06-BH0058	435736	4859907	600	484	485.5	1.5	0.026	0.04	Jsbd	
				508	516	8.0	0.036	0.29	Jsbd	
06-BH0059	435685	4860115	610	510	512.5	2.5	0.036	0.09	Jsbd	
06-BH0060	435746	4860110	620	502.5	506	3.5	0.055	0.19	Jsbd	
				573.5	576	2.5	0.027	0.07	Tlcw	
06-BH0061	435751	4859751	610	All Values Below Cutoff						
06-BH0062	435932	4859596	580	502.5	505	2.5	0.021	0.05	Jsbd	
				506.5	507.5	1.0	0.026	0.03	Jsbd	
07-BH0063	436348	4859341	500	149.5	150.5	1.0	0.031	0.03	Twdr	
				418.5	429	10.5	0.034	0.36	Jsbd	
				444	450	6.0	0.026	0.16	Jsbd	442-460' 18.0' of 0.021% U3O8 with 0.015% cutoff
				453	456	3.0	0.022	0.07	Jsbd	
				458	459.5	1.5	0.021	0.03	Jsbd	
07-BH0064	436469	4859463	450	158.5	160.5	2.0	0.023	0.05	Twdr	
				390	392.5	2.5	0.022	0.06	Jsbd	
				409	411	2.0	0.024	0.05	Jsbd	
				420.5	421	0.5	0.037	0.02	Tlcw	
07-BH0065	436527	4859464	430	167.5	168	0.5	0.021	0.01	Twdr	
				326	326.5	0.5	0.02	0.01	Jsbd	
				372	378.5	6.5	0.052	0.34	Jsbd	
				382	383.5	1.5	0.02	0.03	Jsbd	
				406.5	407	0.5	0.076	0.04	Tlcw	
07-BH0066	436526	4859404	440	165.5	166	0.5	0.022	0.01	Twdr	
				407	408.5	1.5	0.026	0.04	Jsbd	

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 25-3

SCOTT WILSON RPA	www.scottwilson.com

SCOTT WILSON RPA *www.scottwilson.com*

Last updated: [illegible]

[illegible]	Easting, UTM	Northing, UTM	Total Depth	2008 Intercept Summary (0.02% eU3O8 cutoff)						Comments
				411	411.5	0.5	0.074	0.04	Tcw	
[illegible]	[illegible]	[illegible]	580	All Values Below Cutoff						
[illegible]	[illegible]	[illegible]	580	494.5	502	7.5	0.024	0.18	Jlsbd	
[illegible]	[illegible]	[illegible]	540	475.5	491	15.5	0.075	1.16	Jlsbd	
				497.5	502	4.5	0.028	0.13	Jlsbd	
				504	505.5	1.5	0.033	0.05	Jlsbd	
[illegible]	[illegible]	[illegible]	580	450.5	474	23.5	0.05	1.18	Jlsbd	
				534	535	1.0	0.047	0.05	Tcw	
[illegible]	[illegible]	[illegible]	550	163	164.5	1.5	0.04	0.06	Twtr	
[illegible]	[illegible]	[illegible]	640	All Values Below Cutoff						
[illegible]	[illegible]	[illegible]	600	607	607.5	0.5	0.028	0.01	Tcw	
[illegible]	[illegible]	[illegible]	640	543	544	1.0	0.026	0.03	Jlsbd	
[illegible]	[illegible]	[illegible]	620	549.5	551.5	2.0	0.024	0.05	Jlsbd	
				583.5	584	0.5	0.02	0.01	Jlsbd	
[illegible]	[illegible]	[illegible]	600	494.5	495	0.5	0.028	0.01	Jlsbd	
[illegible]	[illegible]	[illegible]	580	489	490.5	1.5	0.032	0.05	Jlsbd	
[illegible]	[illegible]	[illegible]	610	All Values Below Cutoff						
[illegible]	[illegible]	[illegible]	570	185.5	186	0.5	0.023	0.01	Twtr	
				481.5	483	1.5	0.046	0.07	Jlsbd	
[illegible]	[illegible]	[illegible]	580	All Values Below Cutoff						
[illegible]	[illegible]	[illegible]	580	503.5	512	8.5	0.027	0.23	Jlsbd	
				519.5	530	10.5	0.028	0.29	Jlsbd	
[illegible]	[illegible]	[illegible]	580	175.5	176	0.5	0.028	0.01	Twtr	
				479.5	487	7.5	0.044	0.33	Jlsbd	
[illegible]	[illegible]	[illegible]	580	486	489	3.0	0.026	0.08	Jlsbd	
				500	522	22.0	0.034	0.75	Jlsbd	
				534.5	536.5	2.0	0.025	0.05	Tcw	
[illegible]	[illegible]	[illegible]	580	All Values Below Cutoff						
[illegible]	[illegible]	[illegible]	570	537.5	538	0.5	0.021	0.01	Tcw	
[illegible]	[illegible]	[illegible]	600	485.5	489.5	4.0	0.028	0.11	Jlsbd	
				509.5	517	7.5	0.026	0.20	Jlsbd	
[illegible]	[illegible]	[illegible]	480	All Values Below Cutoff						
[illegible]	[illegible]	[illegible]	460	All Values Below Cutoff						
[illegible]	[illegible]	[illegible]	630	All Values Below Cutoff						
[illegible]	[illegible]	[illegible]	500	All Values Below Cutoff						
[illegible]	[illegible]	[illegible]	530	All Values Below Cutoff						
[illegible]	[illegible]	[illegible]	480	All Values Below Cutoff						
			[illegible]	Year to date footage drilled						

The Bootheel Project LLC – Bootheel Uranium Property Technical Report NI 43-101 – September 8, 2009	Page 25-4